Confidentially submitted to the Securities and Exchange Commission on April 28, 2022.
This draft registration statement has not been publicly filed with the Securities and
Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[•]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

____________________

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
(Exact name of Registrant as specified in its charter)

____________________

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands	3351	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification number)

2188 Nanci First Road
Anhui Xinwu Economic Development Zone
Wanzhi District, Wuhu City
Anhui Province, China 241100
Tel: +86 553-8758118
ahxx1688@163.com
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

____________________

C/O 2188 Nanci First Road
Anhui Xinwu Economic Development Zone
Wanzhi District, Wuhu City
Anhui Province, China 241100
Tel: +86 553-8758118
ahxx1688@163.com

(Name, address, including zip code, and telephone number, including area code, of agent for service)

____________________

Copies of all communications, including communications
sent to agent for service, should be sent to:

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†         The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED APRIL[•], 2022

[•] Ordinary Shares

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED

This is the initial public offering of ordinary shares of Xinxu Copper Industry Technology Limited, a Cayman Islands exempted company (“Xinxu”). Throughout this prospectus, unless the context indicates otherwise, all references to “we,” “us,” “our,” “our company,” “the Company” or similar terms used in this prospectus are to Xinxu and its consolidated subsidiaries. We are offering [•] ordinary shares, par value HK$0.10 per share, on a firm commitment basis. We expect the initial public offering price of the shares to be in the range of $[•] to $[•] per share. Investors are cautioned that you are purchasing shares of Xinxu, our Cayman Islands holding company, in this initial public offering instead of purchasing equity securities of our subsidiaries that have business operations in China. Prior to this offering, there has been no public market for our ordinary shares. We plan to apply to have our ordinary shares listed on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “XXC.” We cannot guarantee that we will be successful in listing our ordinary shares on Nasdaq; however, we will not complete this offering unless we are so listed.

Investors are cautioned that you are purchasing shares of our Cayman Islands holding company in this initial public offering instead of purchasing equity securities of our subsidiaries that have business operations in China and may never hold any equity interests in our operating companies in China. Our corporate structure as a Cayman Islands holding company, with operations conducted by our PRC subsidiaries, involves unique risks to investors.

As a holding company with no material operations of its own, Xinxu conducts substantially all of its operations through its operating subsidiaries established in the People’s Republic of China (“PRC” or “China), primarily Anhui Xinxu New Materials Co., Ltd. (“Anhui Xinxu”).

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements and our distribution of earnings or settlement of amounts owed will be done through our PRC subsidiaries. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. As of the date of this prospectus, there have not been any such dividends or other distributions from our Chinese subsidiaries to us and our subsidiary located outside of China, and neither we nor any of our subsidiaries have ever paid dividends or made distributions to U.S. investors. As of the date of this prospectus, none of our PRC subsidiaries has received any funds via loans or capital contributions from us, to fund their business operations in China. In the future, cash proceeds raised from overseas financing activities, including this offering, may be transferred by us based on current statutory limits to our PRC subsidiaries via capital contribution or shareholder loans, as the case may be.

Mr. Jinchun Cheng, our Chairman of the Board of Directors and our Chief Executive Officer, currently has and will continue to have, significant influence over the Company following the completion of this offering due to his significant shareholding in the Company. Mr. Cheng currently beneficially owns an aggregate of 98% of our outstanding ordinary shares and is expected to own approximately [•]% of our outstanding ordinary shares upon the completion of this offering. For more information regarding Mr. Cheng’s beneficial ownership, see “Principal Shareholders” and “Risk Factors — Our Chief Executive Officer and Chairman of the Board of Directors, Mr. Jinchun Cheng, has a substantial influence over our company. His interests may not be aligned with the interests of our other shareholders, and he could prevent or cause a change of control or other transactions.” As a result of Mr. Cheng’s significant ownership, we may be deemed a “controlled company” under Nasdaq Rules. However, we do not intend to avail ourselves of the corporate governance exemptions offered to a “controlled company” under the Nasdaq Rules. See “Prospectus Summary — Implications of Being a Controlled Company.”

We are an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. We are also a “controlled company” under the Nasdaq Rules. See “Prospectus Summary — Implications of Being an Emerging Growth Company” and, “Prospectus Summary — Implications of Being a Foreign Private Issuer” and “Prospectus Summary — Controlled Company”.

There are significant legal and operational risks associated with having operating structure as a Cayman Islands holding company with substantially all of the operations conducted by our subsidiaries in China, including that changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations may materially and adversely affect our business, financial condition, results of operations and the market price of our ordinary shares. The PRC government has significant authority to exert influence on the ability of a China-based company to conduct its business, accept foreign investments or list on an U.S. or other foreign exchanges. The PRC government also has significant discretion over the conduct of our business and may intervene with or influence its operations or the development of its industry as it deems appropriate to further regulatory, political and societal goals. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

As advised by our PRC counsel, [•], as of the date of this prospectus, we are not directly subject to these regulatory actions or statements, as we have not implemented any monopolistic behavior and our business does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. As further advised by our PRC counsel, as of the date of this prospectus, no effective laws or regulations in the PRC explicitly require us to seek approval from the China Securities Regulatory Commission (the “CSRC”) or any other PRC governmental authorities for our overseas listing plan, nor has our company or any of our subsidiaries received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued or taken effect, it is highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our company, or any of our subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S. See “Risk Factors” beginning on page 13 of this prospectus for a discussion of these legal and operational risks and other information that should be considered before making a decision to purchase our ordinary shares.

Furthermore, as more stringent criteria have been imposed by the SEC and the Public Company Accounting Oversight Board (the “PCAOB”) recently, our securities may be prohibited from trading if our auditor cannot be fully inspected. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in the PRC or Hong Kong. This list does not include our auditor, [•]. While our auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause our securities to be delisted from the stock exchange. See “Risk Factors — Risks Related to Doing Business in China — The Holding Foreign Companies Accountable Act, or HFCA Act, together with recent joint statement by the SEC and PCAOB, Nasdaq rule changes, a determination by the PCAOB that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments add uncertainties to our offering.”

	Per Share		Total
Public offering price	$	[•]	$	[•]
Underwriting fee and commissions(1)(2)	$	[•]	$	[•]
Proceeds to us, before expenses	$	[•]	$	[•]

____________

(1)       Represents underwriting discount and commissions equal to [    ]% per share (or $[•] per share), which is the underwriting discount we have agreed to pay on the gross proceeds of this offering.

(2)       Does not include a non-accountable expense allowance of $[    ] payable to the underwriters at closing of the offering. In addition, we have agreed to pay up to $[    ] of accountable out-of-pocket expenses incurred by the underwriters in connection with this offering, including the fees and expenses of underwriters’ counsel. For a description of the other terms of compensation to be received by the underwriters, see “Underwriting.”

We have granted a 45-day option to the representatives of the underwriters to purchase up to an additional [•] ordinary shares, solely to cover over-allotments, if any.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares to purchasers against payment therefor on or about [•], 2022.

The date of this prospectus is [•], 2022.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from what is contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States of America (the “United States” or the “U.S.”): Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ordinary shares and the distribution of this prospectus outside of the United States.

i

ABOUT THIS PROSPECTUS

Unless otherwise indicated, in this prospectus, the following terms shall have the meaning set out below:

“Anhui Xinxu”	Anhui Xinxu New Materials Co., Ltd., a limited liability company organized under the laws of China and a wholly-owned subsidiary of Anhui Heri Information Technology Co., Ltd.
“Anhui Heri” or “WFOE”	Anhui Heri Information Technology Co., Ltd., a limited liability company organized under the laws of China and a wholly-owned subsidiary of Supreme Highness Limited.
“China” or the “PRC”	The People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only.
“Code”	The Internal Revenue Code of 1986, as amended.
“Exchange Act”	Securities Exchange Act of 1934, as amended.
“HK Xinxu”	Supreme Highness Limited, a limited company organized under the laws of Hong Kong and a wholly owned subsidiary of Xinxu Copper Industry Technology Limited.
“Nasdaq”	Nasdaq Capital Market.
“ordinary shares”	Our ordinary shares, par value HK$0.10 per share.
“PCAOB”	Public Company Accounting Oversight Board.
“RMB”, “Chinese Yuan” or “Renminbi”	Legal currency of China.
“SEC”	The United States Securities and Exchange Commission.
“Securities Act”	The Securities Act of 1933, as amended.
“US”, “U.S.” or “USA”	The United States of America.
“US$,” “U.S. dollars,” “$,” and “dollars”	Legal currency of the United States.
“we,” “us,” “our company,” “our,” “the Company”

Xinxu Copper Industry Technology Limited, a Cayman Islands exempted company, and its subsidiaries, Supreme Highness Limited, Anhui Heri Information Technology Co., Ltd., and Anhui Xinxu New Materials Co., Ltd.

“Xinxu”	Xinxu Copper Industry Technology Limited, an exempted company formed under the laws of Cayman Islands with limited liability.

Our reporting currency is the US$. The functional currency of our entities is RMB. This registration statement contains conversion of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this prospectus is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this prospectus are made at the rate as of the end of the applicable period, that is, RMB6.3726 to US$1.00, the rate in effect as of December 31, 2021. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange.

Numerical figures included in this registration statement may be subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

For the sake of clarity, this prospectus follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of our Chairman will be presented as “Jinchun Cheng”, even though, in Chinese, Mr. Cheng’s name is presented as “Cheng Jinchun”.

ii

Our fiscal year end is June 30. References to a particular “fiscal year” are to our fiscal year ended June 30 of that calendar year. Our audited consolidated financial statements have been prepared in accordance with the generally accepted accounting principles in the United States (the “U.S. GAAP”).

Except where indicated or where the context otherwise requires, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates, surveys, and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties. None of the independent industry publications used in this prospectus were prepared on our behalf. Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus, and to risks due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these forecasts and other forward-looking information.

We have proprietary rights to trademarks used in this prospectus that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are without the ®, ™ and other similar symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

This prospectus may contain additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.

iii

PROSPECTUS SUMMARY

Investors are cautioned that you are purchasing ordinary shares of our Cayman Islands holding company in this initial public offering instead of purchasing equity securities of our subsidiaries that have business operations in China.

This summary highlights certain information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares in this offering. You should read the entire prospectus carefully, including our financial statements and related notes and the risks described under “Risk Factors.” This summary contains forward-looking statements that involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Overview

Xinxu is a holding company incorporated on September 11, 2017 as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of its own, Xinxu conducts substantially all of its operations through its subsidiaries established in China, primarily Anhui Xinxu.

We, through Anhui Xinxu, are primarily engaged in the research and development (“R&D”), fabricating and processing, and sales and distribution of copper and copper alloy products. Our products include, but are not limited to, T2 red copper bars, T2 tin-plated copper bars, T2 copper rods and sticks, and electrolytic copper. We engage in metal casting, extruding, and drawing to fabricate finished and semi-finished copper products from copper cathode and scrap copper wires. Our products are used in a variety of applications across diversified end markets, including electronics and electrical components, telecommunications, automobiles, air conditioners, ships, metallurgy, electromechanical, transportation, building and housing, power distribution, solar energy and other sectors across China.

We access these end markets through our direct sales force reaching a wide variety of customers with both high and low volume demands for our products. We believe the diversity of our product portfolio, our R&D capacities and technical expertise underpin the long-standing relationships we have with our broad customer base.

We currently have over 200 customers, covering 15 provinces of China, including Anhui, Zhejiang, Jiangsu, and Guangdong. We employ approximately 70 people and operate our business in an area of approximately 43,330 square meters in Wuhu City, Anhui Province, China. Currently we have two manufacturing workshops covering an area of approximately 7,500 square meters, owning four productions lines with an annual production capacity of approximately 13,000 tons. We have established long-term strategic partnerships with most of our major suppliers for the sufficient supply of our raw materials.

Since our inception, we have been focusing on the establishment and improvement of our R&D capacities. In April 2017, we established our R&D department and technology center in Wuhu City, Anhui Province, and from 2018 to 2020, we conducted four R&D projects in Wuhu City, Anhui Province and obtained 21 patents as a result of those R&D projects. As of the date of this prospectus, those patents have been applied into our product portfolio, which not only improve the product quality, but also make our production more efficient. In 2018, our “Xinxu” branded copper busbars were awarded as “Anhui Brand Name Products” and in the same year, Anhui Xinxu was also recognized as an “Anhui Enterprise Technical Center” and “Anhui Trademark Demonstration Enterprise” due to our comparatively strong technical strength and optimized R&D conditions. Starting from 2018, Anhui Xinxu has qualified as “High and New — Technology Enterprise” (“HNTE”) by Anhui Province Science and Technology Bureau till present. As of the date of this prospectus, we have a R&D team consisting of 8 people and have a patent portfolio of 29 registered patents in China.

We prioritize product quality management and are committed to strengthening the professional ethics and cultivating quality consciousness of our employees, forming a strict quality management system, which we believe is in line with industry standards in China. As a high technology company, we have established a sound quality control system where our products, including copper bars and sticks, are compliant with the ISO 9001 and ISO 14001standards.

We generate revenues primarily through sales of our own “Xinxu” brand copper products and outsourced copper products, with our own brand products contributing to most of our revenues.

For the fiscal years ended June 30, 2021 and 2020, we recognized $55,193,286 and $40,944,588, respectively, in revenues, of which our own brand copper products accounted for 53% and 60%, respectively, and outsourced copper products accounted for 47% and 40%, respectively.

Our Strengths

We believe that the following strengths contribute to our growth and differentiate us from our competitors:

•        Strong R&D capabilities;

•        Long-standing and stable customer and supplier relationships; and

•        Experienced management team.

Our Strategies

We intend to grow our business by pursuing the following strategies:

•        Strengthen our industry position by gaining additional market share.

•        Uphold our commitment to product quality.

•        Extend and upgrade product offerings through technology innovation.

•        Expand our sales network.

•        Enhance our ability to attract, incentivize and retain talented professionals.

Our Corporate History and Structure

Incorporated on September 11, 2017, we are a Cayman Islands exempted company structured as a holding company and conduct our operation through our subsidiaries in China. We first started our business through our wholly-owned subsidiary, Anhui Xinxu, which was formed on January 5, 2012 in China.

HK Xinxu, incorporated on September 15, 2017 under the laws of Hong Kong, is our wholly-owned subsidiary in Hong Kong, which, in turn, wholly owns all of the equity interest of Anhui Heri, a wholly foreign-owned enterprise incorporated on November 10, 2021 under the laws of China. On November 15, 2021, Anhui Heri entered into share transfer agreements (“Share Transfer Agreements”) with all shareholders of Anhui Xinxu, to acquire all the equity interests of Anhui Xinxu for no consideration. Upon closing of such share transfers on November 15, 2021, Anhui Xinxu became the wholly-owned subsidiary of Anhui Heri.

Anhui Xinxu was incorporated as a limited liability company in China under the name “Wuhu Xinxu Copper Industry Co., Ltd.” on January 5, 2012, with a current registered capital of RMB67,857,143 after several rounds of capital increases. Anhui Xinxu changed its name to “Anhui Xinxu New Materials Inc.” and converted into a company limited by shares on March 19, 2015. Anhui Xinxu was listed on the Anhui Equity Exchange, which is a regional equity trading system for small-to-medium micro enterprises in Anhui Province, China, from 2015 to 2016. Following its voluntary delisting from the Anhui Equity Exchange, Anhui Xinxu changed its name to “Anhui Xinxu New Materials Co., Ltd.” and converted back into a limited liability company in September 2017.

The chart below summarizes our corporate structure, including our subsidiaries, as of the date of this prospectus:

Recent Regulatory Developments in China

Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”) and Anti-Monopoly Law of the People’s Republic of China promulgated by the SCNPC which became effective in 2008 (“Anti-Monopoly Law”), established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that State Administration for Market Regulation (“SAMR”), be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law requires that transactions which involve the national security, the examination on the national security shall also be conducted according to the relevant provisions of the State. In addition, the PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition.

On July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. Pursuant to the Opinions, Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law. As of the date of this prospectus, no official guidance or related implementation rules have been issued yet and the interpretation of these opinions remains unclear at this stage. See “Risk Factors — Risks Related to Doing Business in China — The approval of the CSRC or other PRC regulatory agencies may be required in connection with this offering under a PRC regulation or any new laws, rules or regulations to be enacted, and if required, we cannot assure you that we will be able to obtain such approval.”

In addition, on July 10, 2021, the Cyberspace Administration of China issued the Measures for Cybersecurity Review (Revision Draft for Comments), or the Measures, for public comments, which propose to authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, including listings in foreign countries by companies that possess the personal data of more than one million users. On December 28, 2021, the Measures for Cybersecurity Review (2021 version) which was promulgated and became effective on February 15, 2022, provides that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021 version), further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The Cyberspace Administration of China has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also look into the potential national security risks from overseas IPOs.

On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures,” collectively with the Draft Administrative Provisions, the “Draft Rules Regarding Overseas Listing”), both of which had a comment period that expired on January 23, 2022. The Draft Rules Regarding Overseas Listing lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets. Among other things, if a domestic enterprise intends to indirectly offer and list securities in an overseas market, the record-filing obligation is with a major operating entity incorporated in the PRC and such filing obligation shall be completed within three business days after the overseas listing application is submitted. The required filing materials for an initial public offering and listing shall include but not limited to: regulatory opinions, record-filing, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); and security assessment opinion issued by relevant regulatory authorities (if applicable).

The Draft Rules Regarding Overseas Listing, if enacted, may subject us to additional compliance requirement in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Draft Rules Regarding Overseas List on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless.

As further advised by our PRC counsel, [•], as of the date of this prospectus, no effective laws or regulations in the PRC explicitly require us to seek approval from the CSRC or any other PRC governmental authorities for our overseas listing plan, nor has our company or any of our subsidiaries received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. exchange. The SCNPC or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our company, or any of our subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S. See “Risk Factors” beginning on page 13 for a discussion of these legal and operational risks and other information that should be considered before making a decision to purchase our ordinary shares.

Dividends and Other Distributions

Xinxu is a holding company with no material operations of its own and does not generate any revenue. We currently conduct substantially all of our operations through our PRC subsidiaries in the PRC. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation on loans to, and direct investment in, our PRC subsidiaries by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 17.

Under our current corporate structure, we rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have, including the funds necessary to pay dividends and other cash distributions to our shareholders or to service any debt we may incur. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. As of the date of this prospectus, there were no cash flows between our Cayman Islands holding company and our subsidiaries.

Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings. However, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up for previous year’s accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such funds reaches 50% of its registered capital. This portion of our PRC subsidiaries’ respective net assets are prohibited from being distributed to their shareholders as dividends. See “Regulation — Regulations on Dividend Distributions”. However, none of our PRC subsidiaries has made any dividends or other distributions to our holding company or any U.S. investors as of the date of this prospectus. See also “Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and the PRC subsidiaries’ restrictions on paying dividends or making other payments to us could restrict our ability to satisfy our liquidity requirements and have a material and adverse effect on our ability to conduct our business” on page 21.

As of the date of this prospectus, none of our subsidiaries have ever issued any dividends or made other distributions to us or their respective holding companies nor have we or any of our subsidiaries ever paid dividends or made other distributions to U.S. investors. We intend to retain all of our available funds and any future earnings after this offering and cash proceeds from overseas financing activities, including this offering, to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future.

In addition, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to transfer cash out of China, and pay dividends in foreign currencies to our shareholders. There can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations. See “Risk Factors — Risks Related to Doing Business in China — Restrictions on currency exchange may limit our ability to utilize our revenues effectively” on page 20.

A 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises. Any gain realized on the transfer of ordinary shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC. See also “Risk Factors — Risks Related to Doing Business in China — Dividends payable to our foreign investors and gains on the sale of our ordinary shares by our foreign investors may be subject to PRC tax” on page 23.

Summary of Risks Affecting Our Company

Our business is subject to multiple risks and uncertainties, as more fully described in “Risk Factors” and elsewhere in this prospectus. We urge you to read “Risk Factors” and this prospectus in full. Our principal risks may be summarized as follows:

Risks Related to Doing Business in China

•        The Holding Foreign Companies Accountable Act, or HFCA Act, together with recent joint statement by the SEC and PCAOB, Nasdaq rule changes, a determination by the PCAOB that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments add uncertainties to our offering. See “Risk Factors — Risks Related to Doing Business in China — The Holding Foreign Companies Accountable Act, or HFCA Act, together with recent joint statement by the SEC and PCAOB, Nasdaq rule changes, a determination by the PCAOB that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments add uncertainties to our offering” beginning on page 13.

•        Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies. See “Risk Factors — Risks Related to Doing Business in China — Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies” beginning on page 14.

•        Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us. See “Risk Factors — Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us” beginning on page 15.

•        The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations and this offering at any time, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless. See “Risk Factors — Risks Related to Doing Business in China — The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations and this offering at any time, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless” beginning on page 16.

•        Regulation and censorship of information disseminated over the internet in China may adversely affect our business, and we may be liable for content that is displayed on our website. See “Risk Factors — Risks Related to Doing Business in China — Regulation and censorship of information disseminated over the internet in China may adversely affect our business, and we may be liable for content that is displayed on our website” beginning on page 17.

•        PRC regulation on loans to, and direct investment in, our PRC subsidiaries by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation on loans to, and direct investment in, our PRC Subsidiaries by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” beginning on page 17.

•        We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and the PRC subsidiaries’ restrictions on paying dividends or making other payments to us could restrict our ability to satisfy our liquidity requirements and have a material and adverse effect on our ability to conduct our business. See “Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and the PRC subsidiaries’ restrictions on paying dividends or making other payments to us could restrict our ability to satisfy our liquidity requirements and have a material and adverse effect on our ability to conduct our business” beginning on page 21.

•        The approval of the CSRC or other PRC regulatory agencies may be required in connection with this offering under a PRC regulation or any new laws, rules or regulations to be enacted, and if required, we cannot assure you that we will be able to obtain such approval. See “Risk Factors — Risks Related to Doing Business in China — The approval of the CSRC or other PRC regulatory agencies may be required in connection with this offering under a PRC regulation or any new laws, rules or regulations to be enacted, and if required, we cannot assure you that we will be able to obtain such approval” beginning on page 23.

•        The CSRC has released for public consultation the draft rules for China-based companies seeking to conduct initial public offerings in foreign markets. While such rules have not yet gone into effect, the Chinese government may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or become worthless. See “Risk Factors — Risks Related to Doing Business in China — The CSRC has released for public consultation the draft rules for China-based companies seeking to conduct initial public offerings in foreign markets. While such rules have not yet gone into effect, the Chinese government may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or become worthless” beginning on page 25.

•        Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties. See “Risk Factors — Risks Related to Doing Business in China — Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties” beginning on page 25.

•        We are subject to a variety of environmental laws that could be costly for us to comply with, and we could incur liability if we fail to comply with such laws or if we are responsible for releases of pollutants to the environment. See “Risk Factors — Risks Related to Doing Business in China — We are subject to a variety of environmental laws that could be costly for us to comply with, and we could incur liability if we fail to comply with such laws or if we are responsible for releases of pollutants to the environment” beginning on page 26.

•        Failure to complete environmental protection testing acceptance and information publication, as required by relevant PRC regulations may materially and adversely affect our business, financial condition, and results of operations. See “Risk Factors — Risks Related to Doing Business in China — We are subject to a variety of environmental laws that could be costly for us to comply with, and we could incur liability if we fail to comply with such laws or if we are responsible for releases of pollutants to the environment” beginning on page 26.

•       Failure to meet the current fire prevention standard for Workshop 2 as required by relevant PRC regulations may adversely affect our business, financial condition, and results of operations. See “Risk Factors — Risks Related to Doing Business in China — Failure to meet the current fire prevention standard for Workshop 2 as required by relevant PRC regulations may adversely affect our business, financial condition, and results of operations” beginning on page 27.

Risks Related to Our Business and Industry

•        Failure to maintain the quality and safety of our products could have a material and adverse effect on our reputation, financial condition and results of operations. See “Risk Factors — Risks Related to Our Business and Industry — Failure to maintain the quality and safety of our products could have a material and adverse effect on our reputation, financial condition and results of operations” beginning on page 30.

•        Any failure to maintain effective quality control over our products could materially adversely affect our business. See “Risk Factors — Risks Related to Our Business and Industry — Any failure to maintain effective quality control over our products could materially adversely affect our business” beginning on page [  ].

•        Volatility in the price of electrolytic copper and other commodities may adversely affect our business, financial condition and results of operations. See “Risk Factors — Risks Related to Our Business and Industry — Volatility in the price of electrolytic copper and other commodities may adversely affect our business, financial condition and results of operations” beginning on page 30.

•        Any decline in the availability or increase in the cost of raw materials could materially impact our earnings. See “Risk Factors — Risks Related to Our Business and Industry — Any decline in the availability or increase in the cost of raw materials could materially impact our earnings” beginning on page 31.

•        Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products, which could have a material adverse effect on our business, financial condition and results of operations. See “Risk Factors — Risks Related to Our Business and Industry — Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products, which could have a material adverse effect on our business, financial condition and results of operations” beginning on page 31.

•        A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition. See “Risk Factors — Risks Related to Our Business and Industry — A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition” beginning on page 31.

•        Issues or defects with products may lead to product liability, personal injury or property damage claims, recalls, withdrawals, replacements of products, or regulatory actions by governmental authorities that could divert resources, affect business operations, decrease sales, increase costs, and put us at a competitive disadvantage, any of which could have a significant adverse effect on our business, financial condition and results of operations. See “Risk Factors — Risks Related to Our Business and Industry — Issues or defects with products may lead to product liability, personal injury or property damage claims, recalls, withdrawals, replacements of products, or regulatory actions by governmental authorities that could divert resources, affect business operations, decrease sales, increase costs, and put us at a competitive disadvantage, any of which could have a significant adverse effect on our business, financial condition and results of operations” beginning on page 31.

•        We do not have long-term contractual agreements with any of our customers, and our sales could be reduced if our customers switch some or all of their business with us to other suppliers. See “Risk Factors — Risks Related to Our Business and Industry — We do not have long-term contractual agreements with any of our customers, and our sales could be reduced if our customers switch some or all of their business with us to other suppliers” beginning on page 32.

•        We depend on one major customer with whom we do not enter into long-term contractual agreement, the loss of which could cause a significant decline in our revenues. See “Risk Factors — Risks Related to Our Business and Industry — We depend on one major customer with whom we do not enter into long-term contractual agreement, the loss of which could cause a significant decline in our revenues” beginning on page 32.

•       If we fail to acquire new customers or retain existing customers in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected. See “Risk Factors — Risks Related to Our Business and Industry — If we fail to acquire new customers or retain existing customers in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected” beginning on page 32

•        Our business is dependent on third-party suppliers and changes or difficulties in our relationships with our suppliers may harm our business and financial results. See “Risk Factors — Risks Related to Our Business and Industry — Our business is dependent on third-party suppliers and changes or difficulties in our relationships with our suppliers may harm our business and financial results” beginning on page 32.

•        We do not have long term contracts with most of our suppliers (including some of our top suppliers), and they can reduce order quantities or terminate their sales to us at any time, which may materially and adversely affect our business, financial condition and results of operations. See “Risk Factors — Risks Related to Our Business and Industry — We do not have long term contracts with most of our suppliers (including some of our top suppliers), and they can reduce order quantities or terminate their sales to us at any time, which may materially and adversely affect our business, financial condition and results of operations” beginning on page 33.

•        The ongoing COVID-19 pandemic has had an adverse impact on our business, results of operations and financial condition. Other epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could also disrupt our operations, which could materially and adversely affect our business, financial condition, and results of operations. See “Risk Factors — Risks Related to Our Business and Industry — The ongoing COVID-19 pandemic has had an adverse impact on our business, results of operations and financial condition. Other epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could also disrupt our operations, which could materially and adversely affect our business, financial condition, and results of operations” beginning on page 40.

Risks Related to Offering and Ownership of Ordinary Shares

•        There is no active trading market for our ordinary shares and there can be no assurance any market will develop or that the trading price will not decline below the price paid by investors. See “Risk Factors — Risks Related to Offering and Ownership of Ordinary Shares — There is no active trading market for our ordinary shares and there can be no assurance any market will develop or that the trading price will not decline below the price paid by investors” beginning on page 41.

•        Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of our listed securities. See “Risk Factors — Risks Related to Offering and Ownership of Ordinary Shares — Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of our listed securities” beginning on page 41.

•        The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors. See “Risk Factors — Risks Related to Offering and Ownership of Ordinary Shares — The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors” beginning on page 41.

•        Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution. See “Risk Factors — Risks Related to Offering and Ownership of Ordinary Shares — Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution” beginning on page 43.

•        Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions. See “Risk Factors — Risks Related to Offering and Ownership of Ordinary Shares — Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions” beginning on page 47.

•        Our Chief Executive Officer and Chairman of the Board of Directors, Mr. Jinchun Cheng, has a substantial influence over our company. His interests may not be aligned with the interests of our other shareholders, and he could prevent or cause a change of control or other transactions. See “Risk Factors — Risks Related to Offering and Ownership of Ordinary Shares — Our Chief Executive Officer and Chairman of the Board of Directors, Mr. Jinchun Cheng, has a substantial influence over our company. His interests may not be aligned with the interests of our other shareholders, and he could prevent or cause a change of control or other transactions” beginning on page 44

Implications of Being an Emerging Growth Company

We had less than $1.07 billion in revenue during our last fiscal year. As a result, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and may take advantage of reduced public reporting requirements. These provisions include, but are not limited to:

•        being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

•        not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•        reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

•        exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our ordinary shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” if our annual gross revenues exceed $1.07 billion or if we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. We have elected to take advantage of this extended transition period and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

Implications of Being a Foreign Private Issuer

Upon consummation of this offering, we will report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a non-U.S. company with “foreign private issuer” status. Even after we no longer qualify as an emerging growth company, so long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act and the rules thereunder that are applicable to U.S. domestic public companies, including:

•        the rules under the Exchange Act that require U.S. domestic public companies to issue financial statements prepared under U.S. GAAP;

•        the sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of any securities registered under the Exchange Act;

•        the sections of the Exchange Act that require insiders to file public reports of their share ownership and trading activities and that impose liability on insiders who profit from trades made in a short period of time; and

•        the rules under the Exchange Act that require the filing with the SEC of quarterly reports on Form 10-Q, containing unaudited financial and other specified information, and current reports on Form 8-K, upon the occurrence of specified significant events.

We will file with the SEC, within four months after the end of each fiscal year (or such other reports required by the SEC), an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain of the more extensive SEC executive compensation disclosure rules. Therefore, if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from such rules and will continue to be permitted to follow our home country practice as to the disclosure of such matters.

Implications of Being a Controlled Company

Under the Nasdaq Rules, a controlled company is a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. We may be deemed a controlled company because we anticipate that Mr. Jinchun Cheng, our Chairman and Chief Executive Officer, will own more than 50% of our voting power following the completion of this offering. For so long as we remain a controlled company, we are exempt from the obligation to comply with certain Nasdaq corporate governance requirements, including:

•        our board of directors is not required to be comprised of a majority of independent directors;

•        our board of directors is not subject to the compensation committee requirement; and

•        we are not subject to the requirements that director nominees be selected either by the independent directors or a nomination committee comprised solely of independent directors.

The controlled company exemptions do not apply to the audit committee requirement or the requirement for executive sessions of independent directors. We are required to disclose in our annual report that we are a controlled company and the basis for that determination. Although we do not plan to take advantage of the exemptions provided to controlled companies, we may in the future take advantage of such exemptions.

Corporate Information

Our principal executive offices are located at 2188 Nanci First Road, Anhui Xinwu Economic Development Zone, Wanzhi District, Wuhu City, Anhui Province, China, and our telephone number is +86 553-8758118. Our website is www.ahxinxu.com. Information contained on, or available through, our website does not constitute part of, and is not deemed incorporated by reference into, this prospectus. Our registered office in the Cayman Islands is located at the offices of Harneys Fiduciary (Cayman) Limited, Harbour Place, 103 South Church Street, George Town, Cayman Islands. Our agent for service of process in the United States is [•], [•].

The Offering

Securities being offered:	[•] ordinary shares on a firm commitment basis.
Initial offering price:	We estimate the initial public offering price for the ordinary shares will be in the range of $[•] to $[•] per ordinary share.
Number of ordinary shares outstanding before the offering:	[ ] ordinary shares.
Number of ordinary shares outstanding after the offering:	[•] ordinary shares, assuming full exercise of the underwriters’ over-allotment option, and [•] ordinary shares, assuming no exercise of the underwriters’ over-allotment option.
Use of proceeds:

We intend to use the net proceeds of this offering for (i) the purchase of equipment and facilities, improvement of production lines, and expansion of sales network and new staff hire; (ii) potential acquisitions of, or investments in, businesses engaged in the same or similar copper industry as we do; (iii) the research and development of new products and new technology, and improvement of existing products and technologies; and (iv) working capital, operating expenses and other general corporate purposes. For more information on the use of proceeds, see “Use of Proceeds” on page 51.

Lock-up agreements

In connection with this offering, we have agreed, for a period of 180 days from the date of this prospectus, not to issue, contract to sell, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares of the Company.

All of our directors and officers and certain shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exercisable or exchangeable for our ordinary shares for a period of 12 months from the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Proposed Nasdaq symbol:	We plan to apply to have our ordinary shares listed on the Nasdaq under the symbol “XXC.”
Transfer agent and registrar	[•]
Risk factors:

Investing in our ordinary shares involves a significant degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 13.

RISK FACTORS

Investing in our ordinary shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our ordinary shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Risks Related to Doing Business in China

The Holding Foreign Companies Accountable Act, or HFCA Act, together with recent joint statement by the SEC and PCAOB, Nasdaq rule changes, a determination by the PCAOB that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments add uncertainties to our offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the disclosure, financial reporting and other risks associated with investing in companies based in or have substantial operations in emerging markets including China as well as the limited remedies available to investors who might take legal action against such companies. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors. These proposals were approved by the SEC on October 4, 2021. These developments add uncertainties to our offering, including the possibility that Nasdaq can stop trading in our securities if the PCAOB cannot inspect or fully investigate our auditor.

Furthermore, various equity-based research organizations have recently published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our shares to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

On May 20, 2020 and December 2, 2020, the United States Senate and the United States House of Representatives, respectively, passed S. 945, the HFCA Act, which was signed into law on December 18, 2020. The HFCA Act requires a foreign company to certify that it is not owned or manipulated by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited from trading on a national exchange. The United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which has been introduced in the United States House of Representatives. This Act, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ordinary shares may be prohibited from trading or delisted.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

On December 2, 2021, the SEC issued final rules under the HFCA Act, which became effective on January 10, 2022, amending the disclosure requirements in annual reports. These amendments apply to registrants that the SEC identifies as having filed an annual report issued by a registered public accounting firm that is located in a foreign jurisdiction that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The amendments require the submission of documentation to the SEC establishing that such a registrant is not owned or controlled by a governmental entity in that foreign jurisdiction and also require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such registrants. The SEC is to identify a reporting company that has retained a registered public accounting firm to issue an audit report where that registered public accounting firm has a branch or office that:

•        Is located in a foreign jurisdiction; and

•        The PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction.

Once identified, Section 104(i)(2)(B) of the Sarbanes-Oxley Act requires these issuers, which the SEC refers to as “Commission-Identified Issuers,” to submit in connection with their annual report documentation to the SEC establishing that they are not owned or controlled by a governmental entity in that foreign jurisdiction and to name any director who is affiliated with the Chinese Communist Party or whether the company’s articles include any charter of the Chinese Communist Party.

On December 16, 2021, the PCAOB determined that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in the PRC or Hong Kong. This list does not include our auditor, [•], a U.S. public accounting firm registered with PCAOB and subject to PCAOB inspection. PCAOB is able to inspect the audit work papers relating to our PRC Subsidiaries, as such work papers are electronic files possessed by our auditor in the U.S.

In the event the PCAOB expands the category of firms which it cannot inspect in future and include our auditor [•] in the list, we must change our independent auditor in sufficient time so as to meet the requirements of SEC and Nasdaq. If we fail to change auditors to meet the SEC and Nasdaq requirements, we will be delisted from the Nasdaq, and our ordinary shares are unable to be listed on another securities exchange or traded on an over-the-counter market in the United States, your ability to sell or purchase our ordinary shares when you wish to do so will be impaired, and the risk and uncertainty associated with a potential delisting would have a negative impact on the market for and the price of our ordinary shares. We cannot assure you that, because our books and records are located in China, we will in the future be able to become an issuer that is not a Commission-Identified Issuer, in which event our ordinary shares may not be tradable in any United States stock exchange or market and it may be necessary for us to list on a foreign exchange in order that our ordinary shares can be traded. It is possible that, in the event trading in our stock in the United States is no longer possible, you may lose the entire value of your ordinary shares.

Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our shares on Nasdaq, which could materially impair the market for and market price of our ordinary shares.

Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Substantially all of our operations are conducted in the PRC and substantially all of our revenues is sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC or changes in government relations between China and the United States or other governments. There is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past four decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operation could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity.

In July 2021, the Chinese government provided new guidance on China-based companies raising capital outside of China. In light of such developments, the SEC has imposed enhanced disclosure requirements on China-based companies seeking to register securities with the SEC. As substantially all of our operations are based in China, any future Chinese, U.S. or other rules and regulations that place restrictions on capital raising or other activities by China based companies could adversely affect our business and results of operations. If the business environment in China deteriorates from the perspective of domestic or international investment, or if relations between China and the United States or other governments deteriorate, the Chinese government may intervene with our operations and our business in China and United States, as well as the market price of our ordinary shares, may also be adversely affected.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

Our PRC subsidiaries are subject to various PRC laws, rules and regulations generally applicable to companies in China. The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China.

As relevant laws and regulations are relatively new and the PRC legal system continues to rapidly evolve with little advance notice, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business, impede our ability to continue our operations and reduce the value of your investment in Xinxu.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments, which required that, among others, in addition to “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On November 14, 2021, the Cyberspace Administration of China published the Network Internet Data Protection Draft Regulations (draft for comments), which reiterates that data handlers that process the personal information of more than one million users listing in a foreign country should apply for a cybersecurity review. On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and became effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. Based on the advice of our PRC counsel, we are not among the “operators of critical information infrastructure,” “data processors,” “online platform operators” or “data handlers” as mentioned above, however, the Measures for Cybersecurity Review (2021 version) was recently adopted and the Network Internet Data Protection Draft Regulations (draft for comments) is in the process of being formulated and the Opinions remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities.

On December 24, 2021, the CSRC released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired on January 23, 2022, and if enacted, may subject us to additional compliance requirement in the future. See “Risks Related to Doing Business in China — The CSRC has released for public consultation the draft rules for China-based companies seeking to conduct initial public offerings in foreign markets. While such rules have not yet gone into effect, the Chinese government may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or become worthless.” Thus, it is still uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals or to fulfill any record-filing requirements. Furthermore, if we do not receive any required approvals or record-filing or if we incorrectly conclude that approvals or record-filing are not required or if the CSRC or other regulatory agencies promulgate new rules, explanations or interpretations requiring that we obtain their prior approvals or ex-post record-filing for this offering and any follow-on offering, we may be unable to obtain such approvals and record-filing which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors.

Furthermore, the PRC government authorities may strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Such actions taken by the PRC government authorities may intervene or influence our operations at any time, which are beyond our control. Therefore, any such action may adversely affect our operations and significantly limit or hinder our ability to offer or continue to offer securities to you and reduce the value of such securities.

Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in our operations, financial performance and/or the value of our ordinary shares or impair our ability to raise money.

The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations and this offering at any time, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless.

We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if any of the PRC subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on any U.S. exchange, continue to offer securities to investors, or materially affect the interest of the investors and cause significantly depreciation of our price of ordinary shares.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in our operations in China.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges, and even when such permission is obtained, whether it will be denied or rescinded. Although we are currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchanges, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry. Recent statements by the Chinese government indicating an intent, and the PRC government may take actions to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business, and we may be liable for content that is displayed on our website.

China has enacted laws and regulations governing internet access and the distribution of products, services, news, information, audio-video programs and other content through the internet. In the past, the PRC government has prohibited the distribution of information through the internet that it deems to be in violation of PRC laws and regulations. If any of our internet information was deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be prevented from operating our website in China.

PRC regulation on loans to, and direct investment in, our PRC subsidiaries by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Xinxu is an exempted company incorporated in the Cayman Islands with limited liability structured as a holding company conducting its operations in China through our PRC subsidiaries. As permitted under PRC laws and regulations, in utilizing the proceeds of this offering, we may make loans to our PRC subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our PRC subsidiaries. Furthermore, loans by us to our PRC subsidiaries to finance its activities cannot exceed the statutory limits and are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in China.

The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether the SAFE will permit such capital to be used for equity investments in the PRC in actual practice. The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE

Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to grant loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, the PRC subsidiaries by offshore holding companies, and the fact that the PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may increase our labor costs, impose limitations on our labor practices and adversely affect our business and our results of operations.

The PRC Labor Law and the Labor Contract Law require that employers must execute written employment contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines, compensations and other administrative sanctions, and serious violations may constitute criminal offenses.

The PRC Labor Contract Law became effective and was implemented on January 1, 2008, which was amended on December 28, 2012. It has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to enter into written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts.

In addition, the PRC Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. For example, according to the PRC Labor Contract Law, an employer is obliged to sign an unfixed-term labor contract with any employee who has worked for the employer for 10 consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unfixed term, with certain exceptions. The employer must pay economic compensation to an employee where a labor contract is terminated or expires in accordance with the PRC Labor Contract Law, except for certain situations which are specifically regulated. In addition, the government has issued various labor-related regulations to further protect the rights of employees. According to such laws and regulations, employees are entitled to annual leave ranging from 5 to 15 days and are able to be compensated for any untaken annual leave days in the amount of three times their daily salary, subject to certain exceptions. In the event that we decide to change our employment or labor practices, the PRC Labor Contract Law and other labor-related regulation may also limit our ability to effect those changes in a manner that we believe to be cost-effective. In addition, due to the uncertainties as to the interpretation and implementation of these laws and regulations, our employment practices may not be at all times deemed in compliance with the laws and regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and financial conditions may be adversely affected.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or members of our management named in the prospectus based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulators, such as the SEC, the Department of Justice, and other authorities, are allowed to directly conduct investigation or evidence collection activities within the territory of the PRC and no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators without the competent Chinese government’s approval. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. The SEC, U.S. Department of Justice, and other U.S. authorities could face substantial challenges in bringing and enforcing actions against China-based Issuers and their officers and directors. As a result, investors in China-based Issuers may not benefit from a regulatory environment that fosters effective enforcement of U.S. federal securities laws.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfil their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the SMAR formerly known as the State Administration for Industry and Commerce (“SAIC”). We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We use two major types of chops: corporate chops and finance chops. Chops are seals or stamps used by a PRC company to legally authorize documents, often in place of a signature. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our PRC subsidiaries are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our PRC subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our PRC subsidiaries, the procedures may not be sufficient to prevent all instances of abuse or negligence. In addition, we also separate the authorized user of chops from the keeper of keys to the storage room and install security camera for the storage room. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve the matter, while distracting management from our operations, and our business operations may be materially and adversely affected.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaces the previous SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE. We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, and limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, as these foreign exchange and outbound investment related regulations are relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

All of our revenues are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries. Currently, PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since we expect a significant portion of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC and/or transfer cash out of China to pay dividends in foreign currencies to our shareholders. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries. In addition, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and the PRC subsidiaries’ restrictions on paying dividends or making other payments to us could restrict our ability to satisfy our liquidity requirements and have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands exempted holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders or holders of our ordinary shares or to service any debt we may incur. If any of our Chinese subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

According to the Foreign Investment Law of the People’s Republic of China and its implementing rules, which jointly established the legal framework for the administration of foreign-invested companies, a foreign investor may, in accordance with other applicable laws, freely transfer into or out of China its contributions, profits, capital earnings, income from asset disposal, intellectual property rights, royalties acquired, compensation or indemnity legally obtained, and income from liquidation, made or derived within the territory of China in RMB or any foreign currency, and any entity or individual shall not illegally restrict such transfer in terms of the currency, amount and frequency. According to the Company Law of the People’s Republic of China and other Chinese laws and regulations, our Chinese subsidiaries may pay dividends only out of their respective accumulated profits as determined in accordance with Chinese accounting standards and regulations. In addition, each of our Chinese subsidiaries is required to set aside at least 10% of its accumulated after-tax profits, if any, each year to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Where the statutory reserve fund is insufficient to cover any loss the Chinese subsidiary incurred in the previous financial year, its current financial year’s accumulated after-tax profits shall first be used to cover the loss before any statutory reserve fund is drawn therefrom. Such statutory reserve funds and the accumulated after-tax profits that are used for covering the loss cannot be distributed to us as dividends. At their discretion, our Chinese subsidiaries may allocate a portion of their after-tax profits based on Chinese accounting standards to a discretionary reserve fund.

Renminbi is not freely convertible into other currencies. As result, any restriction on currency exchange may limit the ability of our Chinese subsidiaries to use any future renminbi revenues to pay dividends to us. The Chinese government imposes controls on the convertibility of renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in availability of foreign currency may then restrict the ability of our Chinese subsidiaries to remit sufficient foreign currency to our offshore entities for our offshore entities to pay dividends or make other payments or otherwise to satisfy our foreign-currency-denominated obligations. The renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and foreign currency debt, including loans we may secure for our onshore subsidiaries. Currently, our Chinese subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant Chinese governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in renminbi to fund our business activities outside of China or pay dividends in foreign currencies to holders of our shares. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant Chinese governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries.

In response to the persistent capital outflow in China and renminbi’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China (“PBOC”) and the SAFE have promulgated a series of capital controls in early 2017, including stricter vetting procedures for domestic companies to remit foreign currency for overseas investments, dividends payments and shareholder loan repayments.

The Chinese government may continue to strengthen its capital controls, and more restrictions and substantial vetting processes may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our Chinese subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, or the EIT Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law and its implementing rules, both of which came into effect on January 1, 2008 and were last amended on December 29, 2018, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or the Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by individuals or foreign enterprises, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income, and our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our WFOE is wholly-owned by our Hong Kong subsidiary. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the tax payer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, projects or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the relevant Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority.

Even after we obtain the Hong Kong tax resident certificate, we are required by applicable tax laws and regulations to file required forms and materials with relevant PRC tax authorities to prove that we can enjoy 5% lower PRC withholding tax rate. We intend to obtain the required materials and file with the relevant tax authorities when it plans to declare and pay dividends, but there is no assurance that the PRC tax authorities will approve the 5% withholding tax rate.

Dividends payable to our foreign investors and gains on the sale of our ordinary shares by our foreign investors may be subject to PRC tax.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of ordinary shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares, and any gain realized from the transfer of our ordinary shares, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation. See “Regulation — Regulations Relating to Taxation”. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ordinary shares by such investors may be subject to PRC tax at a current rate of 20%. Any PRC tax liability may be reduced under applicable tax treaties. However, it is unclear whether holders of our ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas if we are considered a PRC resident enterprise. If dividends payable to our non-PRC investors, or gains from the transfer of our ordinary shares by such investors are subject to PRC tax, the value of your investment in our ordinary shares may decline significantly.

The approval of the CSRC or other PRC regulatory agencies may be required in connection with this offering under a PRC regulation or any new laws, rules or regulations to be enacted, and if required, we cannot assure you that we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. Currently, there is no consensus among leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.

Our PRC counsel has advised us based on their understanding of the current PRC law, rules and regulations that the CSRC’s approval under the M&A Rules is not required for this offering (including the offering of ordinary shares to U.S. investors) and the listing and trading of our ordinary shares on Nasdaq in the context of this offering, given that:

•        the CSRC currently has not issued any definitive rule or interpretation then in effect concerning whether offerings like ours under this prospectus are subject to this regulation; and

•        WFOE was not established by a merger with or an acquisition of any PRC domestic companies as defined under the M&A Rules.

However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules or overseas offering approval. We cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we do.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters.

On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments, which required that, among others, in addition to “operators of critical information infrastructure,” any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborates the factors to be considered when assessing the national security risks of the relevant activities. On November 14, 2021, the Cyberspace Administration of China published the Network Internet Data Protection Draft Regulations (draft for comments), which reiterates that data handlers that process the personal information of more than one million users listing in a foreign country should apply for a cybersecurity review. On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and became effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. Based on the advice of our PRC counsel, we are not among the “operators of critical information infrastructure,” “data processors,” “online platform operators” or “data handlers” as mentioned above, however, the Measures for Cybersecurity Review were recently adopted and the Network Internet Data Protection Draft Regulations (draft for comments) are in the process of being formulated and the Opinions remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities.

On December 24, 2021, the CSRC released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired on January 23, 2022, and if enacted, may subject us to additional compliance requirement in the future. See “Risk Factors — The CSRC has released for public consultation the draft rules for China-based companies seeking to conduct initial public offerings in foreign markets. While such rules have not yet gone into effect, the Chinese government may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or become worthless.” Thus, it is still uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals or to fulfill any record-filing requirements. Furthermore, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their prior approvals or ex-post record-filing for this offering and any follow-on offering, we may be unable to obtain such approvals or record-filing which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors. For instance, in the event that the CSRC approval or any regulatory approval or record-filing is required for this offering, or if the CSRC or any other PRC government authorities promulgates any new laws, rules or regulations or any interpretation or implements rules before our listing that would require us to obtain the CSRC or any other governmental approval or record-filing for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval or record-filing for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiaries, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ordinary shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ordinary shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur. Any uncertainties or negative publicity regarding such approval or record-filing requirements could have a material adverse effect on our ability to complete this offering or any follow-on offering of our securities or the market for and market price of our ordinary shares.

The CSRC has released for public consultation the draft rules for China-based companies seeking to conduct initial public offerings in foreign markets. While such rules have not yet gone into effect, the Chinese government may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or become worthless.

On December 24, 2021, the CSRC released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired on January 23, 2022. The Draft Rules Regarding Overseas Listing lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets.

The Draft Rules Regarding Overseas Listing stipulate that the Chinese-based companies, or the issuer, shall fulfill the filing procedures within three business days after the issuer makes an application for initial public offering and listing in an overseas market. The required filing materials for an initial public offering and listing should include at least the following: record-filing report and related undertakings; regulatory opinions, record-filing, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); and security assessment opinion issued by relevant regulatory authorities (if applicable); PRC legal opinion; and prospectus.

In addition, an overseas offering and listing is prohibited under any of the following circumstances: (1) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (2) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (4) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (6) other circumstances as prescribed by the State Council. The Administration Provisions defines the legal liabilities of breaches such as failure in fulfilling filing obligations or fraudulent filing conducts, imposing a fine between RMB 1 million and RMB 10 million, and in cases of severe violations, a parallel order to suspend relevant business or halt operation for rectification, revoke relevant business permits or operational license.

The Draft Rules Regarding Overseas Listing, if enacted, may subject us to additional compliance requirement in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Draft Rules Regarding Overseas List on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing provident funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit contribution plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment.

As of the date of this prospectus, we provide social security insurance including pension, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance and housing fund plans through a PRC government-mandated benefit contribution plan for most of our employees except for those who already purchased social security insurance in their local registered residences and voluntarily choose not to be enrolled into our insurance system. Notwithstanding, we may still be required to pay the shortage of our contributions. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Failure to accrue safety production funds as required by PRC regulations may materially and adversely affect our business, financial condition, and results of operations.

Companies engaged in metallurgy industry in China are required to accrue safety production funds pursuant to relevant PRC laws and regulations. Those companies who fail to accrue and utilize safety production funds may be subject to penalties or suspension of business, and the management or decision makers of such companies may be subject to penalties or criminal liabilities.

Pursuant to Work Safety Law of the People’s Republic of China, which took effect on November 1, 2002 and amended on August 27, 2009, August 31, 2014 and June 10, 2021, respectively, if any decision maker, the principal of a producer or business operator or individual investor fails to guarantee work safety funds essential for work safety, thus resulting in the lack of conditions for work safety, the producer or business operator shall be ordered to make correction by providing the necessary amount of funds within a specified time limit. In case of failure to do so within the specified time limit, the producer or business operator shall be ordered to suspend production or business operation for rectification. In the event of the violation of laws, which leads to the occurrence of a work safety accident, the principal of the producer or business operator shall be discharged from his position, and the individual investor shall be fined not less than RMB20,000 but not more than RMB200,000. If the violation constitutes a crime, criminal liability shall be pursued in accordance with relevant provisions of the Criminal Law.

As of the date of this prospectus, Anhui Xinxu has accrued safety production funds as required by PRC regulations. As a result, we may be fined or penalized, or our business may be suspended, and our business, financial condition and results of operations may be adversely affected.

We are subject to a variety of environmental laws that could be costly for us to comply with, and we could incur liability if we fail to comply with such laws or if we are responsible for releases of pollutants to the environment.

Substantially all of our operations are located in PRC. The production of our products generates waste water, exhaust gas, solid waste and equipment noise. Chinese laws impose various environmental controls on the management, handling, generation, manufacturing, transportation, storage, use and disposal of waste water, exhaust gas, solid waste, equipment noise and other materials used or generated in the production of our products. If we fail to comply with any present or future environmental laws, we could be subject to fines, corrective action, other liabilities or the suspension of production.

We pay great attention on environmental protection and governance and have formulated a systematic environmental protection management system in the treatment of waste water, exhaust gas, solid waste, and equipment noise in accordance with national requirements. However, changes in environmental laws may result in costly compliance requirements or otherwise subject us to future fines, penalties or other liabilities. To the extent these changes affect our customers and require changes to their demand, our customers may have a reduced need for our products, and, as a result, our revenue could adversely affected.

Failure to complete environmental protection testing acceptance and information publication, as required by relevant PRC regulations may materially and adversely affect our business, financial condition, and results of operations.

In 2018, our “Cleaner Production Project” was approved by the local environmental protection authority for the construction of copper wash work station, warehouse and other facilities, which has been put into use for the production of all of our products in 2020. The environmental protection costs of such project was approximately RMB55,000. As of the date of this prospectus, this project has not yet filed for environmental protection testing acceptance and information publication as required by relevant PRC regulations. We expect to complete the acceptance and information publication on or about [•]. There is no assurance that we will be able to pass the environmental protection acceptance in a timely manner or at all. If for any reason the relevant government authorities in China determine that we are not in compliance with environmental laws and regulations, we may be required to pay fines or we may be ordered to suspend such project, and our business, financial condition and results of operations could be materially and adversely affected.

Failure to meet the current fire prevention standard for Workshop 2 and obtain the title certificate for Workshop 2 as required by relevant PRC regulations may adversely affect our business, financial condition, and results of operations.

As required by PRC laws and regulations, a construction project shall be subject to the fire prevention acceptance before putting into use. We have one workshop covering approximately 1,700 square meters on Land Parcel 2 (“Workshop 2”) without obtaining title certificate due to failure to meet the current fire prevention standard.

We have completed the initial construction of Workshop 2, which is temporarily used for storage of equipment and inventories. Workshop 2 is not allowed to put into use without passing fire prevention acceptance and may be demolished for failure to make correction within the required period. The temporary use for storage of equipment and inventories may be deemed as illegal and subject to penalties by the PRC law. We are currently preparing for the application for fire prevention acceptance for Workshop 2 and expect to submit the application in April 2022. There is no guarantee that we will pass the fire prevention acceptance within the required correction period. If we fail to pass the acceptance or our temporary use of Workshop 2 for storage is deemed illegal, our business, financial condition and results of operations may be adversely affected.

As of the date of this prospectus, we are still in the process of obtaining title certificate for such workshop. The failure to obtain such certificate could result in us having to vacate the premises and our activities on such premises may be interrupted or suspended. If we are forced to move, we may not be able to find alternative facilities at all or at commercially reasonable cost, and our production activities may be disrupted. We might suffer losses as a result of business interruptions and our operations and financial results may be materially and adversely affected.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operations will be honored by us, by entities who provide services to us or with whom we associate, without violating PRC legal requirements, especially as those entities are located in China. Furthermore, under the current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or prohibited.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

While we are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. See also “— Risks Relating to Our Ordinary Shares and this Offering — You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or the SAT Circular 7. The SAT Circular 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Circular 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. On October 17, 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, which came into effect on December 1, 2017. The SAT Circular 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Circular 7 and/or SAT Circular 37. For transfer of shares in our company that do not qualify for the public securities market safe harbor by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Circular 7 and/or SAT Circular 37. As a result, we may be required to expend valuable resources to comply with SAT Circular 7 and/or SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand, (iv) or in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 is triggered.

In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Furthermore, according to the security review, foreign investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, information technology, internet products and services, financial services and technology sectors, are required to obtain approval from designated governmental authorities in advance.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions, if required, could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected. Furthermore, according to the M&A Rules, if a PRC entity or individual plans to merge or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger and acquisition will be subject to examination and approval by the MOFCOM. There is a possibility that the PRC regulators may promulgate new rules or explanations requiring that we obtain the approval of the MOFCOM or other PRC governmental authorities for our completed or ongoing mergers and acquisitions. There is no assurance that, if we plan to make an acquisition, we can obtain such approval from the MOFCOM or any other relevant PRC governmental authorities for our mergers and acquisitions, and if we fail to obtain those approvals, we may be required to suspend our acquisition and be subject to penalties. Any uncertainties regarding such approval requirements could have a material adverse effect on our business, results of operations and corporate structure.

The tension in international trade and rising political tension, particularly between U.S. and China, may adversely impact our business, financial condition, and results of operations.

Although cross-border business may not be an area of our focus, if we plan to expand our business internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. Recently, there have been heightened tensions in international economic relations, such as the one between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020.

Although the direct impact of the current international trade tension, and any escalation of such tension, on the e-commerce industry in China is uncertain, the negative impact on general, economic, political and social conditions may adversely impact our business, financial condition and results of operations.

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with certain Chinese companies and their applications. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations.

Risks Related to Our Business and Industry

Our operating history may not be indicative of our future growth or financial results and we may not be able to sustain our historical growth rates.

Over the past three years, we had experienced growth over our revenue and profits, mainly attributable to our increased average gross margin. However, our operating history may not be indicative of our future growth or financial results. There is no assurance that we will be able to grow our revenues in future periods. Our growth rates may decline for any number of possible reasons, and some of them are beyond our control, including decreasing customer demand, increasing competition, declining growth of the copper industry in general, shortage of raw materials, price increase of raw materials, or changes in government policies or general economic conditions. We will continue to expand our sales network and product offerings to bring greater convenience to our customers and to increase our customer base and number of transactions. However, the execution of our expansion plan is subject to uncertainty and the total number of items sold and number of transacting customers may not grow at the rate we expect for the reasons stated above. If our growth rates decline, investors’ perceptions of our business and prospects may be adversely affected and the market price of our ordinary shares could decline.

Failure to maintain the quality and safety of our products could have a material and adverse effect on our reputation, financial condition and results of operations.

The quality and safety of our products are our core values and critical to our success. We pay close attention to quality control, monitoring each step in the process from procurement to production and from warehouse to delivery. Yet, maintaining consistent product quality depends significantly on the effectiveness of our quality control system, which in turn depends on a number of factors, including but not limited to, the design of our quality control system, employee training to ensure that our employees adhere to and implement our quality control policies and procedures and the effectiveness of monitoring any potential violation of our quality control policies and procedures. There can be no assurance that our quality control system will always prove to be effective.

We may fail to detect or cure defects as a result of a number of factors, many of which are outside our control, including:

•         technical or mechanical malfunctions in the production process;

•         human error or malfeasance by our quality control personnel;

•         tampering by third parties; and

•         defective raw materials or equipment.

In addition, the quality of the products or services provided by our suppliers or business partners is subject to factors beyond our control, including the effectiveness and the efficiency of their quality control system, among others. There can be no assurance that our suppliers or business partners may always be able to adopt appropriate quality control systems and meet our stringent quality control requirements in respect of the products or services they provide. Any failure of our suppliers or business partners to provide satisfactory products or services could harm our reputation and adversely impact our operations. In addition, we may be unable to receive sufficient compensation from suppliers and business partners for the losses caused by them.

As of the date of this prospectus, we are unaware of material quality accidents.

Volatility in the price of electrolytic copper and other commodities may adversely affect our business, financial condition and results of operations.

Electrolytic copper or copper cathode is the main raw material for fabricating and processing our products and our sole sourced products for distribution. The prices of electrolytic copper and other raw materials, such as scrap copper wires, etc., have experienced significant fluctuation historically and are expected to continually fluctuate in response to general economic conditions, supply and demand and the level of global inventions which are beyond our control.

Because the prices of commodities are affected by a variety of factors, most of which are beyond our control, we may not be able to respond promptly to the fluctuation in prices of electrolytic copper or other raw materials on international markets or the PRC domestic market. For example, the price of electrolytic copper in 2019 to 2020 ranged from RMB 53,410 (approximately US$7,806) to RMB 36,450 (approximately US$5,327) per ton in China. In addition, since our profit margin for selling copper products is partially based on price fluctuations, we need to make the correct prediction of the price fluctuations of these commodities on the markets to maintain our profit margin. As a result, any significant fluctuation in the market prices for these commodities could materially and adversely affect our business, financial condition and results of operations.

Any decline in the availability or increase in the cost of raw materials could materially impact our earnings.

Our product offerings depend heavily on the ready availability of various raw materials. The availability of raw materials may decline, and their prices may fluctuate greatly. In addition, we have not entered into long-term agreements with most of our suppliers, including two of our top suppliers, if such suppliers are unable or unwilling to provide us with raw materials on terms favorable to us, we may be unable to produce certain products provided that we fail to locate reasonable replacement timely. The inability to produce certain products for customers could result in a decrease in profit and damage to our reputation. In the event our raw material costs increase, we may not be able to pass these higher costs on to our customers in full or at all, our business, financial condition and results of operations could be materially and adversely affected.

Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products, which could have a material adverse effect on our business, financial condition and results of operations.

In order to optimize our product production, we must manage our supply chain for raw materials and delivery of our products. Supply chain fragmentation and local protectionism within China further complicates supply chain disruption risks. Local administrative bodies and physical infrastructure built to protect local interests may pose transportation challenges for raw material transportation as well as product delivery. In addition, profitability and volume could be negatively impacted by limitations inherent within the supply chain, including competitive, governmental, legal, natural disasters, and other events that could impact both supply and price. Any of these occurrences could cause significant disruptions to our supply chain, production capability and sales system, and adversely impact our ability to produce and deliver products. If we were unsuccessful in maintaining efficient operation of our supply chain, our business, financial condition and results of operation may be materially and adversely affected.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The Chinese economy has slowed down since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Issues or defects with products may lead to product liability, personal injury or property damage claims, recalls, withdrawals, replacements of products, or regulatory actions by governmental authorities that could divert resources, affect business operations, decrease sales, increase costs, and put us at a competitive disadvantage, any of which could have a significant adverse effect on our business, financial condition and results of operations.

We may experience issues or defects with products that may lead to product liability, personal injury or property damage claims, recalls, withdrawals, replacements of products, or regulatory actions by governmental authorities. Any of these activities could result in increased governmental scrutiny, harm to our reputation, reduced demand by customers for our products, decreased willingness by our service providers to provide support for those products, absence or increased cost of insurance, or additional safety and testing requirements. Such results could divert development and management resources, adversely affect our business operations, decrease sales, increase legal fees and other costs, and put us at a competitive disadvantage compared to other companies not affected by similar issues with products, any of which could have a significant adverse effect on our business, financial condition and results of operations.

We do not have long-term contractual agreements with any of our customers, and our sales could be reduced if our customers switch some or all of their business with us to other suppliers.

We do not enter into long-term contractual agreements with any of our customers but manufacture based upon purchase orders and therefore cannot be certain that sales to our customers will continue. Our sales could be reduced if our customers switch some or all of their business with us to other suppliers. Such reductions or terminations could have a material adverse impact on our revenues, profits and financial condition.

We depend on one major customer with whom we do not enter into any long-term contractual agreement, the loss of which could cause a significant decline in our revenues.

We had one major customer accounting for approximately 23.1% of our total revenues for the fiscal year ended June 30, 2020. However, no customer accounted for greater than 10% of the total revenues for the fiscal year 2021.

We do not enter into long-term contractual agreement with this major customer but manufacture based upon purchase orders and therefore cannot be certain that sales to this major customer, will continue. The loss of any of our significant customer, or a significant reduction in sales to any such customer, would adversely affect our profitability.

In recent years, our major customers have varied due to changes in our product mix. We expect that we will continue to depend on a relatively small number of customers for a significant portion of our net revenue and may continue to experience fluctuations in the distribution of our sales among our largest customers as we periodically adjust our product mix. Our ability to maintain close and satisfactory relationships with our customers is important to the ongoing success and profitability of our business. Our ability to attract potential customers is also critical to the success of our business. If any of our significant customers reduces, delays or cancels its orders for any reason, or the financial condition of our key customers deteriorates, our business could be seriously harmed. Similarly, a failure to manufacture sufficient quantities of products to meet the demands of these customers may cause us to lose customers, which may affect adversely the profitability of our business as a result. Furthermore, if we experience difficulties in the collection of our accounts receivables from our major customers, our results of operation may be materially and adversely affected.

If we fail to acquire new customers or retain existing customers in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected.

Our ability to cost-effectively attract new customers and retain existing customers, especially our top customers, is crucial to driving net revenues growth and achieving profitability. We have invested significantly in branding, sales and marketing to acquire and retain customers since our inception. For example, we attend domestic and international expos and exhibitions in marketing our products and attracting new customers. We also expect to continue to invest significantly to acquire new customers and retain existing ones, especially our top customers. There can be no assurance that new customers will stay with us, or the net revenues from new customers we acquire will ultimately exceed the cost of acquiring those customers. In addition, if our existing customers, especially our existing top customers no longer find our products appealing, or if our competitors offer more attractive products, prices, discounts or better customer services, our existing customers may lose interest in us, decrease their orders or even stop ordering from us. If we are unable to retain our existing customers, especially our top customers or to acquire new customers in a cost-effective manner, our revenues may decrease and our results of operations will be adversely affected.

Our business is dependent on third-party suppliers and changes or difficulties in our relationships with our suppliers may harm our business and financial results.

We are dependent on our suppliers for raw materials to manufacture our products as well as products for resale. We had a limited number of major suppliers whose purchases individually represented 10% or more of the Company’s total purchases. For the fiscal year ended June 30, 2021, our top four suppliers accounted for approximately 27%, 24%, 19%, and 11%, respectively, of our total purchases. For the fiscal year ended June 30, 2020, our top four suppliers accounted for approximately 27%, 24%, 19%, and 13%, respectively, of our total purchases.

Our suppliers may fail to meet timelines or contractual obligations or provide us with sufficient products, which may adversely affect our business, financial condition and results of operations. We are also subject to credit risk with respect to our third-party suppliers. We may not be able to replace a supplier within a reasonable period of time, on as favorable terms or without disruption to our operations. Any adverse changes to our relationships with third-party suppliers could have a material adverse effect on our image, brand and reputation, as well as on our business, financial condition and results of operations.

We do not have long term contracts with most of our suppliers (including some of our top suppliers), and they can reduce order quantities or terminate their sales to us at any time, which may materially and adversely affect our business, financial condition and results of operations.

We do not have long term contracts with most of our suppliers, including some of our top suppliers. At any time, such suppliers can reduce the quantities of products they sell to us, or cease selling products to us all. Such reductions or terminations could have a material adverse impact on our revenues, profits and financial condition if we fail to locate a replacement timely.

Changes to our payment terms with both customers and suppliers may materially adversely affect our operating cash flows.

We may experience significant pressure from our suppliers to reduce the number of days of our accounts payable. At the same time, we may experience pressure from our customers to extend the number of days before paying our accounts receivable. Any failure to manage our accounts payable and accounts receivable may have a material adverse effect on our business, financial condition and results of operations.

Our future growth depends in part on new products and new technology innovation, and failure to invent and innovate could adversely impact our business, financial condition and results of operations.

To remain competitive, we must continue to stay abreast of the constantly evolving industry trends and to enhance and improve upon our new products and new technology accordingly.

Our future growth depends in part on maintaining our current products in new and existing markets, as well as our ability to develop new products and technologies to serve such markets. To the extent that competitors develop competitive products and technologies, or new products or technologies that achieve higher customer satisfaction, our business prospects could be adversely impacted. Our competitors are continuously searching for more cost-effective products and substitutes, and our existing and prospective customers may choose products offered at a comparatively lower price than that of our products. In addition, regulatory approvals for new products or technologies may be required, these approvals may not be obtained in a timely or cost effective manner, adversely impacting our business prospects.

There can be no assurance that we will be able to produce new products or invent and innovate new technologies effectively so as to meet customer’s requirements. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or customer preferences, either for technical, legal, financial or other reasons, our business, financial condition and results of operations may be materially and adversely affected.

We face intense competition in the copper industry in general. If we fail to compete effectively, we may lose market share and customers, and our business, financial condition and results of operations may be materially and adversely affected.

The copper industry in China is intensely competitive in general. We experience pressure on our prices and profit margins, due largely to additional and growing industry capacity from our competitors. The ability to produce on a large scale with greater cost efficiencies is a competitive advantage in our industry. Our competitors may have more financial, technical, geographical advantage, marketing and other resources than we do and may be more experienced and able to devote greater resources to the development, promotion and support of their business. Some competitors are well-established in China and globally and any defensive measures they take in response to our expansion could hinder our growth and adversely affect our sales and results of operations.

Furthermore, increased competition may reduce our market share and profitability and require us to increase our sales and marketing efforts and capital commitment in the future, which could negatively affect our results of operations or force us to incur further losses. Although we have accumulated some and continuously growing our customer base, there is no assurance that we will be able to continue to do so in the future against current or future competitors, and such competitive pressures may have a material adverse effect on our business, financial condition and results of operations.

We may encounter difficulties expanding into new businesses or industries, which may affect adversely our results of operations and financial condition.

We may encounter difficulties and face risks in connection with our expansion into new businesses or industries. We cannot assure you that our expansion into new businesses will be successful, as we may have limited experience in such industries. We cannot assure you that we will be able to generate sufficient profits to justify the costs of expanding into new businesses or industries. Any new business in which we invest or which we intend to develop may require our additional capital investment, research and development efforts, as well as our management’s attention. If such new business does not progress as planned, our results of operations and financial condition may be affected adversely.

We may undertake mergers, acquisitions or investments to diversify or expand our business, which may pose risks to our business and dilute the ownership of our existing shareholders, and we may not realize the anticipated benefits of these mergers, acquisition or investments.

As part of our growth and product diversification strategy, we may evaluate opportunities to acquire or invest in other businesses or existing businesses, intellectual property or technologies and expand the breadth of markets we can address or enhance our technical capabilities. Specifically, we plan to use a portion of proceeds from this offering for, potential acquisitions of, or investments in, businesses engaged in the copper industry, including but not limited to copper bar deep processing companies. See “Use of Proceeds.” Mergers, investments or acquisitions that we may enter into in the future entail a number of risks that could materially and adversely affect our business, operating and financial results, including, among others:

•        problems integrating the acquired operations, technologies or products into our existing business and products;

•        diversion of management’s time and attention from our core business;

•        conflicts with joint venture partners;

•        adverse effect on our existing business relationships with customers;

•        need for financial resources above our planned investment levels;

•        failures in realizing anticipated synergies;

•        difficulties in retaining business relationships with suppliers and customers of the acquired company;

•        risks associated with entering markets in which we lack experience;

•        potential loss of key employees of the acquired company; and

•        potential write-offs of acquired assets.

Our failure to address these risks successfully may have a material adverse effect on our business, financial condition and results of operations. Any such acquisition or investment will likely require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we use our equity securities to pay for acquisitions, the value of your ordinary shares may be diluted. If we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that can, among other things, restrict us from distributing dividends.

We have no business liability or disruption insurance, which could expose us to significant costs and business disruption.

The insurance industry in China is still at an early stage of development, and insurance companies in China currently offer limited business-related insurance products. We do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect our business, results of operations and financial condition.

We may incur liabilities that are not covered by insurance.

While we seek to maintain appropriate levels of insurance, not all claims are insurable and we may experience major incidents of a nature that are not covered by insurance. We provide social security insurance including pension, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance and housing fund plans through a PRC government-mandated benefit contribution plan for most of our employees except for those who already purchased social security insurance in their local registered residences and voluntarily choose not to be enrolled into our insurance system. We do not carry any key-man life insurance, business liability and professional liability insurance. Even if we purchase these kinds of insurance, the insurance may not fully protect us from the financial impact of defending against product liability or professional liability claims. We have not purchased any property insurance or business interruption insurance. We have determined that the costs of insuring for related risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical. We consider our insurance coverage to be sufficient for our business operations in China. If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected.

Our business requires substantial capital expenditures that we may not always be able to obtain at reasonable costs and on acceptable terms. Our results of operations, cash flows, business, financial condition, could be adversely affected if we fail to implement our business strategy, including our growth initiatives.

Our company requires substantial capital expenditure that we may not always be able to obtain at reasonable costs and on acceptable terms. We may need to seek additional external financing, such as bank and other loans as well as bond offerings, to satisfy our capital needs if cash generated from our operations and funds from our outstanding borrowings are insufficient to fund our capital expenditures or if our actual capital expenditures and investments exceed our plans. Our ability to obtain external financing at reasonable costs and on acceptable terms is subject to a variety of factors, such as our credit ratings, financial market conditions and our past or projected financial performance, cash flows, share price performance, and PRC governmental regulations over foreign investment in the PRC. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. Failure to obtain sufficient funding at reasonable costs and on acceptable terms for our development plans could delay, reduce the scope of, or eliminate future activities or growth initiatives and adversely affect our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders.

Our future financial performance and success depend in large part on our ability to successfully implement our business strategy. We may not be able to successfully implement our business strategy or be able to continue improving our operating results. In particular, we may not be able to continue to achieve all operating cost savings, further enhance our product mix, expand into selected targeted regions or continue to mitigate our exposure to metal price fluctuations.

If we fail to hire, train and retain qualified managerial and other employees, our business and results of operations could be materially and adversely affected.

We place substantial reliance on the experience and knowledge of our management team. The loss of the services of one or more members of our management team due to their departure, or otherwise, could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for our current management could be difficult, and competition for such personnel of similar experience is intense. If we fail to retain our management, our business and results of operations could be materially and adversely affected.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ordinary shares may decline.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the fiscal years ended June 30, 2021 and June 30, 2020, we identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, and other control deficiencies. One material weakness identified relates to [a lack of accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements. Following the identification of the material weaknesses and control deficiencies, we have taken and plan to continue to take remedial measures. As part of our initial public offering process, we engaged financial consultants to advise on accounting and financial reporting processes in conformity with U.S. GAAP, and our management and accounting department have since had a substantially improved understanding of U.S. GAAP and financial reporting requirements. We also plan to hire officers and employees who have knowledge and experience in U.S. GAAP and financial reporting process. Additionally, we have had a recruitment plan in place and have been searching for candidates for qualified internal audit personnel with appropriate knowledge of U.S. GAAP. To remediate our material weaknesses, we expect to incur substantially more additional costs for addressing our material weaknesses and deficiencies. Our remedial measures include: (a) hiring qualified internal control personnel who will manage the implementation of internal control policies and procedures and improvement of the internal audit function; (b) developing and implementing written policies and procedures for accounting and financial reporting that meet the standards applied to public companies listed in the United States; and (c) conducting internal control training to management, key operations personnel and the accounting department, so that management and relevant personnel understand the requirements and elements of internal control over financial reporting mandated by the U.S. securities laws.] However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an “emerging growth company,” which may be up to five full years following the date of this offering, unless we are neither a “large accelerated filer” nor an “accelerated filer” as such terms are defined under Rule 12b-2 of the Exchange Act. If we identify material weaknesses in our internal control over financial reporting, or if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Common Shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which could require additional financial and management resources.

Our management team lacks experience in managing a U.S.-listed public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations.

Our current management team lacks experience in managing a company publicly traded in the U.S., interacting with public company investors and complying with the increasingly complex laws pertaining to U.S.-listed public companies. Prior to the completion of this offering, we mainly operate our businesses as a private company in the PRC. As a result of this offering, our company will become subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S.-listed public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our ordinary shares.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from disclosure and other requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. See “Implications of Our Being an “Emerging Growth Company.”

Infringement of our intellectual property right by any third party or loss of our intellectual property rights may materially and adversely affect our business, financial condition and results of operations.

We rely on a combination of trademark, patent and trade secret protection laws in China, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights.

The value of our business depends in part on our ability to protect our intellectual property and information. Third parties may try to challenge our ownership of our intellectual property in China. In addition, intellectual property rights and protections in China may be insufficient to protect material intellectual property rights in China. Further, our business is subject to the risk of third parties counterfeiting our products or infringing on our intellectual property rights. Policing any unauthorized use of our intellectual property is difficult, time-consuming and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. Furthermore, certain intellectual property rights, such as patents, are subject to a limited period of time. Upon the expiry of such period of time, others may freely use such intellectual properties without any license or charges, which may impose competitive harm to us and in turn adversely affect our business and prospects. The intellectual property rights that we currently have may also be revoked, invalidated or deprived by regulatory authorities as a result of intellectual property claims or challenges successfully raised by third parties. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to adequately protect our intellectual property rights, or if we are accused of infringing on the intellectual property rights of others, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights.

Our commercial success will depend in part on our success in obtaining and maintaining issued patents, and other intellectual property rights in China and elsewhere and protecting our proprietary technology. If we do not adequately protect our intellectual property and proprietary technology, competitors may be able to use our technologies or the goodwill we have acquired in the marketplace and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability.

We cannot provide any assurances that any of our patents have, or that any of our pending patent applications that mature into issued patents will include, claims with a scope sufficient to protect our products, any additional features we develop for our products or any new products. Other parties may have developed technologies that may be related or competitive to our system, may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with our patent applications, either by claiming the same methods or devices or by claiming subject matter that could dominate our patent position. Our patent position may involve complex legal and factual questions, and, therefore, the scope, validity and enforceability of any patent claims that we may obtain cannot be predicted with certainty. Patents, if issued, may be challenged, deemed unenforceable, invalidated or circumvented. Proceedings challenging our patents could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such proceedings may be costly. Thus, any patents that we may own may not provide any protection against competitors. Furthermore, an adverse decision in an interference proceeding can result in a third party receiving the patent right sought by us, which in turn could affect our ability to commercialize our products.

Though an issued patent is presumed valid and enforceable, its issuance is not conclusive as to its validity or its enforceability and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products. Competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, wilfully infringe our intellectual property rights, design around our patents, or develop and obtain patent protection for more effective technologies, designs or methods. We may be unable to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, suppliers, vendors, former employees and current employees.

Our ability to enforce our patent rights depends on our ability to detect infringement. It may be difficult to detect infringers who do not advertise the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful.

In addition, proceedings to enforce or defend our patents could put our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our patents are invalid or otherwise unenforceable. If any of our patents covering our products are invalidated or found unenforceable, or if a court found that valid, enforceable patents held by third parties covered one or more of our products, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights.

We rely, in part, upon unpatented trade secrets, unpatented know-how and continuing technological innovation to develop and maintain our competitive position. Further, our trade secrets could otherwise become known or be independently discovered by our competitors.

We may be accused of infringing intellectual property rights of third parties and content restrictions of relevant laws.

Third parties may claim that the technology used in our product offerings infringes upon their intellectual property rights. Although we have not in the past faced material litigation involving direct claims of infringement by us, the possibility of intellectual property claims against us increases as we continue to grow. Such claims, whether or not having merit, may result in our expenditure of significant financial and management resources, injunctions against us or payment of damages. We may need to obtain licenses from third parties who allege that we have infringed their rights, but such licenses may not be available on terms acceptable to us or at all. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims.

The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any such litigation or proceedings could cause us to pay damages, as well as legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

In addition to patent protection, we also rely upon trade secret protection as well as non-disclosure agreements with our employees, consultants and third parties to protect our confidential and proprietary information. In addition to contractual measures, we try to protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or third party from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our business and competitive position could be harmed.

Third parties may assert that our employees or contractors have wrongfully used or disclosed confidential information or misappropriated trade secrets, which could result in litigation.

We may employ individuals who previously worked with other companies, including our competitors or potential competitors. Although we try to ensure that our employees and contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees or contractors have inadvertently or otherwise used or disclosed intellectual property or personal data, including trade secrets or other proprietary information, of a former employer or other third party. Litigation may be necessary to defend against these claims. If we fail in defending any such claims or settling those claims, in addition to paying monetary damages or a settlement payment, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Our computer systems and operations may be vulnerable to security breaches, which could adversely affect our business.

We believe the safety of our computer network and our secure transmission of information over the internet will be essential to our operations. Our network and our computer infrastructure are potentially vulnerable to physical breaches or to the introduction of computer viruses, abuse of use and similar disruptive problems and security breaches that could cause loss (both economic and otherwise), interruptions, delays or loss of services to our users. It is possible that advances in computer capabilities or new technologies could result in a compromise or breach of the technology we use to protect user transaction data. A party that is able to circumvent our security systems could misappropriate proprietary information, cause interruptions in our operations or utilize our network without authorization. Security breaches also could damage our reputation and expose us to a risk of loss, litigation and possible liability. We cannot guarantee you that our security measures will prevent security breaches.

Failure to comply with PRC labor laws and make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based. The requirements of employee benefit plans have not been implemented consistently by the local governments in China given the different levels of economic development in different locations. If we are determined by local authorities to fail to make adequate contributions to any employee benefits as required by relevant PRC regulations, we may face late fees or fines in relation to the underpaid employee benefits. In addition, our provision for these liabilities may not be adequate, particularly in light of the recent tightening regulations. As a result, our financial condition and results of operations may be materially and adversely affected.

If we are not able to control our labor costs in an effective way, our business, results of operations and financial condition may be adversely affected.

Our labor costs are primarily incurred in China. The economy of China has been experiencing significant growth, leading to inflation and increased labor costs in recent years. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. We expect that our labor costs in China, including wages and employee benefits, will continue to grow as our business grows in scale. Significant additional government-imposed increases in the cities of China where we have operations may affect our profitability and results of operations.

The ongoing COVID-19 pandemic has had an adverse impact on our business, results of operations and financial condition. Other epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could also disrupt our operations, which could materially and adversely affect our business, financial condition, and results of operations.

We are vulnerable to health epidemics and natural disasters. Our business has been and likely will be continuously adversely affected by the outbreak of the coronavirus around the world. The World Health Organization labelled the coronavirus a pandemic on March 11, 2020, after the disease spread globally. Given the high public health risks associated with the disease, governments around the globe have imposed various degrees of travel and gathering restrictions, temporary closure of facilities and other quarantine measures.

Substantially all of our operations are located in China, and all of our employees, suppliers and customers are located in China. The ongoing COVID-19 pandemic has adversely affected many aspects of our business, including the expansion of our customer base and the introduction of new product offerings. We temporarily closed our offices and suspended our marketing activities in February 2020, as required by relevant PRC local authorities. Our offices reopened in April 2020 upon approval from the local governments. Due to the extended lock-down and self-quarantine policies in China, we experienced a significant business disruption during the lock-down period from February to April 2020 and has since been picking up slowly after China reopened businesses nationwide. Due to the slow supply of raw materials and reduced demand from our customers, our product output is reduced by 36% in 2020 compared with that in 2019.

Notwithstanding the foregoing, our revenue still witnessed a significant increase of approximately $14,248,698, or 35%, from $40,944,588 for the fiscal year ended June 30, 2020 to $55,193,286 for the fiscal year ended June 30, 2021, primarily due to the resumption of production, the effective control and constraint of the spread of COVID-19 by the government in China, and increase of purchase orders as a result of our effective sales and marketing strategies, especially by conducting online client consultations.

However, the duration and intensity of disruptions resulting from the coronavirus pandemic is uncertain. The degree to which the pandemic ultimately impacts our business and results of operations will depend on future developments beyond our control, including the severity of the pandemic, the extent of actions to contain or treat the virus, how quickly and to what extent normal economic and operating conditions can resume, and the severity and duration of the Chinese economic downturn that results from the pandemic.

COVID-19 has had a global economic impact on the financial markets. The global spread of COVID-19 pandemic may result in global economic distress, and the extent to which it may affect our results of operations is highly uncertain and cannot be predicted. We cannot assure you that the COVID-19 pandemic can be eliminated or contained in the near future, or at all, or a similar outbreak will not occur again. If the COVID-19 pandemic and the resulting disruption to our business were to extend over a prolonged period, it could materially and adversely affect our business, financial condition, and results of operations.

Global pandemics, epidemics in China or elsewhere in the world, or fear of spread of contagious diseases, such as Ebola virus disease (EVD), coronavirus disease 2019 (COVID-19), Middle East respiratory syndrome (MERS), severe acute respiratory syndrome (SARS), H1N1 flu, H7N9 flu, and avian flu, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt our business operations, reduce or restrict our supply of products and services, incur significant costs to protect our employees and facilities, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. Actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical uncertainty could have a similar adverse effect on our business, financial condition, and results of operations. Any one or more of these events may impede our operating efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

We are also vulnerable to natural disasters and other calamities. We cannot assure you that we are adequately protected from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, or similar events. Any of the foregoing events may give rise to interruptions, damage to our property, delays in production, breakdowns, system failures, or internet failures, which could cause the loss or corruption of data or malfunctions of our internet system as well as adversely affect our business, financial condition, and results of operations.

Risks Related to Offering and Ownership of Ordinary Shares

There is no active trading market for our ordinary shares and there can be no assurance any market will develop or that the trading price will not decline below the price paid by investors.

We plan to apply to list our ordinary shares on the Nasdaq. Prior to the completion of this offering, there has been no public market for our ordinary shares, and we cannot assure you that a liquid public market for our ordinary shares will develop. If an active public market for our ordinary shares does not develop following the completion of this offering, the market price and liquidity of our ordinary shares may be materially and adversely affected. The initial public offering price for our ordinary shares was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ordinary shares after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ordinary shares.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of our listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our initial public offering will be relatively small and the insiders of our Company will hold a large portion of the company’s listed securities following the consummation of the offering. Nasdaq might apply the additional and more stringent criteria for our initial and continued listing, which might cause delay or even denial of our listing application.

Our directors and officers will collectively own an aggregate of [•]% of the total voting power of our outstanding ordinary shares immediately after the completion of this offering, assuming the underwriter does not exercise its over-allotment option.

Our directors and officers will collectively own an aggregate of [•]% of the total voting power of our outstanding ordinary shares immediately after the completion of this offering. These beneficial owners could have significant influence on determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these beneficial owners will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. The interests of these beneficial owners may differ from the interests of our other shareholders. The concentration in the ownership of our Ordinary Shares may cause a material decline in the value of our Ordinary Shares. For more information regarding our beneficial owners and their affiliated entities, see “Principal Shareholders.”

The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors.

The trading price of our ordinary shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performance of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ordinary shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ordinary shares may be highly volatile for factors specific to our own operations, including the following:

•        regulatory developments affecting us or our industry;

•        actual or anticipated fluctuations in our results of operations and changes or revisions of our expected results;

•        changes in financial estimates by securities research analysts;

•        conditions in the market for copper industry;

•        announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•        additions to or departures of our senior management;

•        fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•        release or expiry of lock-up or other transfer restrictions on our outstanding shares;

•        negative publicity regarding Chinese listed companies; and

•        sales or perceived potential sales of additional ordinary shares.

Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ordinary shares, the market price for our ordinary shares and trading volume could decline.

The trading market for our ordinary shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ordinary shares, the market price for our ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ordinary shares to decline.

The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.

Sales of substantial amounts of our ordinary shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. The ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 under the Securities Act and the applicable lock-up agreements. Following the consummation of our initial public offering, there will be [•] ordinary shares outstanding immediately after this offering. In connection with this offering, we and each of our directors and officers named in the section “Management,” and certain shareholders have agreed not to sell any ordinary shares for 12 months from the date of this prospectus without the prior written consent of the underwriter, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”). We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ordinary shares. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ordinary shares for return on your investment.

We currently intend to retain all of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ordinary shares as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value after this offering or even maintain the price at which you purchased our ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ordinary shares in this offering, you will pay more for each share than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of $[•] per share, representing the difference between our net tangible book value per share of $[•] as of [ ], 2021, after giving effect to this offering and an assumed initial public offering price of $[•] per share. See “Dilution” for a more complete description of how the value of your investment in our ordinary shares will be diluted upon the completion of this offering.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our share price.

We plan to use the net proceeds of this offering primarily for expanding our manufacturing facilities, pursuing business development opportunities and working capital and other general corporate purposes. See “Use of Proceeds.” However, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

If we are classified as a passive foreign investment company, United States taxpayers who own our ordinary shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

•        At least 75% of our gross income for the year is passive income; or

•        The average percentage of our assets (determined at the end of each quarter) during the taxable year which produces passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our ordinary shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

The amended and restated memorandum and articles of association that we intend to adopt contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares.

Some provisions of our articles of association that we intend to adopt immediately prior to the completion of this offering may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders. Under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our articles of association for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Our Chief Executive Officer and Chairman of the Board of Directors, Mr. Jinchun Cheng has a substantial influence over our company. His interests may not be aligned with the interests of our other shareholders, and he could prevent or cause a change of control or other transactions.

As of the date of this prospectus, Jinchun Cheng, our Chairman of the Board of Directors and Chief Executive Officer, beneficially owns an aggregate of 98% of our outstanding ordinary shares. Upon the completion of this offering, Mr. Cheng will beneficially own approximately [•] ordinary shares, or approximately [•]% of our outstanding ordinary shares.

Accordingly, Mr. Cheng could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the appointment of directors and other significant corporate actions. Mr. Cheng will also have the power to prevent or cause a change in control. Without the consent of Mr. Cheng, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, Mr. Cheng could violate his fiduciary duties by diverting business opportunities from us to himself or others. The interests of Mr. Cheng may differ from the interests of our other shareholders. The concentration in the ownership of our ordinary shares may cause a material decline in the value of our ordinary shares. For more information regarding Mr. Cheng and his affiliated entity, see “Principal Shareholders.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow our home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Comparison of Cayman Islands Corporate Law and U.S. Corporate Law.”

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our amended and restated articles of association allow our shareholders holding shares representing in aggregate at least 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 21 clear days is required for the convening of an annual general shareholders’ meeting and at least 14 clear days’ notice is required for any other general meeting of our shareholders. A quorum required for a general meeting is one or more shareholders holding ordinary shares that represent not less than one-third of the outstanding ordinary shares carrying the right to vote at such general meeting, present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to seek recognition and/or enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and the PRC, see “Enforceability of Civil Liabilities.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•        the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annual basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We will incur significantly increased costs and devote substantial management time as a result of the listing of our ordinary shares.

We will incur additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and the Nasdaq rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of our ordinary shares may be volatile which could subject us to securities litigation and make it more difficult for you to sell your shares.

As a company conducting a relatively small public offering, we are subject to the risk that a small number of investors will purchase a high percentage of the offering. While the underwriters are required to sell shares in this offering to at least 300 round lot shareholders (a round lot shareholder is a shareholder who purchases at least 100 shares) in order to ensure that we meet the Nasdaq initial listing standards, we have not otherwise imposed any obligations on the underwriters as to the maximum number of shares they may place with individual investors. If, in the course of marketing the offering, the underwriters were to determine that demand for our shares was concentrated in a limited number of investors and such investors determined to hold their shares after the offering rather than trade them in the market, other shareholders could find the trading and price of our shares affected (positively or negatively) by the limited availability of our shares. If this were to happen, investors could find our shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their share price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their shares.

Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

We will apply to have our ordinary shares listed on Nasdaq. We cannot guarantee that our securities will be approved for listing on Nasdaq; however, we will not complete this offering unless we are so listed. Although after giving effect to this offering we expect to meet, on a pro forma basis, the minimum initial listing standards set forth in the Nasdaq listing standards, we cannot assure you that our securities will be, or will continue to be, listed on Nasdaq in the future. In order to continue listing our securities on Nasdaq, we must maintain certain financial, distribution and stock price levels. Generally, we must maintain a minimum amount in shareholders’ equity (generally $2,500,000) and a minimum number of holders of our securities (generally 300 public holders). Additionally, we will be required to demonstrate compliance with Nasdaq’s initial listing requirements after this offering, which are more rigorous than Nasdaq’s continued listing requirements, in order to continue to maintain the listing of our securities on Nasdaq. For instance, our share price would generally be required to be at least $4.00 per share, our shareholders’ equity would generally be required to be at least $5.0 million and we would be required to have a minimum of 300 round lot holders of our securities (with at least 50% of such round lot holders holding securities with a market value of at least $2,500). We cannot assure you that we will continue to meet those initial listing requirements.

If Nasdaq delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

•        a limited availability of market quotations for our securities;

•        reduced liquidity for our securities;

•        a determination that our ordinary shares come within the definition of “penny stock” which will require brokers trading in our ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our ordinary shares will be listed on Nasdaq, our ordinary shares will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business” and “Regulation.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•        the expected or potential impact of the novel coronavirus (COVID-19) pandemic, and the related responses of the government, consumers, and the Company, on our business, financial condition and results of operations;

•        our dependence on introducing new products on a timely basis;

•        our dependence on growth in the demand for our products;

•        our ability to compete effectively;

•        our dependence on a small number of suppliers for sufficient supplies;

•        our ability to successfully manage our operations in response to changing industry and market conditions;

•        implementation of our expansion plans and our ability to obtain capital resources for our planned growth;

•        our dependence on key personnel;

•        our ability to expand into new businesses, industries or internationally and to undertake mergers, acquisitions, investments or divestments;

•        changes in technology and competing products;

•        general economic and political conditions, including those related to the copper industry;

•        possible disruptions in commercial activities caused by events such as natural disasters, terrorist activity

•        fluctuations in foreign currency exchange rates; and

•        other factors in the “Risk Factors” section in this prospectus.

These forward-looking statements are subject to various and significant risks and uncertainties, including those which are beyond our control. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this prospectus and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. We disclaim any obligation to update our forward-looking statements, except as required by law.

This prospectus contains certain data and information that we obtained from various Chinese government and private publications, including industry data and information from [            ]. Statistical data in these publications also include projections based on a number of assumptions.

In addition, the new and rapidly changing nature of the copper industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $             million, after deducting estimated underwriting discounts and commissions and the estimated offering expenses payable by us, and based upon an assumed initial offering price of $             per ordinary share (excluding any exercise of the underwriters’ over-allotment option). A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by approximately $             million, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no change to the number of ordinary share offered by us as set forth on the cover page of this prospectus, provided, however, that in no case would we decrease the initial public offering price to less than $              per share.

We plan to use the net proceeds from this offering as follows:

•        Approximately 20% of the net proceeds from this offering for the purchase of equipment and facilities, improvement of production lines, and expansion of sales network and new staff hire;

•        approximately 10% of the net proceeds from this offering for the acquisitions of, or investments in, businesses engaged in the same or similar copper industry as we do, although as of the date of this prospectus, we have not identified, or engaged in any material discussions regarding, any potential target;

•        approximately 25% of the net proceeds from this offering for the research and development on new products and new technology, and improvement of existing products and technologies; and

•        approximately 45% of the net proceeds from this offering for working capital, operating expenses and other general corporate purposes.

Changing circumstances may cause us to consume capital significantly faster than we currently anticipate. The amounts and timing of our actual expenditures will depend upon numerous factors, including sales efforts, the development efforts and the global economic environment. The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

In utilizing the proceeds from this offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. The relevant filing and registration processes for capital contributions typically take approximately eight weeks to complete. The filing and registration processes for loans typically take approximately four weeks or longer to complete. While we currently see no material obstacles to complete the filing and registration procedures with respect to future capital contributions and loans to our PRC subsidiaries, we cannot assure you that we will be able to complete these filings and registrations on a timely basis, or at all. We intend to convert most of the proceeds to RMB through our PRC subsidiaries and further develop our business within the business scope of our PRC subsidiaries. In order to use the proceeds of this offering, we intend to seek the government registration or approvals after this offering.

According to the relevant PRC regulations on foreign-invested enterprises in China, there are no quantity limits on our ability to make capital contributions to our PRC subsidiaries. However, our WFOE, which is a foreign-invested enterprise, may not procure loans which exceed the difference between its registered capital and its total investment amount as recorded in the Foreign Investment Comprehensive Management Information System. According to SAFE Circular 19, RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. According to SAFE Circular 16, using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to grant loans to associated enterprises is permitted. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in our PRC Subsidiaries by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Pending use of the net proceeds, we intend to hold our net proceeds in short-term, interest-bearing, financial instruments or demand deposits.

DIVIDEND POLICY

Our board of directors has discretion regarding whether to declare or pay dividends, subject to applicable Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that we are able to pay our debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We have never declared or paid cash dividends on our shares. We currently do not have any plans to pay cash dividends. Rather, we currently intend to retain all of our available funds and any future earnings to operate and grow our business.

Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2021 as follows:

•        on an actual basis; and

•        on an adjusted basis to reflect the sale of [•] ordinary shares in this offering, at an assumed initial public offering price of $[•] per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The adjustments reflected below are subject to change and are based upon available information and certain assumptions that we believe are reasonable. Total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this capitalization table in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of June 30, 2021
	Actual	As adjusted
Short-term borrowings	$6,472,447	$
Shareholders’ Equity
Ordinary shares, par value HK$0.10 per share, 3,900,000 ordinary shares authorized, 100,000 ordinary shares issued and outstanding on an actual basis, [•] ordinary shares issued and outstanding on an adjusted basis to reflect the sale of [•] ordinary shares to be issued in this offering	1,275
Additional paid-in capital	2,798,895
Statutory reserves	2,852,467
Accumulated deficit	(2,146,474)
Accumulated other comprehensive loss	(203,030)
Total Shareholders’ Equity	3,303,134
Total Capitalization	3,303,134

If the underwriters’ over-allotment option to purchase additional shares from us was exercised in full, pro forma (i) ordinary shares would be [•] shares, (ii) additional paid-in capital would be $[•] (iii) total shareholders’ equity would be $[•] and (iv) total capitalization would be $[•].

DILUTION

If you invest in our ordinary shares, your interest will be immediately diluted by $[•] per ordinary share, representing the difference between our net tangible book value per share of $[            ] as of June 30, 2021, after giving effect to this offering and an assumed initial public offering price of $[•] per share. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of June 30, 2021 was $2,414,636 or $24.15 per ordinary share as of that date. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the proceeds we will receive from this offering, from the assumed initial public offering price of $[•] per ordinary share, which is based on the estimated initial public offering price set forth on the cover page of this prospectus and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after June 30, 2021, other than to give effect to the sale of the ordinary shares offered in this offering at the assumed initial public offering price of $[•] per ordinary share, which is based on the estimated initial public offering price set forth on the cover page of this prospectus and after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2021 would have been approximately $[•], or $[•] per ordinary share. This represents an immediate increase in net tangible book value of $[•] per ordinary share to the existing shareholders and an immediate dilution in net tangible book value of $[•] per ordinary share to investors purchasing our ordinary shares in this offering. The following table illustrates such dilution:

Per Ordinary Share
($)
Assumed initial public offering price per ordinary share	[•]
Net tangible book value per ordinary share as of June 30, 2021	24.15
Pro forma as adjusted net tangible book value per ordinary share after giving effect to this offering	[•]
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	[•]

A $1.00 change in the assumed public offering price of $[•] per ordinary share, which is based on the estimated initial public offering price set forth on the cover page of this prospectus, would increase (decrease), in the case of an increase (decrease), our pro forma as adjusted net tangible book value after giving effect to this offering by approximately $[•], the pro forma as adjusted net tangible book value per ordinary share after giving effect to this offering by $[•] per ordinary share and the dilution in pro forma as adjusted net tangible book value per ordinary share to new investors in this offering by $[•] per ordinary share, assuming no change to the number of ordinary shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2021, the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from us in this offering, the total consideration paid and the average price per ordinary share paid before deducting the underwriting discounts and commissions and estimated offering expenses.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share
	Number	Percent	Amount		Percent
Existing shareholders	[•]	[•]%	$	[•]	[•]%	$	[•]
New investors	[•]	[•]%	$	[•]	[•]%	$	[•]
Total	[•]	[•]%	$	[•]	[•]%	$	[•]

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at pricing.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

•        political and economic stability;

•        an effective judicial system;

•        a favorable tax system;

•        the absence of exchange control or currency restrictions; and

•        the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•        the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•        Cayman Islands companies may not have the standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated. Currently, substantially all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed [•], as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

[•], our counsel as to Cayman Islands law, and [•], our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•        recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•        in original actions brought in each respective jurisdiction, impose liabilities against us or our directors or officers predicated upon the civil liability provisions of the federal securities laws of the United States or any state in the United States so far as the liabilities imposed by those provisions are penal in nature.

Enforcement of Judgments/Enforcement of Civil Liabilities

We have been advised by our Cayman Islands legal counsel, [•], that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive given by a court of competent jurisdiction (the courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction), and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

We have been advised by our PRC counsel, [•], that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between different jurisdictions, and PRC courts will not recognize or enforce these foreign judgments if PRC courts believe the foreign judgments violate the basic principles of PRC laws or national sovereignty, security or public interest after review. However, currently, China does not have treaties or reciprocity arrangement providing for recognition and enforcement of foreign judgments ruled by courts in the United States or the Cayman Islands. Thus, it is uncertain whether a PRC court would enforce a judgment ruled by a court in the United States or the Cayman Islands.

CORPORATE HISTORY AND STRUCTURE

Corporate History

We are a holding company incorporated on September 11, 2017 as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of our own, we conduct substantially all of our operations through our operating subsidiaries established in China, primarily Anhui Xinxu.

With the growth of our business and in order to facilitate international capital investment in us, we started a reorganization as described below involving new offshore and onshore entities in the third quarter of 2017 and completed it in the fourth quarter of 2021.

HK Xinxu, incorporated on September 15, 2017 under the laws of Hong Kong, is our wholly-owned subsidiary in Hong Kong and a pass-through company with no business operations, which, in turn, wholly owns all of the share capital of Anhui Heri, a wholly foreign-owned enterprise incorporated on November 10, 2021 under the laws of China, focusing on information technology consulting, technology consulting, development, transfer, promotional and other technology related services.

On November 15, 2021, Anhui Heri entered into share transfer agreements (“Share Transfer Agreements”) with all shareholders of Anhui Xinxu, to acquire all the equity interests of Anhui Xinxu for no consideration. Upon closing of such share transfers on November 15, 2021, Anhui Xinxu became the wholly-owned subsidiary of Anhui Heri. Anhui Xinxu was incorporated limited liability company in China under the name “Wuhu Xinxu Copper Industry Co., Ltd.” on January 5, 2012, with a current registered capital of RMB67,857,143 after several capital increases. Anhui Xinxu changed its name to “Anhui Xinxu New Materials Inc.” and converted into a company limited by shares on March 19, 2015. It was listed on the Anhui Equity Exchange, which is a regional equity trading system for small-to-medium micro enterprises in Anhui Province, China, from 2015 to 2016. Following its voluntary delisting from the Anhui Equity Exchange, Anhui Xinxu changed its name to “Anhui Xinxu New Materials Co., Ltd.” and converted back into a limited liability company in September 2017.

Anhui Xinxu is primarily specialized in the research and development (“R&D”), fabricating and processing, and sales and distribution of copper and copper alloy products, including but not limited to T2 red copper bars, T2 tin-plated copper bars, T2 copper rods and sticks, and electrolytic copper.

Corporate Structure

The chart below summarizes our corporate structure, including our subsidiaries, as of the date of this prospectus:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” All amounts included herein with respect to the fiscal years ended June 30, 2021 and 2020 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP.

Overview

Xinxu is a holding company incorporated on September 11, 2017 as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of its own, Xinxu conducts substantially all of its operations through its operating subsidiaries established in China, primarily Anhui Xinxu.

We, through Anhui Xinxu, are primarily engaged in the R&D, fabricating and processing, and sales and distribution of copper and copper alloy products. Our product includes but are not limited to, T2 red copper bars, T2 tin-plated copper bars, T2 copper rods and sticks, and electrolytic copper. We engage in metal casting, extruding, and drawing to fabricate finished and semi-finished copper products from copper cathode and scrap copper wires. Our products are used in a variety of applications across diversified end markets, including electronics and electrical components, telecommunications, automobiles, air conditioners, ships, metallurgy, electromechanical, transportation, building and housing, power distribution, solar energy and other sectors across China.

We access these end markets through our direct sales force reaching a wide variety of customers with both high and low volume demands for our products. We believe the diversity of our product portfolio, our R&D capacities and technical expertise underpin the long-standing relationships we have with our broad customer base.

Key Factors Affecting Our Results

Our results are primarily derived from the sales of copper and copper alloy products to our customers in China. The historical performance and outlook for our business is influenced by numerous factors, including the following:

•        Fluctuations in Prices of Electrolytic Copper and Other Costs — Fluctuations in the prices of raw materials can lead to volatility in the pricing of our products, which influences the buying patterns of our customers. Because the raw material cost represents majority of our total cost of sales, higher or lower raw material cost affects our gross margins. Increases in the market price of raw materials typically enable us to raise our selling prices. To a lesser extent, our gross margins and selling prices can also be impacted by the prices of other raw materials, transportation and labor.

•        Price Fluctuations Due to Cyclical Market Condition — The copper processing industry in general is characterized by cyclical market conditions. From time to time, the industry has been subject to imbalances between excess supply and a slowdown in demand, and in certain periods, resulting in declines in selling prices. In addition, capacity expansion anticipated in the copper processing industry may lead to excess capacity. Capacity expansion in the industry may be due to scheduled ramp-up of new manufacturing facilities, and any large increases in capacity as a result of such expansion could further drive down the selling prices of our products, which would affect our results of operations. We cannot assure you that any continuing or further decrease in selling prices or future downturns resulting from excess capacity or other factors affecting the industry will not be severe or that any such continuation, decrease or downturn would not seriously harm our business, financial condition and results of operations.

•        Market Competition — Several of our products have historically faced significant competition in China, and we have successfully competed against our competitors with excellent customer service, high quality products and rapid fulfilment of customer orders. However, our business could be adversely affected by competitors who reduce prices, improve on-time delivery and take other competitive actions, which may reduce our customers’ purchases of products from us.

Impact of Covid-19

There has been a global pandemic of a novel strain of coronavirus (COVID-19) that first emerged in China in December 2019 and has spread globally. The COVID-19 pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in China for the first half year of 2020. In March 2020, the World Health Organization declared COVID-19 as a global pandemic. Given the rapidly expanding nature of COVID-19 pandemic, and substantially all of our business operations and our workforces are concentrated in China, we believe that it has impacted and will likely continue to impact our business, results of operations, and financial condition. Although we are currently fully functional, potential impact on our results of operations will also depend on future developments and information that may emerge regarding the duration and severity of COVID-19 and the actions taken by governmental authorities and other entities to contain COVID-19 or to mitigate its impacts, almost all of which are beyond our control.

The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

•        Our production facilities had not been fully operational until June, 2020. We temporarily closed our offices and production facilities in February 2020, as required by relevant PRC local authorities. Our offices and production facilities reopened in April, 2020 and production capacity had picked up slowly until we were fully operational in June, 2020.

•        Some of our customers have been negatively impacted by the outbreak, which reduced the demand for certain of our products, such as T2 copper bars and T2 copper rods.

•        We have experienced some disruption to our supply chain during the Chinese government mandated lockdown, with suppliers increasing purchase price for raw materials. While all our major suppliers are currently fully operational, any future disruption in their operations would impact our ability to produce and deliver our products to customers. In addition, reductions in commercial airline and cargo flights, disruptions to ports and other shipping infrastructure resulting from the pandemic are resulting in increased transport times to deliver materials and components to our facilities and to transfer our products to our key suppliers, and may also affect our ability to timely ship our products to customers. This may limit our ability to fulfill orders and we may be unable to satisfy all of the demand for our products in a timely manner, which may adversely affect our relationships with our customers.

•        Our workforce remained stable for the fiscal years ended June 30, 2021 and 2020. We did not receive government subsidy or take advantage of any government assistance program in relation to the COVID-19 pandemic. Unless emergency, we correspond to our clients’ demands via emails, phones and video meeting system. In the case of emergency, we will send personnel on site for assistance provided that all protective measures are in place. We have complied with the various safety measures required by the local government and provided our employees with protective gears and regularly monitor and trace the health condition of our employees. However, we do not believe those safety measures have materially impacted our operation.

In the long term, the COVID-19 pandemic is likely to adversely affect the economies and financial markets of many countries, and may result in a global economic downturn or a recession. This would likely adversely affect demand on some of our products, which may, in turn negatively impact our results of operations.

Results of Operations

For the Years Ended June 30, 2021 and 2020

The following table summarizes the results of our operations for the years ended June 30, 2021 and 2020, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

(All amounts, other than percentages, are in U.S. dollars)

	For the Years Ended June 30,		Variance
	2021	2020	Amount	Percentage
Sales	$55,193,286	$40,794,225	$14,399,061	35.30%
Cost of sales	(49,419,460)	(39,068,651)	(10,350,809)	26.49%
Gross profit	5,773,826	1,725,574	4,048,252	234.60%
Operating expenses:
General and administrative expenses	(740,621)	(1,195,415)	454,794	(38.04)%
Selling and marketing expenses	(422,921)	(372,906)	(50,015)	13.41%
Provision and impairment charges	20,481	(52,059)	72,540	(139.34)%
Research and development costs	(317,096)	(343,406)	26,310	(7.66)%
Total operating expenses	(1,460,157)	(1,963,786)	503,629	(25.65)%
Operating income	$4,313,669	$(238,212)	$4,551,881	(1910.85)%
Other income (expenses):
Interest expenses, net	(136,305)	(645,184)	508,879	(78.87)%
Other income (expenses), net	94,516	53,615	40,901	76.29%
	—	—		%
Total other income (expenses), net	(41,789)	(591,569)	549,780	(92.94)%
Income before income taxes	$4,271,880	$(829,781)	$5,101,661	(614.82)%
Income tax provision	(651,175)	115,322	(766,497)	(664.66)%
Net income	$3,620,705	$(714,459)	$4,335,164	(606.78)%

Revenues

Revenues increased by approximately $14.40 million, or 35.30%, to approximately $55.19 million for the year ended June 30, 2021 from approximately $40.79 million for the year ended June 30, 2020. The increase in revenues was primarily driven by China’s economic recovery from the COVID-19 pandemic and more orders from customers as a result of our effective sales and marketing strategies especially through online customer consultations.

The following table presents disaggregated revenues for the years ended June 30, 2021 and 2020.

	June 30, 2021		June 30, 2020
	Sales Amount	As % of Sales	Sales Amount	As % of Sales
Self-Manufactured Products:
Tinned copper bar products	$20,419,991	37.00%	$15,397,841	37.75%
T2 copper bar products	10,525,412	19.07%	8,521,178	20.89%
Others	939,659	1.70%	1,034,854	2.54%
Processing service	56,576	0.10	59,508	0.15
Resales of copper materials, primarily electrolytic copper	23,251,647	42.13%	15,780,844	38.68%
Total Revenue	55,193,286		40,794,225

Gross profit

Our gross profit increased by approximately $4.05 million, or 234.60%, to approximately $5.77 million for the year ended June 30, 2021 from approximately $1.73 million for the year ended June 30, 2020. Gross profit margin was 10.46% for the year ended June 30, 2021, as compared to 4.23% for the year ended June 30, 2020. The increase of gross profit and the gross profit margin was primarily driven by the decrease in sales in 2020 fiscal year due to the Covid-19 pandemic, lower cost of raw materials, and increase in sales from the overall economic recovery in China in the 2021 fiscal year.

General and administrative (“G&A”) expenses

G&A expenses as of June 30, 2021 and 2020 consisted of the following:

	2021	2020
Employee compensation and benefits	$405,282	$275,242
Travel and communication expenses	58,809	61,435
Consulting fees	26,503	67,920
Depreciation and amortization expenses	73,729	79,374
Entertainment	114,079	153,820
Office and miscellaneous	62,219	557,624
Total	$740,621	$1,195,415

General and administrative expenses decreased by approximately $0.45 million, or 38.04%, to approximately $0.74 million for the year ended June 30, 2021 as compared to approximately $1.19 million for the year ended June 30, 2020. The decrease of G&A expenses was mainly due to decrease in accrual for work safety cost which is part of in office and miscellaneous expenses during the fiscal year 2021 pursuant to the related regulation as compared to 2020.

Selling and marketing expenses

Selling and marketing expenses as of June 30, 2021 and 2020 consisted of the following:

	2021	2020
Employee compensation and benefits	$113,643	$83,562
Travel and transportation	25,596	20,566
Shipping and packing	134,776	127,891
Entertainment	15,319	26,372
Sales tax	133,587	114,370
Office and miscellaneous	—	145
Total	$422,921	$372,906

Selling and marketing expenses increased by approximately $0.05 million, or 13.41%, to approximately $0.42 million for the year ended June 30, 2021 as compared to approximately $0.37 million for the year ended June 30, 2020. The increase of selling and marketing expenses was mainly due to increase in employee compensation and benefits, which was a result of [    ]

R&D expenses

R&D expenses as of June 30, 2021 and 2020 consisted of the following:

	2021	2020
Employee compensation and benefits	$47,980	$86,584
Materials	250,801	255,457
Office and miscellaneous	18,315	1,365
Total	$317,096	$343,406

Research and development expenses decreased by approximately $0.02 million, or 7.66%, to approximately $0.32 million for the year ended June 30, 2021 as compared to approximately $0.34 million for the year ended June 30, 2020. The decrease of R&D expenses was mainly due to the management’s adjustment in research and development projects, which led to a decrease in R&D staff salaries.

Interest expenses, net

Our net interest expenses was approximately $0.14 million for the year ended June 30, 2021. Our net interest expense was approximately $0.64 million for the year ended June 30, 2020.

Provision for income taxes

Our provision for income tax expense was approximately $0.65 million for the year ended June 30, 2021as compared to approximately $0.12 million income tax recovery for the year ended June 30, 2020. The increase was mainly due to the increase of taxable income in fiscal 2021.

Liquidity and Capital Resources

Cash Flow Summary

	Year Ended June 30, 2021	Year Ended June 30, 2020
Net cash provided by (used in) operating activities	$3,951,482	$(1,949,588)
Net cash provided by (used in) investing activities	895,599	(2,072,145)
Net cash (used in) provided by financing activities	(4,719,074)	(868,035)
Effect of exchange rate changes on cash and cash equivalents	13,622	359,499
Net increase (decrease) in cash and cash equivalents	$128,007	$(4,889,768)
Cash and cash equivalents, beginning of period	109,574	4,639,843
Cash and cash equivalents, end of period	251,203	109,574

Operating Activities:

Net cash provided by operating activities for the year ended June 30, 2021 was approximately $3.95 million, which was primarily attributable to a net profit approximately $3.62 million, adjusted for non-cash items for approximately $0.25 million and adjustments for changes in working capital approximately $0.08 million. The adjustments for changes in working capital mainly included:

(i)     decrease in accounts payable of approximately $3.98 million mainly due to significant payment to certain suppliers during 2021 fiscal year to pay off outstanding account balances;

(ii)    decrease in advance to suppliers of approximately $0.47 million primarily due to our suppliers require less advances on purchase of raw materials during the year ended June 30, 2021;

(iii)   decrease in inventory of approximately $2.47 million due to increased inventory turnover during 2021 fiscal year as a result of demand recovery after the economic shutdown during Covid-19;

(iv)   increase in taxes payable of approximately $1.54 million primarily due to the increased income taxes payable accrued for the 2021 fiscal year.

Net cash used in operating activities for the fiscal year ended June 30, 2020 was approximately $1.95 million, which was primarily attributable to a net loss of approximately $0.71 million, adjusted for non-cash items for approximately $0.17 million and adjustments for changes in working capital approximately $1.40 million. The adjustments for changes in working capital mainly included:

(i)     increase in accounts receivable of approximately $3.24 million primarily because we offered payment extension to certain our customers who were negatively impacted by the Covid-19 during the 2020 fiscal year;

(ii)    increase in inventory of approximately $3.86 due to our decreased inventory turnover as a result of the economic and logistic disruption caused by the Covid-19;

(iii)   decrease in advance to suppliers of approximately $0.89 million primarily due to the decrease advance payment we paid to our suppliers during the 2020 fiscal year;

(iv)   increase in accounts payable of approximately $4.77 million primarily due to our negotiation of extension of payment terms with our suppliers during the 2020 fiscal year; and

(v)    decrease in advance from customers of approximately $1.10 million due to our modified sales policy to expand sales, which allowed less advances from our customers during the 2020 fiscal year.

Investing Activities:

Net cash provided by investing activities was approximately $0.90 million for the year ended June 30, 2021. It was primarily attributable to the collection of loan receivable during the period.

Net cash used in investing activities was approximately $2.07 million for the year ended December 31, 2020. It was primarily attributable to the increase in loan receivable during the fiscal year.

Financing Activities:

Net cash used in financing activities was approximately $4.72 million for the year ended June 30, 2021. It was primarily attributable to the net repayments of short-term borrowings with an approximate amount of $6.26 million, partially offset by the net proceeds from related parties of approximately $0.93 million.

Net cash provided by financing activities was approximately $0.87 million for the year ended June 30, 2020. It was primarily attributable to the net proceeds received from short-term borrowings with an approximately amount of $0.72 million, net proceeds received from related parties with the approximate amount of $1.25 million, and repayment of note payable of $2.84 million.

Primary Sources and Uses of Liquidity

Our primary sources of liquidity consist of existing cash balances, cash flows from our operating activities and available funds under our loan arrangements with local banks. Our ability to generate sufficient cash flows from our operating activities is primarily dependent on our sales of copper products to our customers at margins sufficient to cover fixed and variable expenses.

As of June 30, 2021 and 2020, we had cash and cash equivalents of $251,203 and $109,574, respectively. We believe that our current cash, cash to be generated from our operations and access to loans from banks and funds from our related parties will be sufficient to meet our working capital needs for at least the next twelve months. However, we do not have any amounts committed to be provided by any of our related parties. We are also not dependent upon this offering to meet our liquidity needs for the next twelve months.

Substantially all our operations are conducted in China and substantially all of our revenues, expense, cash and cash equivalents are denominated in Renminbi (RMB). RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict its ability to convert RMB into U.S. Dollars.

Accounts Receivable

Accounts receivables are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

The Company does not believe it has a material collection risk under its business model, nor does it believe that macroeconomic issues will have a negative impact on its collectability. The Company expects the business will continue to grow due to innovation and the urbanization process in China. Thus, the Company does not believe the collection issues will impact its liquidity adversely.

Credit Facility

We mainly finance our operations through short-term revolving loans provided by a syndicate of banks, as listed in Note 8 under our Consolidated Financial Statements. As of June 30, 2021, we had six outstanding short-term loans provided by five banks, totaling RMB 41,790,000 in the aggregate, or approximately $6.47 million. Each of these borrowings has a term of one year and, as per our agreement with the bank, all of the loans can be renewed, and funds can be accessed immediately when the outstanding principal and interest are repaid in full. This ensures that each loan can be repaid on time either through our working capital or the funds from the prior loans as permitted by the PRC law. Some of these loans have fixed interest rate while others have a variable rate.

Capital Expenditures

Our capital expenditures consist primarily of expenditures for the purchase of fixed assets as a result of our business growth. Our capital expenditures amounted to approximately $0.11 million and $0.21 million for the years ended June 30, 2021 and 2020, respectively.

Contractual Obligations

There were no significant contractual obligations and commercial commitments, other than our short-term borrowings as disclosed in Credit Facility section, as of June 30, 2021 and 2020.

Critical Accounting Policies and Estimates

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements and related notes have been prepared in accordance with generally accepted accounting principles in the United Stated of America (“US GAAP”) and have been consistently applied. The accompanying consolidated financial statements include the financial statements of the Company and its majority-owned and controlled subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying notes. Such estimates include, but are not limited to, allowances for doubtful accounts, inventory valuation, useful lives of property, plant and equipment, intangible assets, impairment in equity investment, and income taxes related to realization of deferred tax assets and uncertain tax position. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

Revenue Recognition

The Company generates its revenues mainly from (1) sales of copper products, such as T2 purple copper bars, tin-plated copper bars, copper rods and sticks, and electrolytic copper, to third-party customers, who are mainly distributors and retailers; and (2) service income for processing copper bars as per customer’s requirements. The Company follows Financial Accounting Standards Board (FASB) ASC 606 and accounting standards updates (“ASU”) 2014-09 for revenue recognition. On July 1, 2018, the Company early adopted ASU 2014-09, which is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

For sales of copper products, the Company considers customer purchase agreement to be the contract with a customer. As part of its consideration of the contract, the Company evaluates certain factors including the customer’s ability to pay (or credit risk). For each contract, the Company considers the promise to transfer products, each of which is distinct, to be the identified performance obligations. In determining the transaction price, the Company evaluates whether the price is subject to refund or adjustment to determine the net consideration to which the Company expects to be entitled. The Company analyzed historical refund claims for defective products and concluded that they have been immaterial. Prices are determined based on negotiations with the Company’s customers and are not subject to adjustment. Revenue is recognized when control of the products is transferred to the customer (i.e., when the Company’s performance obligation is satisfied at a point in time), which typically occurs at delivery acceptance by the customer. In the principal versus agent consideration, since no another party is involved in transactions, the Company is a principal.

For processing service income, the Company considers the service agreement to be the contract with a customer. The Company’s performance obligations are to process copper bars as per customer’s requirements and transfer processed products to the customer. Prices are determined based on negotiations with the customers and are not subject to adjustment. Revenue is recognized when control of the processed products is transferred to the customer, which typically occurs at delivery acceptance. The Company is a principal since no third party is involved in satisfying the Company’s performance obligations.

Revenues are reported net of all VAT. As the Company’s standard payment terms are less than one year, the Company has elected the practical expedient under ASC 606-10-32-18 to not assess whether a contract has a significant financing component. The Company allocates the transaction price to each distinct product based on their relative standalone selling price.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASU”). Management periodically reviews new accounting standards that are issued.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” which increases lease transparency and comparability among o6rganizations. Under the new standard, lessees will be required to recognize all assets and liabilities arising from leases on the balance sheet, with the exception of leases with a term of 12 months or less, which permits a lessee to make an accounting policy election by class of underlying asset not to recognize lease assets and liabilities. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and early adoption is permitted. In March 2018, the FASB approved an alternative transition method to the modified retrospective approach, which eliminates the requirement to restate prior period financial statements and requires the cumulative effect of the retrospective allocation to be recorded as an adjustment to the opening balance of retained earnings at the date of adoption. Effective January 1, 2018, the Company adopted the new lease accounting standard using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326)”: the amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected, and credit losses relating to available-for-sale debt securities should be recorded through an allowance for credit losses. ASU No. 2016-13 is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, and early adoption as of the fiscal years beginning after December 15, 2018 is permitted. This update will be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). A prospective transition approach is required for debt securities for which an other-than-temporary impairment had been recognized before the effective date. Effective January 1, 2019, the Company adopted this new standard on a retrospective basis, and this update did not have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). The amendments in this ASU modify the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. Effective January 1, 2018, the Company adopted this new standard on a retrospective basis, and this update did not have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company’s financial position, result of operations or cash flows.

Off-balance Sheet Commitments and Arrangements

There were no off-balance sheet arrangements for the years ended June 30, 2021 and 2020, that have or that in the opinion of management are likely to have, a current or future material effect on our consolidated financial condition or results of operations.

Impact of Inflation

We do not believe the impact of inflation on our Company is material. Our operations are in China and China’s inflation rates have been relatively stable in the last three years: 0.85% for 2021, 2.5% for 2020, and 2.9% for 2019.

Holding Company Structure

Xinxu is a holding company with no material operations of its own and conducts its operations through its subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. Our PRC subsidiaries may purchase foreign exchange from relevant banks and make distributions to offshore companies after completing relevant foreign exchange registration with the SAFE. Our offshore companies may inject capital into or provide loans to our PRC subsidiaries through capital contributions or foreign debts, subject to applicable PRC regulations. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

Under PRC law, each of our PRC subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reached 50% of its registered capital, after which any mandatory appropriation stops. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. The reserved amounts as determined pursuant to PRC statutory requirements totaled $358,114 as of June 30, 2021.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in RMB. Our financial information uses RMB as the functional currency which has been translated into U.S. dollars in our consolidated financial statements. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the RMB and the U.S. dollar exchange rate had been stable and traded within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar, though there have been periods when the RMB has depreciated against the U.S. dollar. In particular, on August 11, 2015, the PBOC allowed the RMB to depreciate by approximately 2% against the U.S. dollar. It is difficult to predict how long the current situation may last and when and how the RMB and the U.S. dollar relationship may change again.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices. Our market risk exposure is generally limited to those risks that arise in the normal course of business, as we do not engage in speculative, non-operating transactions, nor do we utilize financial instruments or derivative instruments for trading purposes.

Commodity Price Risk

Our revenue is exposed to the market risk of price fluctuations related to the sale of our copper products. Prices for the copper products that we sell are generally determined by market forces. These prices may be influenced by factors such as supply and demand, production costs (including the costs of our raw materials) and global and domestic economic growth. Adverse changes in any of these factors may reduce the revenue that we receive from the sale of our copper products. Our costs are also exposed to fluctuations in prices for the purchase, processing and production of copper and other raw material inputs. Historically, we have generally been able to pass along price increases to our customers; however, we may be unable to do so in the future. We do not engage in commodity price hedging activities.

INDUSTRY

Overview of Copper Processing Industry

Copper is one of the earliest key metals used by humans. It is ubiquitous across the power, transportation, building and construction, aerospace and related sectors due to its high electrical conductivity and heat transmission. Copper is also a staple constituent of power generators and electronic instruments, and is therefore integral to the development of modern high-tech industries.

The demand for various raw materials, including copper, has been increasing at a rapid pace in recent years. According to Global refined copper consumption distribution by region 2020 published by M. Garside in June 2021, China is the world’s largest consumer of refined copper in 2020, with a consumption of 54 percent share of the total global copper consumption volume. In 2020, global refined copper consumption reached an estimated 23.4 million metric tons. While China is the largest consumer of refined copper, it is also the largest refined copper producing country. According to the data jointly issued by China Non-Ferrous Metals Industry Association and Beijing Antaike Information Co.,Ltd., in 2018, China’s copper processing production hit approximately 17.8 million tons, accounting for two-thirds of total global output, and the net imports of processed copper products reached approximately 41,400 tons. In 2020, China was responsible for nearly 42 percent share of the total global production of refined copper, or over ten million metric tons.

Below is a comparison chart of copper processing production and import volumes from 2013 to 2018 in China (Chart 1):

China Copper Processing Production Diagram
2000
1800
1600
1400
1200
1000
800
600
400
200
0
2013
2014
2015
2016
2017
2018
Output
Net Import Volumes

Source: The Yearbook of Nonferrous Metals Industry of China (2014 – 2017), China Non-Ferrous Metals Industry Association, and Beijing Antaike Information Co., Ltd.

The copper processing industry in China is segmented, primarily comprised of copper wires, copper strips, copper pipes, copper rods and copper foil as the main sub-industries. In 2018, copper processing production in China hit approximately 17.8 million tons, of which copper wires accounted for 44.6% of the total output, with copper strips, coppers pipe, copper rods accounting for 19.9%, 15.6% and 13.7%, respectively, of the total output.

Below is a structure diagram of China copper products in 2018 (Chart 2):

Proportion of subdivided products of copper processing materials in China
3.76%
15.61%
44.64%
19.88%
13.70%
2.41%
Copper tube
Copper strip
Copper bar
Copper foil
Copper wire
other

Source: China Non-Ferrous Metals Industry Association and Beijing Antaike Information Co., Ltd.

Driving Forces of Copper Consumption

Housing and Building

China’s manufacturing and construction sectors, which consume around half of the world’s copper, have posted a strong recovery from the COVID-19 shutdown earlier in the year of 2020, with factory activity in August 2020 reached its highest level in nine years. This recovery was reflected in a 50% month-over-month increase in unwrought copper imports by China in June 2020 to a record high of 656,483 tons, just over double the level imported in the same month of 2019. For the first six months of 2020, copper imports totaled 2.84 million, a 25% increase from the same period of 2019, despite the disruption caused by COVID-19.

Renewable Energy Demand

China’s switch to renewable energy systems is likely to be a key demand driver going forward. Copper is the best non-precious metal conductor of electricity due to the lack of resistance it offers. This property makes it an important component in energy-efficient generators and renewable energy systems, with solar and wind energy installations using larger volumes of copper than conventional thermal power generators.

Global copper demand for solar and wind energy systems is expected to rise by 56% by 2027 from 2018 levels, according to research by the International Copper Association (the “ICA”). Although the ICA does not provide a breakdown for individual countries, it predicts China will maintain its leading role for annual installations of wind turbines.

Electric Vehicles

Electric vehicle production is also expected to drive China’s copper consumption. Copper is an important component in electric vehicles, used in the batteries, windings and copper rotors of electric motors, as well as in the wiring and charging infrastructure. At an average of 83kg of copper, a typical electric vehicle uses nearly four times as much of the metal as a conventional car.

While electric vehicle sales have been subdued in recent months due to a combination of the COVID-19 pandemic and a reduction in government subsidies, China has ambitions to be a leading electric vehicle manufacturing center by 2025, as part of its Made in China 2025 initiative. Such a move would further support demand for copper.

In fact, the PRC government’s Made in China 2025 initiative, which aims to improve the country’s manufacturing processes to produce higher value products, has wide-reaching implications for the metal. More efficient technologies tend to use larger amounts of copper, and, as a result, Made in China 2025 is expected to boost copper usage in the country by an additional 232,000 tons by 2025, according to the ICA.

ICA anticipates copper consumption increasing in a number of areas, including for higher efficiency industrial motors and distribution transformers, in the electrification of new railways, and for new energy vehicles for industrial use.

Government Support

Government infrastructure spending is also expected to increase in 2020 to offset slower growth in other areas of the economy, with the 2020 National People’s Congress Work Report highlighting infrastructure and urbanization initiatives as a priority for the year ahead. The report said bonds worth RMB3.75 trillion would be issued in 2020 to finance the infrastructure program — a 1.6 trillion increase from 2019. Both manufacturing and infrastructure are key consumers of copper.

OUR BUSINESS

Overview

Xinxu is a holding company incorporated on September 11, 2017 as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of its own, Xinxu conducts substantially all of its operations through its operating subsidiaries established in China, primarily Anhui Xinxu.

We, through Anhui Xinxu, are primarily engaged in the research and development (“R&D”), fabricating and processing, and sales and distribution of copper and copper alloy products. Our products include but are not limited to T2 red copper bars, T2 tin-plated copper bars, T2 copper rods and sticks, and electrolytic copper. We engage in metal casting, extruding, and drawing to fabricate finished and semi-finished copper products from copper cathode and scrap copper wires. Our products are used in a variety of applications across diversified end markets, including electronics and electrical components, telecommunications, automobiles, air conditioners, ships, metallurgy, electromechanical, transportation, building and housing, power distribution, solar energy and other sectors across China.

We access these end markets through our direct sales force reaching a wide variety of customers with both high and low volume demands for our products. We believe the diversity of our product portfolio, our R&D capacities and technical expertise underpin the long-standing relationships we have with our broad customer base.

We currently have over 200 customers, covering 15 provinces of China, including Anhui, Zhejiang, Jiangsu, and Guangdong. We employ approximately 70 people and operate our business covering an area of approximately 43,330 square meters in Wuhu City, Anhui Province, China. Currently we have two manufacturing workshops covering an area of approximately 7,500 square meters, owning four productions lines with an annual production capacity of approximately 13,000 tons. We have established long-term strategic partnerships with most of our major suppliers for the sufficient supply of our raw materials.

Since our inception, we have been focusing on the establishment and improvement of our R&D capacities. In April 2017, we established our R&D department and technology center in Wuhu City, Anhui Province, and from 2018 to 2020, we conducted four R&D projects in Wuhu City, Anhui Province and obtained 21 patents as a result of those R&D projects. As of the date of this prospectus, those patents have been applied into our product portfolio, which not only improve the product quality, but also make our production more efficient. In 2018, our “Xinxu” branded copper busbars were awarded as “Anhui Brand Name Products” and in the same year, Anhui Xinxu was also recognized as an “Anhui Enterprise Technical Center” and “Anhui Trademark & Brand Demonstration Enterprise” for [what reasons?]. Starting from 2018 till present, Anhui Xinxu has qualified as “High-tech Enterprise” by Anhui Province Science and Technology Bureau. As of the date of this prospectus, we have a R&D team consisting of 8 people and have a patent portfolio of 29 registered patents in China.

We prioritize product quality management and are committed to strengthening the professional ethics and cultivating quality consciousness of our employees, forming a strict quality management system, which we believe is in line with industry standards in China. As a high technology company, we have established a sound quality control system where our products, including copper bars and sticks, are compliant with the ISO 9001 and ISO 14001standards.

We generate revenues through sales of our own “Xinxu” brand copper products and outsourced copper products, with our own brand products contributing to most of our revenues.

For the fiscal years ended June 30, 2021 and 2020, we recognized $55,193,286 and $40,944,588, respectively, in revenues, of which our own brand copper products accounted for 53% and 60%, respectively, and outsourced copper products accounted for 47% and 40%, respectively.

Our Strengths

We believe that the following strengths contribute to our growth and differentiate us from our competitors:

•        Strong R&D capabilities.    We have invested certain resources in R&D and built a strong R&D team. As of June 30, 2021 and 2020, our R&D expenses were approximately $317,096 and $343,406, respectively, and as of December 31, 2021, we have a team of eight employees in the R&D department, including six engineers with one of them having over 30 years of experience in copper bar processing, and two technicians. Our R&D team has years of technology know-how in developing and launching products and services in response to market demands. As of December 31, 2021, we have an intellectual property portfolio consisting of four registered trademarks and twenty-nine registered patents, all of which have been integrated into our main products and brought us great practical values.

•        Long-standing and stable customer and supplier relationships.    As of the date of this prospectus, we have over [•] years of experience in working closely with our significant customer Shenzhen Baijiada New Energy Materials Co., Ltd. and have delivered consistent, high-quality and customized products to all of our customers. During the fiscal years ended June 30, 2021 and 2020, approximately 42% and 40%, respectively, of our sales are contributable to our customers of 3 years or more. We also have long-term agreements with most of our significant suppliers, accounting for an aggregate of 67% and 49%, respectively, of our total purchases for the fiscal years ended June 30, 2021 and 2020, which forms a solid supply base for our business operations.

•        Experienced management team.    Our Company is led by an experienced and visionary management team who have deep knowledge of the development and commercial landscape of the copper industry in China. Building a trusted brand and always delivering quality products has been at the heart of our founding management team since day one. Our company culture, strategic vision and operational execution are driven by our visionary founder, Mr. Jinchun Cheng. Mr. Cheng is a successful entrepreneur who has been engaged in the copper industry for over 12 years, and has accumulated extensive experiences and led his businesses to make remarkable achievements. We believe that these factors can effectively help us understand, analyze and monitor the target industry trends and customers’ needs. Additionally, these factors help build good business relations, thus cultivating more opportunities for our business growth.

Our Strategies

We intend to grow our business by pursuing the following strategies:

•        Strengthen our industry position by gaining additional market share.    Our goal is to strengthen our market position and accelerate our expansion by expanding our fabricating and processing scale and gaining additional market share. To this end, we plan to use a portion of the proceeds from this offering for research and development of new technologies and products, improvement of existing technologies and products, and expansion of our fabricating and processing capacity.

•        Uphold our commitment to product quality.    We intend to uphold our commitment to product quality to ensure consistently high standards throughout our operations. We intend to achieve greater traceability of our products and maintain the highest quality standards in all of our business operations. To this end, we plan to continue to maintain and enhance our quality monitoring systems across the entire operation by cautiously selecting suppliers and paying attention to customers’ preferences, closely monitoring quality, keeping records of operation, and complying with the national and local law and regulations on product quality, employees, and environment sustainability.

•        Extend and upgrade product offerings through technology innovation.    We will continually strive to extend and improve upon our products offerings through our research and development and technology innovation in order to deliver the most innovative copper and copper alloy products to our customers. We will continue bridging our research and development to the desired commercial outcome due to our knowledge of the copper genome, our fabricating and processing craftsmanship and innovative technology. As of the date of this prospectus, we have 29 registered patents, all of which have been integrated into our main products, bringing great practical values to our business operations.

•        Expand our sales network.    We intend to use a portion of the proceeds from this offering to expand our sales network and hiring new staff to penetrate new geographic markets, especially the major emerging cities in China, including but not limited to Wuhan, Shanghai, Guangdong, Jiangxi, Nanjing and Suzhou, further gaining market share in existing markets and accessing a broader range of customers.

•        Enhance our ability to attract, incentivize and retain talented professionals.    We believe our success greatly depends on our ability to attract, incentivize and retain talented professionals. With a view to maintaining and improving our competitive advantage in the market, we plan to implement a series of initiatives to attract additional and retain mid- to high-level personnel, including formulating a market-oriented employee compensation structure and implementing a standardized multi-level performance review mechanism.

Impact of Covid-19

There has been a global pandemic of a novel strain of coronavirus (COVID-19) that first emerged in China in December 2019 and has spread globally. The COVID-19 pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in China for the first half year of 2020. In March 2020, the World Health Organization declared COVID-19 as a global pandemic. Given the rapidly expanding nature of COVID-19 pandemic, and substantially all of our business operations and our workforces are concentrated in China, we believe that it has impacted and will likely continue to impact our business, results of operations, and financial condition. Although we are currently fully functional, potential impact on our results of operations will also depend on future developments and information that may emerge regarding the duration and severity of COVID-19 and the actions taken by governmental authorities and other entities to contain COVID-19 or to mitigate its impacts, almost all of which are beyond our control.

The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

•        Our production facilities had not been fully operational until June, 2020. We temporarily closed our offices and production facilities in February 2020, as required by relevant PRC local authorities. Our offices and production facilities reopened in April, 2020 and production capacity had been picking up slowly until fully operational in June, 2020.

•        Some of our customers have been negatively impacted by the outbreak, which reduced the demand for certain of our products, such as copper bars and copper rods.

•        We have experienced some disruption to our supply chain during the Chinese government mandated lockdown, with suppliers increasing purchase price for raw materials. While all our major suppliers are currently fully operational, any future disruption in their operations would impact our ability to produce and deliver our products to customers. In addition, disruptions to shipping infrastructure resulting from the pandemic are resulting in increased transport times to deliver materials and components to our facilities and to our key suppliers, and may also affect our ability to timely ship our products to customers. This may limit our ability to fulfil orders and we may be unable to satisfy all of the demand for our products in a timely manner, which may adversely affect our relationships with our customers.

•        Our workforce remained stable for the fiscal years ended June 30, 2021 and 2020. We did not receive government subsidy or take advantage of any government assistance program in relation to the COVID-19 pandemic except that Xinxu was exempted by the local government to pay social insurance for the portion to be borne by Xinxu required by law in 2020. The exemption was abolished in 2021. Unless emergency, we correspond to our clients’ demands via emails, phones and video meeting system. We have complied with the various safety measures required by the local government and provided our employees with protective gears and regularly monitor and trace the health condition of our employees. However, we do not believe those safety measures have materially impacted our operation.

In the long term, the COVID-19 pandemic is likely to adversely affect the economies and financial markets of many countries, and may result in a global economic downturn or a recession. This would likely adversely affect demand on some of our products, which may, in turn negatively impact our results of operations.

Our Products

In China, copper is generally divided into four series, including T1 (99.95%), T2 (99.9%), T3 (99.7%), and T4 (99.5%), based on its copper-bearing. “T” stands for “Copper”. All of our copper products are T2 series with 99.9% copper composition, so as to cater to the demands of the market and our customers for pure copper.

Our product portfolio is composed of copper and copper alloy products and is broadly categorized into T2 copper busbars, T2 copper rods and electrolytic copper. T2 Copper busbars generally include T2 red copper bars, T2 tin-plated copper bars, and T2 copper sticks.

T2 Copper Busbars

A busbar generally refers to an electrical conductive bar, with high current power concentrated in the bar for electricity distribution. It is generally in the form of a metallic strip and is most commonly utilized in power distribution systems, high current control equipment and low voltage distribution systems. Busbars connect low voltage equipment in battery banks and high voltage equipment in electrical switchyards. The maximum amount of current that can be carried by a copper busbar depends on its cross-sectional size and its purity. As T2 series copper busbars are deemed as pure copper with a 99.9% copper composition, they are, therefore, commonly used for high-conductivities electrical power applications in China.

The major factors driving the copper busbar market are increased use of copper busbars in power and electrical equipment sector and increased usage of copper in several industries, including but not limited to industries of electronics and electricity, energy, transportation, mechanics and metallurgy, due to its attractive properties. In electrical power distribution, a copper busbar is used within various applications such as switchgear, panel boards and busway enclosures for the purpose of local high current power distribution. Some of the beneficial properties that copper provides include low electrical and thermal resistance, high mechanical strength in tension, high resistance to fatigue failure, ease of fabrication, low electrical resistance of surface films and high resistance to corrosion. As a result, busbars are often made from copper or aluminum, especially when considering conductivity and strength, copper is far superior to aluminum.

As of the date of this prospectus, all of our busbars are made from copper and our copper busbar products include T2 red copper bars, T2 tin-plated copper bars, and T2 copper sticks. For the fiscal years ended June 30, 2021 and 2020, our revenues generated from the sales of T2 Copper Busbars were approximately $10,226,440 and $8,100,702, respectively, accounting for approximately 19% and 20%, respectively, of our total revenues. There are various applications of copper busbars, which include bus-way systems, switchboards, low and medium voltage switchgear, panel boards and more.

T2 Red Copper Bars

T2 red copper bar is equivalent to C11000 Electrolytic Tough Pitch (“ETP”) Copper by U.S. standard. ETP Copper is known for its high electrical and thermal conductivity, good corrosion resistance and solderability. T2 red copper is basically pure copper with a 99.9% copper composition and utilized due to its high electrical conductivity (≥97% IAS, International Annealed Copper Standard) and wide range of fabrication methods, used in a wide variety of applications across diversified end markets, including electronics and electrical components, power distribution, telecommunications and other economic sectors across China. T2 red copper has excellent hot workability, with inherent fabrication qualities readily to be bent, soldered, drilled, peened, riveted and formed to fit almost any design specification.

For the fiscal years ended June 30, 2021 and 2020, our revenues generated from the sales of our “Xinxu” branded T2 red copper bar products were approximately $10,532,885 and $8,568,830, respectively, accounting for approximately 19% and 21%, respectively, of our total revenues.

T2 Tin-plated Copper Bars

Copper bars usually have high current power concentrated in the bar for electricity distribution. Due to the large amount of electricity running through these bars, they become very hot. At high temperatures, bare copper bar begins to oxidize and oxidized copper usually has poor electrical conductivity. As a result, copper bars are usually plated with tin flashing, which are more resistant to oxidation than bare copper and are capable of reaching higher temperatures without degrading and losing their conductivity. One of the advantages of tin flashing is that it is more cost effective than silver flashing and more corrosion resistant in certain industrial environments that contain Hydrogen Sulfide. As a result, tin-plated copper bars protect against atmospheric corrosion, and hence provide longer life under corrosive atmosphere.

We do not process tin flashing and all tin flashing is processed by third party processors who receive T2 copper bars from us, tin-flash the copper bars, and then ship back to us for inspection, packaging and delivery to our customers.

T2 tin-plated copper bars are often used in circuit breakers, panel boards, and electrical switchgear. For the fiscal years ended June 30, 2021 and 2020, our revenues generated from the sales of our “Xinxu” branded T2 tin-plated copper bar products were approximately $20,467,154 and $15,497,701, respectively, accounting for approximately 37% and 38%, respectively, of our total revenues.

T2 Copper Sticks

We fabricate and process T2 copper sticks, which are available in both high conductivity ETP and high conductivity oxygen-free copper. Both are high in copper purity with an electrical conductivity of more than 97% IACS. Our customer may process and customize our T2 copper sticks into the size and shape that fit into their projects.

T2 Copper sticks are often used in electrical wires, cables, conductive screws, and conduits. For the fiscal years ended June, 2021 and 2020, our revenues generated from the sales of our “Xinxu” branded T2 copper stick products were approximately $772,740 and $504,106, respectively, accounting for approximately 1% and 1%, respectively, of our total revenues.

T2 Copper Rods

We fabricate and process copper rods, which are available in both high conductivity ETP and high conductivity oxygen-free copper. Both are high in copper purity with an electrical conductivity of more than 97% IACS (“The International Annealed Copper Standard”). Copper rods are either semi-finished products, which will be further processed for finished products, such as copper busbars, or finished products ready for sale.

T2 Copper rods are often used in power generators, electrical switchgear, cables, heat exchangers, pipes, solar energy, heat conductive equipment. For the fiscal years ended June, 2021 and 2020, our revenues generated from the sales of our “Xinxu” branded T2 copper rod products were $166,860 and $534,547, respectively, accounting for approximately 1% and 1%, respectively, of our total revenues.

Electrolytic Copper

Electrolytic copper, or extremely pure copper (greater than 99.95%), is superior in electric conductivity and workability, and can be used for a wide array of applications, from cutting-edge electronics parts to various electric wires, including general purpose wires. Additionally, due to its superior thermal conductivity coupled with superior workability, it is also used for various copper alloy fabricated products, including copper pipes for air conditioners. It is also heavily used for plated alloys aiming for a high-class image of metals.

We do not manufacture electrolytic copper on our own. We source electrolytic copper from other manufacturers for sales as well as a raw material in our production. We usually purchase products from other fabricator and processors at a lower price and then resell them to our customers at a comparatively higher price.

Electrolytic copper is also the main raw materials for fabricating and processing our products, accounting for approximately 40% of our overall raw materials.

For the fiscal years ended June 30, 2021 and 2020, our revenues generated from the sales of our outsourced electrolytic copper were approximately $23,250,191 and $15,838,762, respectively, accounting for approximately 42% and 39%, respectively, of our total revenues.

Our Customers

A sound customer base is undeniable to our success. We source our customers through multiple channels: (i) referrals from our present customers, (2) industry exhibitions/expos, and (iii) our direct sales team. Because of our strong brand equity, loyal customer base and evolving product portfolio, we believe there are significant growth opportunities across these channels as we deepen our sales and marketing in each of our markets.

Through our direct sales force, our copper products are sold to our customers covering 15 provinces and cities of China, including but not limited to, Anhui, Zhejiang, Jiangsu, Guangdong, Guangxi, Shandong, Shanghai.

For the fiscal years ended June 30, 2021 and 2020, we have a total number of 270 and 262 customers, respectively. Our customer base is broadly diversified, spanning various end markets, including electronics and electrical components, industrial machinery and equipment, metallic materials and general consumer end markets. For the fiscal year ended June 30, 2021, there was no customer accounting for greater than 10% of our total revenues. For the fiscal year ended June 30, 2020, we had one significant customer who accounted for approximately 23.1% of our total revenues. See “Risk Factors — Risks Related to Our Business — We depend on one major customer with whom we do not enter into long-term contractual agreement, the loss of which could cause a significant decline in our revenues”.

We do not have long-term written sales agreements with our customers. Each customer sale is typically governed by a brief purchase order. The key terms of the purchase order include:

•        the product’s name, type, quantity, price and delivery date;

•        quality standard, and payment terms;

•        delivery, inspection and packaging requirements;

•        some customer sales include breach of contract liabilities, usually 0.05% of total purchase amount as liquidated damages by the defaulting party;

•        product return or replacement in case of incompliance with contract terms; and

•        dispute solutions, including bringing a lawsuit at the local People’s court if negotiations are unsuccessful.

As of the date of the prospectus, we have fulfilled all purchase orders and have not been subject to any legal proceeding since inception; no penalty has ever been incurred by us due to our delay of delivering products and we always comply with the material terms set forth in the purchase orders. In the case of delay of delivery, we normally negotiate first and solve the issues in an amicable way, which is generally not considered as a violation of purchase orders.

Although our product sales with our customers are per-order transactions, we have long-term and stable relationships with our customers. For additional information see “Risk Factors — Risks Related to Our Business — We do not have long-term contractual agreements with our customers, and our sales volumes and net sales could be reduced if our customers switch some or all of their business with us to other suppliers”.

Our Suppliers

Our suppliers are divided into two categories: 1) those providing raw materials for manufacturing our products, and 2) those supplying products for resale.

We manufacture our products primarily using copper cathode and scrap copper wires (both internally generated and externally sourced) as raw materials.

We distribute certain products, currently only electrolytic copper, sourced from certain suppliers. Through our suppliers, we are capable of accommodating our customers’ need and providing them with premium products.

For the fiscal year ended June 30, 2021, we had a total number of 22 suppliers. Our top four suppliers accounted for approximately 27%, 24%, 19%, and 11%, respectively, of our total purchases. For the fiscal year ended June 30, 2020, we had a total number of 27 suppliers. Our top four suppliers accounted for approximately 27%, 24%, 19%, and 13%, respectively, of our total purchases.

We have written long-term agreements with a small portion of our suppliers (including three of our top suppliers), with the key terms as below:

•        the product’s name, quantity (usually on a monthly basis), price calculation and delivery terms;

•        quality standard, inspection, packaging and payment terms; and

•        breach terms and liquidated damages in some agreements.

For most of suppliers with whom we do not have long-term agreements, including two of our top suppliers, each purchase with such suppliers is typically governed by a brief purchase order. The key terms of such purchase order is as below:

•        the product’s name, type, quantity, price and delivery date;

•        quality and technology standard and payment terms;

•        delivery, inspection and packaging requirements;

•        product return or replacement in case of incompliance with contract terms;

•        breach of contract terms, including 20% of contract amount as liquidated damages for such purchase orders; and

•        dispute solutions, including bringing a lawsuit at the local People’s court if negotiations are unsuccessful.

Sales and Marketing

We market and sell our products through our direct sales force. Our direct sales force provides us with direct access to our customers and is capable of addressing our customers’ needs in a fast and efficient way.

For the fiscal years ended June 30, 2021 and 2020, we have a direct sales team of seven and six people, respectively, all of whom were our employees. The compensation package for our sales team includes fixed base salaries and commissions ranging from 0.15% – 0.3% of the revenues or collection made by them. We provide our sales team with regular training and internally developed systems to assist them in quickly becoming proficient and productive sales personnel.

Our sales team seeks to maintain and strengthen relationships with our current customers in existing markets as well as expand our business in new markets and with new customers. Customers look to us for a reliable supply of a wide array of our copper products and we believe our reliability and scale as a supplier helps support our customers’ product positions.

Fabrication and Processing

Our fabrication and processing are conducted both in-house and outsourcing to third parties.

In-house

Our in-house fabrication and processing are all located at our facilities in Wuhu City, China. We fabricate and process copper and copper alloy products, and stock inventory of raw materials, components, semi-finished and finished goods at our facilities pursuant to the market demand, orders we receive or plan to receive, our fabrication and processing plan and capacity, procurement information from our direct sales force. Our fabrication and processing journey for T2 copper busbars and copper sticks consists of the key steps in the following chart:

This production process is subject to continuous review and monitoring by the quality control team to ensure that finished products are of the highest quality and meet customer requirements and relevant quality control standards. Upon inspection, our quality control team is authorized to request for correction for all unqualified products.

Our fabricating and processing standard for all copper products is GB T 5585.1-2005. In order to maintain and improve on product safety and quality, we have formed a strict set of quality control policies and inspection protocols. These policies and protocols are enforced by our quality control team lead by the general manager of our quality control department along with every step of the fabricating and processing process.

Outsourcing

Our outsourced products, which to some extent expand our production capacity, are fabricated or processed by third party fabricators or processors in accordance with our requirements. As of the date of the prospectus, we only have one outsourced product — T2 Tin-plated copper bars. We normally fabricate and process T2 red copper bars first and then ship them to the processors for tin flashing. Upon completion of tin flashing, the T2 Tin-plated copper bars will be shipped back to us for inspection. After passing our inspection, we will label, pack, and then ship them to customers per their orders.

Third party fabricators or processors must have required qualifications in order to fabricate and/or process our products. Upon our verification and approval by inspecting their qualification materials, such as business license, pollutant discharge permit (if applicable), and tax certificates, verifying their production capacity and safety, business reputation and conflict of interests, such third party fabricators or processors are authorized to fabricate and/or process our products in accordance with our requirements and standards.

Research and Development

We continually strive to improve upon our product offerings in order to deliver the most innovative and creative copper products catering to the diversified demands of our customers. We take a long-term, thoughtful approach to research that informs our product decisions and is differentiated from the marketplace.

Our R&D involves the invention and upgrading of our processing facilities and equipment, and the introduction of new copper products and improvement of existing copper products. We are able to bridge the research to the desired commercial outcome due to our knowledge of the copper genome and processing craftsmanship, allowing us to solve the safety and quality issues that may occur during the processing process. In December 2018, we established R&D labs in Wuhu, China, which are equipped with advanced equipment and professional personnel.

As of June 30, 2021 and 2020, our R&D expenses were approximately $317,096 and $343,406, respectively, accounting for an average of approximately 0.7% of our total revenues. R&D expenses primarily consist of salaries for R&D personnel and R&D supplies. As of December 31, 2021, we had a team of eight employees in the R&D department, including six engineers with one of them having over 30 years of experience in copper bar processing, and two technicians. In the future, we expect R&D expenses to increase as we continue to develop new products, enhance existing products and technologies and perform activities related to obtaining additional regulatory approval for our intellectual properties.

From March 2018 to December 2020, we conducted four R&D projects, focusing on the following:

•        Key technology of upward bright copper rod and environmental protection;

•        Upward undercurrent continuous casting of large diameter bright copper rods;

•        Continuous cold-extrusion ultra-large width-to-thickness ratio transmission of copper busbars; and

•        Continuous cold-extrusion ultra-large-load water-cooled power transmission of copper bars.

Upon completion of the foregoing projects, we obtained a total 21 patents, all of which have been utilized in the production of our main products. By focusing on R&D, design and creation of key equipment and key technologies for copper and copper alloy smelting, and continuous cold extrusion of copper and copper alloy products and more, we solved the issues facing the cooper industry on further expansion, deformation and the blocking flow rate of the corners upon entry of the cavity by metals.

We adhere to a market-oriented R&D approach and actively cooperate with universities and other institutions in setting our R&D orientation based on the real market demand. We are currently working with the National Continuous Extrusion Engineering Research Center of Dalian Jiaotong University in China on the R&D of key equipment and key technology relating to continuous cold extrusion of copper and copper alloy bars, strips and various profiles.

By continuously upgrading and improving upon products and technologies that are tailored to our customers’ requirements, we have further strengthened our customer’s loyalty.

As of March 31, 2022, we had 29 registered patents. Faced with the ever-changing market demands, we continue to abandon and phase out unsuitable patents and technologies, and simultaneously invest in acquiring new patents and technologies that tailored to our customer’s fast changing requirements. Our R&D efforts are conducted by our operating subsidiaries in China.

Quality Control

All of our products, either self-produced or sourced, fall within our quality control system subject to our quality inspection before delivery. For sourced products, they must first be shipped to us for quality inspection, upon passing inspection, be packaged, labelled and shipped to our customers.

Product quality and safety are always our core value. Reliable, safe and stable product quality is an important driving factor for maintaining market competitiveness. Through years of development, we believe we have developed a sophisticated quality control management system as well as a strict and effective internal control system in accordance with the requirements of Chinese laws and regulations. We have established quality control department to control the quality of our products, from raw material selections, fabricating and processing procedures, to product inspection and delivery.

We prioritize product quality management and are committed to strengthening the professional ethics and cultivating quality consciousness of our employees, forming a strict quality management system, which we believe is in line with international standards.

Our rigorous quality control management programs have earned us a number of quality-related certifications. Our products, including copper bars and sticks, are ISO 9001:2015 compliant with certification achieved in 2015 and renewed in 2021, and ISO 14001:2015 compliant with certification achieved in 2015 and renewed in 2021. As of the date of this prospectus, we have obtained and/or renewed, and are current on, all above certifications.

Despite our quality control management system, we cannot eliminate the risks of errors, defects or failures. We may fail to detect or cure defects as a result of a number of factors, many of which are outside our control, including:

•        technical or mechanical malfunctions in the fabricating and processing process;

•        human error or malfeasance by our quality control personnel;

•        tampering by third parties; and

•        defective raw materials or equipment.

Failure to detect quality defects in our products may cause customer’s dissatisfaction, or other issues that could seriously harm our reputation and business, expose us to liability, and adversely affect our revenue and profitability.

Environmental Matters

Due to the nature of our products, our PRC operating entity is not in the high-risk and heavy pollution industry, the wastewater we generate is sanitary wastewater which can be disposed directly into municipal pipelines after professional processing.

Pursuant to the Classified Administration Catalogue of Stationary Pollutant Discharge Licensing (2019 Version), as a non-ferrous metal processing company, our PRC operating entity is not required to obtain a pollutant discharge permit for the operation of our business, but we still applied for the permit with the local government in November 2021 and expect to receive the permit by May 2022, so as to make our operation in stricter compliance with the PRC law. Notwithstanding the foregoing, we are also required to submit monthly report on the actual discharge of wastewater with the national pollutant discharge permit information management platform (“Permit Platform”) by PRC law. The waste gas we generate is melting furnace smoke and dining hall smoke, which can be released after dust removal or purification.

In 2018, our “Cleaner Production Project” was approved by the local environmental protection authority for the construction of copper wash work station, warehouse and other facilities, which has been put into use in 2020. The environmental protection costs of such project was approximately RMB55,000. As of the date of this prospectus, this project has not yet filed for environmental protection testing acceptance and information publication as required by relevant PRC regulations. We expect to complete the acceptance and information publication on or about May 2022.

If new products are developed in the future and environmental measures are needed according to law, we will take corresponding environmental protection measures according to relevant laws and regulations.

We maintain sewage treatment system, dust collectors and other environmental devices for environment protection, with total expenses of approximately $47,000. The annual maintenance costs of above facilities were approximately $4,000 to $5,000.

As of the date of this prospectus, we are not aware of any warning, investigations, prosecutions, disputes, claims or other proceedings in respect of environmental protection; however, we may get fined or penalized if we fail to file monthly wastewater discharge report on the Permit Platform timely or complete the acceptance and information publication within the correction period requested by the relevant government authorities.

Our Competition

The copper industry is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. We believe that our position as high-quality products and commercial performance, brand equity, science and innovation practice, and organizational approach differentiate us and help us maintain our market share in a highly competitive environment.

We believe the following companies may be our competitors, competing with us in one or more products among different end markets:

•        Ningbo Jintian Copper Industry (Group) Co., Ltd., founded in 1986, is committed to copper processing, high-tech materials and non-ferrous metal trading. It is the largest recycled copper processing company and one of the largest copper processing companies in China, and has been listed in “Top 500 Chinese Enterprises” for many years. Its main products include but are not limited to copper wires, bars, sticks, tapes, enameled wires, and valves;

•        Zhejiang Hailiang Co., Ltd., founded in 2001 and listed in Shenzhen Stock Exchange in 2008 (Ticker Symbol: 002203) , is committed to the research and development, manufacturing and sales of premium copper products, conductive profiles and aluminium profiles;

•        Jiangsu Tongda Copper Material Co., Ltd., founded in 2009, is committed to copper rolling processing, the research and development, design and quality inspection of copper products, distribution of copper products and aluminium products; and

•        Taizhou Zhengda Copper Material Co., Ltd., founded in 1993, is committed to processing and sales of copper, aluminium and plastic products, power fittings and mould products.

We believe the principal competitive factors in our industry include:

•        brand equity and consumer relationships;

•        product functions, including high electrical and thermal conductivity, good corrosion resistance and solderability, and hot workability;

•        sustainability of supply chain, including raw materials;

•        product quality and safety;

•        distribution and product availability;

•        pricing competitiveness; and

•        fast and convenient logistics.

Even though we operate in an intensively competitive industry, many companies in our industry have substantially greater financial resources, longer operating histories, broader product portfolios, broader market presence, longer standing relationships with distributors and suppliers, larger production and distribution capabilities, and higher measures of market penetration or brand recognition on an absolute level, we believe that we effectively compete with respect to each of the above factors.

Material Contracts

Set forth below is a summary of the material agreements to which we are a party entered into within the preceding two years from the date hereof, excluding the contracts entered into in the ordinary course of our business.

Agreement with Wuhu Wanzhi Local Financial Regulatory Bureau

On June 11, 2021, Anhui Xinxu entered into a listing expenses loan agreement with Wuhu Wanzhi Local Financial Regulatory Bureau (the “Wuhu Financial Bureau”), a local financial supervision government bureau. Pursuant to this agreement, the Wuhu Financial Bureau will provide Anhui Xinxu with the loan in the amount of RMB 4,000,000 for its expenses related to the listing on Nasdaq only, with loan period from June 11, 2021 to June 10, 2023.

Provided that Anhui Xinxu is successfully listed on Nasdaq during the two-year loan period, the loan will be automatically converted as listing bonus to Anhui Xinxu without charging any interest; however, should Anhui Xinu fail to successfully list on Nasdaq or gives up the listing on Nasdaq as planned, Anhui Xinxu should repay the full loan amount plus interest as calculated by the then current interest rate of People’s Bank of China from the date of the loan starting in lump sum to Wuhu Financial Bureau upon the expiration of the loan term. Anhui Xinxu shall use its own assets, including equipment and real property, to provide counter-guarantee to Wuhu County Small and Medium Enterprise Financing Guarantee Limited, which will provide the full amount guarantee to Wuhu Financial Bureau for the loan repayment.

In the event Anhui Xinxu fails to repay the full loan amount plus interests within one month of the expiration of the loan period, the interests will be calculated by 50% higher than the then current interest rate of People’s Bank of China from the date of late repayment.

Seasonality

Seasonality does not materially affect our business or the results of our operations.

Intellectual Property

Our business is dependent on a combination of trademarks, patents, domain names, trade names, trade secrets and other proprietary rights in order to protect our intellectual property rights.

As of the date of this prospectus, we have four registered trademarks, on class 6 and on classes 6, 9, 11, respectively, in China, which will expire at various dates upon the expiration of their respective terms ranging from September 2025 to March 2027.

We also own 29 registered patent in China, including six invention patents and 23 utility model patents, relating to our fabricating and processing procedures, including but not limited to, cooling and cleaning device, synchronous cutting device, traction device of continuous casting machine, continuous casting crystallizer, harmful waste gas recovery device. Those patents were applied for between 2016 and 2019, with patent right protection of 20 years for invention patents and ten years for utility model patents.

We also received a certificate for one domain name at www.ahxinxu.com on March 27, 2015, with an expiration date of March 27, 2023 in China.

We enter into agreements with our employees and consultants who may have access to our proprietary information upon the commencement of an employment or consulting relationship. These agreements generally provide that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment or consulting relationship and all confidential information developed or made known to the individual during the term of the relationship are our exclusive property.

Insurance

We currently maintain safety production liability insurance and employer’s liability insurance for certain of our employees. We provide social security insurance including pension, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance and housing fund plans through a PRC government-mandated benefit contribution plan for most of our employees except for those who already purchased social security insurance in their local registered residences and voluntarily choose not to be enrolled into our insurance system. We do not carry any key-man life insurance, product liability and professional liability insurance. Even if we purchase these kinds of insurance, the insurance may not fully protect us from the financial impact of defending against product liability or professional liability claims. We have not purchased any property insurance or business interruption insurance. We have determined that the costs of insuring for related risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical. We consider our insurance coverage to be sufficient for our business operations in China.

Properties

Our executive principal offices are currently located in Wuhu City, China.

Land Use Right

We have the land use right for two pieces of land in Wuhu City, China for the construction of our manufacturing facilities, R&D center and offices, with the detail information in the table below:

Land User	Land Use Type/Use Expiration Date	Description/Use	Location	Lot Area (Square Meters)
Anhui Xinxu	Assignment/ October 8, 2068	Industrial land	Southerly of Kechuang First Road, northerly of Anhui Taida Plastic Technology Co., Ltd., Westerly of Anhui Xingchen Optics New Materials Co., Ltd., Wuhu, China (“Land Parcel 1”)	16,952.10
Anhui Xinxu	Assignment/January 14, 2070	Industrial land	Southerly of Kechuang First Road, Westerly of Anhui Xinchen Optics Materials Co., Ltd., Anhui Xinwu Economic Development Zone, Wanzhi Town, Wuhu County, China (“Land Parcel 2”)	2,557.30

As of the date of this prospectus, we have one workshop covering approximately 1,700 square meters on Land Parcel 2 (“Workshop 2”) without obtaining a real property ownership certificate, which is temporarily used for storage of equipment and inventories. We are currently under the process of preparing for fire protection application for Workshop 2 and expect to submit the application in April 2022.

Real Properties We Own

The following table sets forth certain information relating to the real property we own as of March 31, 2022.

Location	Size (Square Meters)	Primary Use
Building 3, 2188 Nanci First Road, Anhui Xinwu Economic Development Zone, Wanzhi Town, Wuhu County, Anhui Province, China	3,377.96	Office
Workshop 1, Building 1, 2188 Nanci First Road, Anhui Xinwu Economic Development Zone, Wanzhi Town, Wuhu County, Anhui Province, China	3,163.56	Manufacturing facility
Workshop 3, Building 2, 2188 Nanci First Road, Anhui Xinwu Economic Development Zone, Wanzhi Town, Wuhu County, Anhui Province, China	4,400.76	Manufacturing facility

We believe our above offices and facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

Employees

As of June 30, 2021, 2020 and 2019, we had 67, 62 and 72 full-time employees, respectively. We do not have any sourced workers since our inception throughout the date of this prospectus. The following table provides a breakdown of our employees by function as of March 31, 2022.

Functions	Number	Percentage
Management	4	3.8%
Sales and Marketing Department	5	4.8%
R&D Department	8	7.6%
Other Staff	88	83.8%
Total	105	100%

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by regulations in China, we participate in various employee social security plans that are organized by local governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. As of the date of this prospectus, we provide social security insurance including pension, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance and housing fund plans through a PRC government-mandated benefit contribution plan for most of our employees except for those who already purchased social security insurance in their local registered residences and voluntarily choose not to be enrolled into our insurance system.

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe that we maintain a good working relationship with our employees.

Legal Proceedings

We know of no material, active, pending or threatened proceeding against us, nor are we involved as a plaintiff or defendant in any material proceeding or pending litigation.

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

REGULATION

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations Relating to Product Liability

Manufacturers and vendors of defective products in the PRC may incur liability for losses and injuries caused by such products. The Civil Code of the People’s Republic of China was passed in May 2020 and has be implemented on January 1, 2021.According to The Civil Code of the People’s Republic of China, manufacturers or retailers of defective products that cause property damage or physical injury to any person will be subject to civil liability.

In 1993, the Product Quality Law of the PRC (as amended in 2000, 2009 and 2018) and the Law of the PRC on the Protection of the Rights and Interests of Consumers (as amended in 2009 and 2013), were enacted to protect the legitimate rights and interests of end-users and consumers and to strengthen the supervision and control of the quality of products. If our products are defective and cause any personal injuries or damage to assets, our customers have the right to claim compensation from us.

Regulations Relating to Anti-Monopoly

The Anti-Monopoly Law, as last amended by the Standing Committee of the National People’s Congress in 2007, prohibits monopolistic conduct such as entering into monopoly agreements, abuse of dominant market position and concentration of undertakings that have the effect of eliminating or restricting competition.

Pursuant to the Anti-Monopoly Law, competing business operators may not enter into monopoly agreements that eliminate or restrict competition, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities, or fixing the price of commodities for resale to third parties, among other actions, unless the agreement will satisfy the exemptions under the Anti-Monopoly Law, such as improving technologies, increasing the efficiency and competitiveness of small and medium-sized undertakings, or safeguarding legitimate interests in cross-border trade and economic cooperation with foreign counterparts. Sanctions for violations include an order to cease the relevant activities, and confiscation of illegal gains and fines (from 1% to 10% of sales revenues from the previous year, or RMB500,000 if the intended monopoly agreement has not been performed). On June 26, 2019, the SMAR further issued the Interim Provisions on the Prohibitions of Monopoly Agreements which took effect on September 1, 2019 and supersedes certain anti-monopoly rules and regulations.

In addition, as required by the Anti-Monopoly Law, a business operator with a dominant market position may not abuse its dominant market position to conduct acts, such as selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, and refusing to trade with a trading party without any justifiable cause. Sanctions for violation of the prohibition on the abuse of dominant market position include an order to cease the relevant activities, confiscation of the illegal gains and fines (from 1% to 10% of sales revenues from the previous year). On June 26, 2019, the SMAR issued the Interim Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, which took effect on September 1, 2019, to further prevent and prohibit the abuse of dominant market positions.

Furthermore, where a concentration of undertakings reaches the declaration threshold stipulated by the State Council, a declaration must be approved by the anti-monopoly authority before the parties implement the concentration. Concentration refers to (i) a merger of undertakings; (ii) acquiring control over other undertakings by acquiring equities or assets; or (iii) acquisition of control over, or the possibility of exercising decisive influence on, an undertaking by contract or by any other means. If business operators fail to comply with the mandatory declaration requirement, the anti-monopoly authority is empowered to terminate and/or unwind the transaction, dispose of relevant assets and shares or businesses within certain periods, and impose fines of up to RMB500,000.

On February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, aiming to provide guidelines for supervising and prohibiting monopolistic conduct in connection with the internet platform business operations and further elaborate on the factors for recognizing such monopolistic conduct in the internet platform industry. Pursuant to these guidelines, the methods of an internet platform collecting or using the privacy information of internet users may also be one of the factors to be considered for analyzing and recognizing monopolistic conducts in the internet platform industry. For example, whether the relevant business operator compulsorily collects unnecessary user information may be considered to analyze whether there is a bundled sale or additional unreasonable trading condition, which is one of the behaviors constituting abuse of dominant market position. In addition, factors including, among others, providing differentiated transaction prices or other transaction conditions for consumers with different payment ability based on consumption preferences and usage habits analyzed using big data and algorithms is also one of the behaviors constituting abuse of dominant market position. Furthermore, whether the relevant business operators are required to “choose one” among the internet platform and its competitive platforms may be considered to analyze whether such internet platform operator with dominant market position abuses its dominant market position and excludes or restricts market competition. However, as these guidelines were only issued recently, there are still substantial uncertainties as to their interpretation and implementation in practice.

Regulations Relating to Anti-Unfair Competition

According to the Anti-Unfair Competition Law promulgated by the Standing Committee of the National People’s Congress on September 2, 1993 and most recently amended on April 23, 2019, operators are prohibited from engaging in unfair competition activities including market confusion, commercial bribery, misleading false publicity, infringement on trade secrets, price dumping, illegitimate premium sales, etc. Any operator in violation of the Anti-Unfair Competition Law may be ordered to cease illegal activities, eliminate the adverse effect thereof or compensate for the damages caused to any other party. The competent authorities may also confiscate any illegal gains or impose fines on these operators.

Regulations Relating to Foreign Investment

The establishment, operation and management of companies in China are mainly governed by the PRC Company Law, as most recently amended in 2018, which applies to both PRC domestic companies and foreign-invested companies. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the PRC Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020 and replaced three major previous laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s access to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of industries for which foreign investments are encouraged according to the needs for national economic and social development, to list the specific industries, fields and regions in which foreign investors are encouraged and guided to invest. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Administrative Measures (Negative List) for Foreign Investment Access (Edition

2020), or the 2020 Negative List, which was promulgated by the National Development and Reform Commission and the MOFCOM and took effect on July 23, 2020, and the Encouraged Industry Catalogue for Foreign Investment (2019 version), or the 2019 Encouraged Industry Catalogue, which was promulgated by the National Development and Reform Commission and the Ministry of Commerce, or the MOFCOM and took effect on July 30, 2019. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.

According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by the SAMR or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps and deadlines, etc. However, the relevant competent government departments shall not grant the license or permit enterprise registration if the foreign investor intends to invest in the industries or fields as specified in the negative list without satisfying the relevant requirements. In the event that a foreign investor invests in a prohibited field or industry as specified in the negative list, the relevant competent government department shall order the foreign investor to stop the investment activities, dispose of the shares or assets or take other necessary measures within a specified time limit, and restore to the status prior to the occurrence of the aforesaid investment, and the illegal gains, if any, shall be confiscated. If the investment activities of a foreign investor violate the special administration measures for access restrictions on foreign investments as stipulated in the negative list, the relevant competent government department shall order the investor to make corrections within the specified time limit and take necessary measures to meet the relevant requirements. If the foreign investor fails to make corrections within the specified time limit, the aforesaid provisions regarding the circumstance that a foreign investor invests in the prohibited field or industry shall apply.

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the MOFCOM and the SAMR, which took effect on January 1, 2020, a foreign investment information reporting system shall be established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner. In addition, the MOFCOM shall set up a foreign investment information reporting system to receive and handle the investment information and inter-departmentally shared information forwarded by the administration for market regulation in a timely manner. The foreign investors or foreign-invested enterprises shall report the investment information by submitting reports including initial reports, change reports, deregistration reports and annual reports.

Furthermore, the Foreign Investment Law provides that foreign-invested enterprises established according to the previous laws regulating foreign investment prior to the implementation of the Foreign Investment Law may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law. The Implementing Rules further clarify that such foreign-invested enterprises established prior to the implementation of the Foreign Investment Law may either adjust their organizational forms or organizational structures pursuant to the Company Law or the Partnership Law, or maintain their current structure and corporate governance within five years upon the implementation of the Foreign Investment Law. Since January 1, 2025, if a foreign-invested enterprise fails to adjust its organizational form or organizational structure in accordance with the laws and go through the applicable registrations for changes, the relevant administration for market regulation shall not handle other registrations for such foreign-invested enterprise and shall publicize the relevant circumstances. However, after the organizational forms or organizational structures of a foreign-invested enterprise have been adjusted, the original parties to the Sino-foreign equity or cooperative joint ventures may continue to process such matters as the equity interest transfer, the distribution of income or surplus assets as agreed by the parties in the relevant contracts.

In addition, the Foreign Investment Law and the Implementing Rules also specify other protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited, etc.

Measures for the Safety Examination of Foreign Investment

The measures for the safety examination of foreign investment, which were approved by the 13th Executive Committee of the National Development and Reform Commission on November 27, 2020, and approved by the State Council, came into force as of January 18, 2021.The term “Foreign investment” as mentioned in these measures refers to investment activities carried out directly or indirectly by foreign investors within the territory of the People’s Republic of China (hereinafter referred to as “The territory”) , including the following situations:(1) the foreign investor alone or jointly with other investors, invests in a new project or establishes an enterprise in China; (2) The foreign investor acquires the equity or assets of the domestic enterprise through mergers and acquisitions; (3) the foreign investor invests in China by other means.

For foreign investment in the following areas, the foreign investor or the relevant domestic parties (hereinafter referred to as the parties) shall, on their own initiative, make a declaration to the office of the working mechanism, which was formed under the National Development and Reform Commission, prior to the implementation of the investment: (I) to invest in areas related to national defense and security, such as military industry and military industrial facilities, as well as in the surrounding areas of military facilities and military industrial facilities; (II) investment in important agricultural products, important energy and resources, manufacture of major equipment, important infrastructure, important transportation services, important cultural products and services, important information technology and internet products and services, important financial services, key technologies and other important areas of national security, and obtain the actual control of the invested enterprise.

The term “Acquisition of effective control of the invested enterprise” as mentioned in paragraph 2 of the preceding paragraph includes the following situations: Foreign investors hold more than 50% of the equity in the enterprise; Foreign investors hold less than 50% of the equity of the enterprise, but the voting rights they enjoy can have a significant impact on the resolutions of the board of directors, the shareholders’ meeting or the shareholders’ general meeting; other circumstances that result in the foreign investor being able to exert a significant influence on the business decision-making, personnel, finance, technology, etc. of the enterprise.

Anhui Heri, our wholly foreign-owned subsidiary, as a foreign invested entity, and HK Xinxu, as a foreign investor, are in full compliance with Measures for the Safety Examination of Foreign Investment.

Regulations Relating to Wholly Foreign-owned Enterprises

The Company Law of the People’s Republic of China provides that companies established in the PRC may take the form of company of limited liability or company limited by shares. Each company has the status of a legal person and owns its assets itself. Assets of a company may be used in full for the company’s liability. The Company Law applies to foreign-invested companies unless relevant laws provide otherwise.

Under the Wholly Foreign-Owned Enterprise Law of the PRC promulgated in 1986 and last amended in 2016 and the Detailed Implementing Rules for the Wholly Foreign-Owned Enterprise Law of the PRC which was promulgated in 1990 and was last amended on February 19, 2014, an application for establishing a wholly foreign-owned enterprise shall be subject to examination and approval by the MOFTEC, currently known as the MOFCOM, before the approval certificate is issued. Within 90 days of the date of receipt of an application, the examination and approval authority shall decide whether or not to grant the approval. After application for the establishment of a wholly foreign-owned enterprise is approved by the Examination and Approval Authority, the foreign investors shall, within 30 days of the date of receipt of the approval certificate, submit registration to, and collect the business license from the administrative authority for industry and commerce.

On September 3, 2016, the Decision of the Standing Committee of the National People’s Congress on Revising Four Laws including the Law of the People’s Republic of China on Wholly Foreign-owned Enterprises (the “Decision on Revision of Four Laws”) was promulgated and became effective on October 1, 2016. The Interim Measures for the Administration of Establishment and Change Filings of Foreign-invested Enterprises (the “Filings Measures”) was last amended on June 30, 2018. The Decision on Revision of Four Laws and the Filings Measures revised relevant administrative approval provisions of the Law of the People’s Republic of China on Wholly Foreign-owned Enterprises, the Law of the People’s Republic of China on Sino-foreign Equity Joint Ventures, the Law of the People’s Republic of China on Sino-foreign Cooperative Joint Ventures and the Law of the People’s Republic of China on the Protection of the Investments of Taiwan Compatriots and relevant formality regime for the incorporation and change of foreign-invested enterprises, whereby if the incorporation or change of foreign-invested enterprises and enterprises funded by Taiwan compatriots does not involve special access administrative measures prescribed by the PRC government, the examination and approval process is now being replaced by the recording-filing administration process.

The 2019 Law of Foreign Investment was adopted by the second meeting of the 13th National People’s Congress on March 15, 2019, which will be effective on January 1, 2020. It will replace the trio of existing laws regulating foreign investment in China, including, among others, the abovementioned Law of the People’s Republic of China on Wholly Foreign-owned Enterprises. The 2019 Law of Foreign Investment stipulates that the PRC implements a system of pre-establishment national treatment plus negative list for the administration of foreign investment. Foreign investors are not allowed to invest in fields or sectors prohibited in the market access negative list for foreign investment. Foreign investors that intend to invest in the fields subject to access restrictions stipulated in market access negative list for foreign investment shall satisfy the conditions stipulated in such negative list. The PRC policies supporting enterprise development are equally applicable to foreign-invested enterprises. The PRC does not impose expropriation on foreign investment. Under special circumstances, if it requires imposing expropriation on foreign investment due to the need of public interest, expropriation shall be imposed according to legal procedures, and the foreign-invested enterprises concerned shall receive fair and reasonable compensation. Foreign-invested enterprises can raise funds through public issuance of stocks, corporate bonds and other securities in accordance with the law.

Overall, the 2019 Law of Foreign Investment establishes the clear principle of applying national treatment to FIEs except those engaged in industries on the 2019 Negative List. In the opinion of our PRC Counsel, our current and planned business in the copper processing and fabrication industry are not on the 2019 Negative List.

Regulations Relating to Dividend Distributions

The principal laws, rule and regulations governing dividends distribution by companies in the PRC are the PRC Company Law, which applies to both PRC domestic companies and foreign-invested companies, and the Foreign Investment Law and its implementing rules, which apply to foreign-invested companies. Under these laws, regulations and rules, both domestic companies and foreign-invested companies in the PRC are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Relating to Private Lending

The transfer of funds among companies are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases, or the Provisions on Private Lending Cases, which was issued by the Supreme People’s Court of the People’s Republic of China on August 25, 2015 and amended on August 19, 2020 and December 29, 2020, respectively, to regulate the private lending activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases do not apply to the disputes arising from relevant financial services such as loan disbursement by financial institutions and their branches established upon approval by the financial regulatory authorities to engage in lending business.

The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is violations of public orders or good morals; or (vi) the lending is in violations of mandatory provisions of laws or administrative regulations.

In addition, the Provisions on Private Lending Cases set forth that the People’s Court shall support the interest rates not exceeding four times of the market interest rate quoted for one-year loan at the time the private lending contracts were entered into.

Regulations Relating to Land Use Right and Construction

Pursuant to the PRC Land Administration Law promulgated in June 1986 with the latest amendment in August 2019 and the PRC Property Law, any entity that needs land for the purposes of construction must obtain land use right and must register with local counterparts of Land and Resources Ministry. Land use right is established at the time of registration.

According to the Measures for Control and Administration of Grant and Assignment of Right to Use Urban State-owned Land promulgated by the Ministry of Housing and Urban-Rural Development in December 1992, and the PRC Law on Urban and Rural Planning promulgated by the National People’s Congress in October 2007 and became effective in January 2008 with the latest amendment in April 2019, the Measures for Administration of Granting Permission for Commencement of Construction Works promulgated by the Ministry of Housing and Urban-Rural Development in June 2014 with the latest amendment in September 2018, the Administrative Measures for Archival Filing on Inspection Upon Completion of Buildings and Municipal Infrastructure promulgated by the Ministry of Housing and Urban-Rural Development in April 2000 with the latest amendment in October 2009, the Provisions on Inspection Upon Completion of Buildings and Municipal Infrastructure promulgated by the Ministry of Housing and Urban-Rural Development, and the Regulations on the Quality Management of Construction Engineering promulgated by the State Council latest amended in April 2019, after obtaining land use right, the owner of land use right must obtain construction land planning permit, construction works planning permit from the relevant municipal planning authority, and a construction permit from relevant construction authority in order to commence construction. After a building is completed, an examination of completion by the relevant governmental authorities and experts must be organized.

Regulations Relating to Environmental Protection

Pursuant to the PRC Law on Environment Impact Assessment promulgated in 2002 and most recently amended in 2018, and the Administrative Regulations on the Environmental Protection of Construction Projects promulgated in 1998 with the latest amendment in July 2017, each construction project is required to undergo an environmental impact assessment, and an environmental impact assessment report must be submitted to the relevant governmental authorities for approval before the commencement of construction. In the event that there is a material change in respect of the construction site, scale, nature, the production techniques employed or the measures adopted for preventing pollution and preventing ecological damage of a given project, a new environmental impact assessment report must be submitted for approval. Moreover, after the completion of a construction project, the constructing entity is required to obtain a completion acceptance on environmental protection for the project. Failure to comply with the above-mentioned regulations may subject an enterprise to fines, suspension of the construction and other administrative liabilities and even criminal liabilities under severe circumstances.

Regulations Relating to Fire Prevention

The Fire Prevention Law of the PRC, or the Fire Prevention Law, was adopted on April 29, 1998 and amended on October 28, 2008 and April 23, 2019. According to the Fire Prevention Law and other relevant laws and regulations of the PRC, the Ministry of Public Security and its local counterparts at or above county level shall monitor and administer the fire prevention affairs. The fire prevention departments of such public securities are responsible for implementation. The Fire Prevention Law provides that the fire prevention design or construction of a construction project must conform to the national fire prevention technical standards (as the case may be). According to Provisions on the Supervision and Administration of Fire Protection of Construction Projects, or the Fire Protection Supervision Provisions, issued on April 30, 2009 and amended on July 17, 2012, for those construction projects with more than 500 square meters, the construction entity shall apply to the fire prevention department of a public security authority for fire protection design approval.

For the construction projects other than the conditions foregoing, the construction entity shall, within seven days of obtaining the construction permit of the project, submit the fire protection filing for fire protection design through the website of the fire prevention department of the public security authority at the provincial level or at the service office of the fire prevention department of the public security authority. For a construction project whose investment is less than RMB300,000 or whose construction area is less than 300 square meters, the fire protection design approval or filing is not required.

Regulations Relating to Intellectual Property

China has adopted comprehensive legislation governing intellectual property rights, including copyrights, trademarks, patents and domain names. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the World Trade Organization in December 2001.

Copyright

On September 7, 1990, the SCNPC promulgated the Copyright Law of the People’s Republic of China, or the Copyright Law, effective on June 1, 1991 and amended on October 27, 2001 and February 26, 2010, respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Center of China.

Under the Regulations on the Protection of the Right to Network Dissemination of Information that took effect on July 1, 2006 and was amended on January 30, 2013, it is further provided that an Internet information service provider may be held liable under various situations, including that if it knows or should reasonably have known a copyright infringement through the Internet and the service provider fails to take measures to remove or block or disconnect links to the relevant content, or, although not aware of the infringement, the Internet information service provider fails to take such measures upon receipt of the copyright holder’s notice of such infringement.

In order to further implement the Regulations on Computer Software Protection, promulgated by the State Council on December 20, 2001 and amended on January 8, 2011 and January 30, 2013, respectively, the National Copyright Administration issued the Measures for the Registration of Computer Software Copyright on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

Trademark

According to the Trademark Law of the People’s Republic of China promulgated by the SCNPC on August 23, 1982, and amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019, respectively, the Trademark Office of the SAIC is responsible for the registration and administration of trademarks in China. The SAIC under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. On April 29, 2014, the State Council issued the revised the Implementing Regulations of the Trademark Law of the People’s Republic of China, which specified the requirements of applying for trademark registration and renewal.

Patent

According to the Patent Law of the People’s Republic of China, or the Patent Law, promulgated by the SCNPC on March 12, 1984 and amended on September 4, 1992, August 25, 2000 and December 27, 2008, respectively, and the Implementation Rules of the Patent Law of the People’s Republic of China, or the Implementation Rules of the Patent Law, promulgated by the State Council on June 15, 2001 and revised on December 28, 2002 and January 9, 2010, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide and the patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas. The Patent Law and Implementation Rules of the Patent Law provide for three types of patents, namely “inventions”, “utility models” and “designs”. Invention patents are valid for twenty years, while utility model patents and design patents are valid for ten years, from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness and practical applicability to be patentable. Third Parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

Domain Names

On May 28, 2012, the China Internet Network Information Center, or the CNNIC, issued the Implementing Rules for Domain Name Registration which took effect on May 29, 2012 setting forth the detailed rules for registration of domain names. On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names, or the Domain Name Measures, which became effective on November 1, 2017. The Domain Name Measures regulate the registration of domain names, such as the China’s national top-level domain name “.CN”. The CNNIC issued the Measures of the China Internet Network Information Center for the Resolution of Country Code Top-Level Domain Name Disputes on September 9, 2014, which took effect on November 21, 2014, pursuant to which domain name disputes shall be accepted and resolved by the dispute resolution service providers as accredited by the CNNIC.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Administrative Regulations on Foreign Exchange of the People’s Republic of China, or the Foreign Exchange Administrative Regulation, which was promulgated by the State Council on January 29, 1996, which became effective on April 1, 1996 and was subsequently amended on January 14, 1997 and August 5, 2008 and the Administrative Regulations on Foreign Exchange Settlement, Sales and Payment which was promulgated by the People’s Bank of China, or the PBOC, on June 20, 1996 and became effective on July 1, 1996. Under these regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from State Foreign Exchange Administration of the People’s Republic of China, or the SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items such as the repayment of foreign currency-denominated loans, direct investment overseas and investments in securities or derivative products outside of the PRC. FIEs are permitted to convert their after-tax dividends into foreign exchange and to remit such foreign exchange out of their foreign exchange bank accounts in the PRC.

On March 30, 2015, SAFE promulgated the Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or the SAFE Circular 19, which took effect on June 1, 2015. According to SAFE Circular 19, the foreign currency capital contribution to an FIE in its capital account may be converted into RMB on a discretional basis.

On June 9, 2016, the SAFE promulgated the Circular on Reforming and Regulating Policies on the Management of the Settlement of Foreign Exchange of Capital Accounts, or the SAFE Circular 16. The SAFE Circular 16 unifies the discretional foreign exchange settlement for all the domestic institutions. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account which has been confirmed by the relevant policies subject to the discretional foreign exchange settlement (including foreign exchange capital, foreign loans and funds remitted from the proceeds from the overseas listing) can be settled at the banks based on the actual operational needs of the domestic institutions. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital is temporarily determined as 100%. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties in accordance with the Foreign Exchange Administrative Regulation and relevant provisions.

Furthermore, SAFE Circular 16 stipulates that the use of foreign exchange incomes of capital accounts by FIEs shall follow the principles of authenticity and self-use within the business scope of the enterprises. The foreign exchange incomes of capital accounts and capital in RMB obtained by the FIE from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or financial schemes other than bank guaranteed products unless otherwise provided by relevant laws and regulations; (iii) used for granting loans to non-affiliated enterprises, unless otherwise permitted by its business scope; and (iv) used for the construction or purchase of real estate that is not for self-use (except for the real estate enterprises).

Regulations Relating to Offshore Special Purpose Companies Held by PRC Residents

SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents on May 10, 2013, which became effective on May 13, 2013 and which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

SAFE promulgated Notice on Issues Relating to Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, on July 4, 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and term of operation), capital increase or capital reduction, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purposes Vehicles.

SAFE further enacted the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, or the SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfil the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.

On January 26, 2017, SAFE issued the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or the SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations Relating to Customer Rights Protection

The PRC Customer Rights and Interests Protection Law, or Customer Protection Law, as amended on October 25, 2013 and effective on March 15, 2014, sets out the obligations of business operators and the rights and interests of the customers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide customers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Customer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, exchange of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties if business operators commit crimes by infringing the legitimate rights and interests of customers.

Regulations Relating to Taxation

Income Tax

According to the Enterprise Income Tax Law of the People’s Republic of China, or the EIT Law, which was promulgated on March 16, 2007, became effective as from January 1, 2008 and amended on February 24, 2017 and December 29, 2018, an enterprise established outside the PRC with de facto management bodies within the PRC is considered as a resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Implementing Rules of the Enterprise Income Law of the People’s Republic of China, or the Implementing Rules of the EIT Law, defines a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Non-PRC resident enterprises without any branches in the PRC pay an enterprise income tax in connection with their income originating from the PRC at the tax rate of 10%.

On February 3, 2015, the PRC State Administration of Taxation, or the SAT, issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or the SAT Circular 7. The SAT Circular 7 repeals certain provisions in the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Income from Equity Transfer by Non-Resident Enterprises, or the SAT Circular 698, issued by SAT on December 10, 2009 and the Announcement on Several Issues Relating to the Administration of Income Tax on Non-resident Enterprises issued by SAT on March 28, 2011 and clarifies certain provisions in the SAT Circular 698. The SAT Circular 7 provides comprehensive guidelines relating to, and heightening the Chinese tax authorities’ scrutiny on, indirect transfers by a non-resident enterprise of assets (including assets of organizations and premises in PRC, immovable property in the PRC, equity investments in PRC resident enterprises), or the PRC Taxable Assets. For instance, when a non-resident enterprise transfers equity interests in an overseas holding company that directly or indirectly holds certain PRC Taxable Assets and if the transfer is believed by the Chinese tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, the SAT Circular 7 allows the Chinese tax authorities to reclassify the indirect transfer of PRC Taxable Assets into a direct transfer and therefore impose a 10% rate of PRC enterprise income tax on the non-resident enterprise. The SAT Circular 7 lists several factors to be taken into consideration by tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, regardless of these factors, the overall arrangements in relation to an indirect transfer satisfying all the following criteria will be deemed to lack a reasonable commercial purpose: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Assets; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or during the one year period before the indirect transfer, 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries and branches that directly or indirectly hold the PRC Taxable Assets are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Assets is lower than the potential PRC tax on the direct transfer of those assets. On the other hand, indirect transfers falling into the scope of the safe harbors under the SAT Circular 7 will not be subject to PRC tax under the SAT Circular 7. The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties or arrangements.

On October 17, 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, which took effect on December 1, 2017. According to the SAT Circular 37, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount for equity transfer income. Equity transfer income shall mean the consideration collected by the equity transferor from the equity transfer, including various income in monetary form and non-monetary form. Equity net value shall mean the tax computation basis for obtaining the said equity. The tax computation basis for equity shall be: (i) the capital contribution costs actually paid by the equity transferor to a Chinese resident enterprise at the time of investment and equity participation, or (ii) the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of the said equity. Where there is reduction or appreciation of value during the equity holding period, and the gains or losses may be confirmed pursuant to the rules of the finance and tax authorities of the State Council, the equity net value shall be adjusted accordingly. When an enterprise computes equity transfer income, it shall not deduct the amount in the shareholders’ retained earnings such as undistributed profits etc. of the investee enterprise, which may be distributed in accordance with the said equity. In the event of partial transfer of equity under multiple investments or acquisitions, the enterprise shall determine the costs corresponding to the transferred equity in accordance with the transfer ratio, out of all costs of the equity.

Under the SAT Circular 7 and the Law of the People’s Republic of China on the Administration of Tax Collection promulgated by the SCNPC on September 4, 1992 and newly amended on April 24, 2015, in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor shall act as withholding agents. If they fail to make withholding or withhold the full amount of tax payable, the transferor of equity shall declare and pay tax to the relevant tax authorities within seven days from the occurrence of tax payment obligation. Where the withholding agent does not make the withholding, and the transferor of the equity does not pay the tax payable amount, the tax authority may impose late payment interest on the transferor. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of ranging from 50% to 300% of the unpaid tax on them. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with the SAT Circular 7.

Withholding Tax on Dividend Distribution

The EIT Law prescribes a standard withholding tax rate of 20% on dividends and other China-sourced income of non-PRC resident enterprises which have no establishment or place of business in the PRC, or if established, the relevant dividends or other China-sourced income are in fact not associated with such establishment or place of business in the PRC. However, the Implementing Rules of the EIT Law which reduced the rate from 20% to 10%, became effective from January 1, 2008. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, for example, pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends that the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the tax authority in charge.

Based on the Notice on Relevant Issues Relating to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, at their discretion, that a company benefits from such reduced income tax rate due to a structure or an arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement of the State Administration of Taxation on Issues Concerning “Beneficial Owners” in Tax Treaties, which was promulgated on February 3, 2018 and came into effect on April 1, 2018. If the company’s activities do not constitute substantive business activities, it will be analyzed according to the actual situation of the specific case, which may not be conducive to the determination of its “beneficiary owner” capacity, and thus may not enjoy the concessions under the Double Tax Avoidance Arrangement.

Value-Added Tax

Pursuant to the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the State Council on December 13, 1993 and amended on November 10, 2008, February 6, 2016 and November 19, 2017, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the MOF on December 25, 1993 and amended on December 15, 2008 and October 28, 2011, entities or individuals engaging in sale of goods, provision of processing services, repairs and replacement services or import of goods within the territory of the PRC shall pay value-added tax, or the VAT. Unless provided otherwise, the rate of VAT is 17% on sales and 6% on the services. On April 4, 2018, MOF and SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or the Circular 32, according to which (i) for VAT taxable sales acts or import of goods originally subject to VAT rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to tax rate of 11%, such tax rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the tax rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.

Since January 1, 2012, the MOF and the SAT have implemented the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nation-wide application in 2013. According to the Implementation Rules for the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax released by the MOF and the SAT on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. The Notice on Comprehensively Promoting the Pilot Plan of

the Conversion of Business Tax to Value-Added Tax, which was promulgated on March 23, 2016, became effective on May 1, 2016 and amended on July 11, 2017, sets out that VAT in lieu of business tax be collected in all regions and industries.

On March 20, 2019, MOF, SAT and GAC jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which became effective on April 1, 2019 and provides that (i) with respect to VAT taxable sales acts or import of goods originally subject to VAT rates of 16% and 10% respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) with respect to purchase of agricultural products originally subject to tax rate of 10%, such tax rate shall be adjusted to 9%; (iii) with respect to purchase of agricultural products for the purpose of production or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the tax rate of 10%; (iv) with respect to export of goods and services originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) with respect to export of goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%.

Regulations Relating to Employment

The Labor Contract Law of the People’s Republic of China, or the Labor Contract Law, and its implementation rules provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and relevant management in charge or other directly responsible personnel may be fined from RMB 1,000 to RMB10,000 for the non-compliance. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; if the enterprise fails to rectify the non-compliance with the stipulated deadline, it be may be subject to a fine ranging from RMB10,000 or RMB 50,000and an application may be made to a local court for compulsory enforcement. As of the date of this prospectus, our PRC subsidiaries have provided social security insurance including pension, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance and housing fund plans through a PRC government-mandated benefit contribution plan for most of our employees except for those who already purchased social security insurance in their local registered residences and voluntarily choose not to be enrolled into our insurance system, and have made adequate contributions to employee benefit plans, as required by applicable PRC laws and regulations.

On December 28, 2012, the Labor Contract Law was amended to impose more stringent requirements on labor dispatch which became effective on July 1, 2013. Pursuant to the amended Labor Contract Law, the dispatched contract workers shall be entitled to equal pay for equal work as a fulltime employee of an employer, and they shall only be engaged to perform temporary, ancillary or substitute works, and an employer shall strictly control the number of dispatched contract workers so that they do not exceed certain percentage of total number of employees. “Temporary work” means a position with a term of less than six months; “auxiliary work” means a non-core business position that provides services for the core business of the employer; and “substitute worker” means a position that can be temporarily replaced with a dispatched contract worker for the period that a regular employee is away from work for vacation, study or for other reasons. According to the Labor Dispatch Provisions, promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, dispatched workers are entitled to equal pay with full-time employees for equal work. Employers are allowed to use dispatched workers for temporary, auxiliary or substitutive positions, and the number of dispatched workers may not exceed 10% of the total number of employees. Any labor dispatching entity or employer in violation of the Labor Dispatch Provisions shall be ordered by the labor administrative authorities to rectify the incompliance within a prescribed time limit; and if such entity or employer fails to do so within the prescribed time limit, it may be subject to a fine from RMB5,000 to RMB10,000 for each incompliance dispatched worker, and the labor dispatching entity is subject to revocation of its license for engaging in the labor dispatch business. Where the employer causes any damage to the dispatched worker, the labor dispatch entity and the employer shall assume joint and several liabilities.

Pursuant to the Tort Law of the PRC, which was promulgated by the SCNPC on December 26, 2009 and became effective on July 1, 2010, employers shall bear tortious liability for any injury or damage caused to other people by their employees in the course of their work. Parties that use dispatched labor shall bear tortious liability for any injury or damage caused to other people by dispatched personnel during the course of their work during the labor dispatch period; the labor dispatching party shall bear corresponding supplementary liability where it is at fault.

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC.

The M&A Rules, and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

In addition, according to the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council on February 3, 2011 and which became effective 30 days thereafter, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the MOFCOM on August 25, 2011 and which became effective on September 1, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the regulations prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

Regulations Relating to Electronic Signature

The Standing Committee of the National People’s Congress of PRC enacted the Electronic Signature Law (revised in 2019) on April 23,2019. The parties to a contract or other document, document or other document in a civil activity may agree to use or not use an electronic signature or data message. An instrument in which the parties agree to use an electronic signature or data message may not be denied legal effect merely because it is in the form of an electronic signature or data message. The preceding paragraph does not apply to the following instruments:(1) involving personal relations such as marriage, adoption or inheritance; (2) involving the discontinuation of public utility services such as water supply, heat supply and gas supply; (3) other circumstances under which the provisions of laws and administrative regulations do not apply to electronic documents. An electronic signature shall be deemed to be a reliable electronic signature if it simultaneously meets the following conditions: (1) when the data used for the creation of an electronic signature is used in an electronic signature, it shall be exclusive to the electronic signer; (II) at the time of signature, the data relating to the creation of the electronic signature will be controlled only by the electronic signer; (III) any alteration to the electronic signature after signature can be discovered; (IV) any alteration to the content and form of the data message after it has been signed can be discovered. A party may also choose to use an electronic signature that meets the conditions for reliability agreed upon by the party. A reliable electronic signature shall have the same legal effect as a handwritten signature or seal.

As of the date of this prospectus, the electronic signatures used by our PRC subsidiaries comply with the Electronic Signature Law.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive office at 2188 Nanci First Road, Anhui Xinwu Economic Development Zone, Wanzhi Town, Wuhu County, Anhui Province, China.

Name	Age	Position with our Company
Jinchun Cheng	42	Chief Executive Officer, Director and Chairman of the Board of Directors
Haitao Ju	28	Chief Financial Officer

The following is a brief biography of each of our executive officers and directors:

Jinchun Cheng — Chairman of the Board of Directors and Chief Executive Officer

Mr. Cheng has been our director since inception, our Chairman of the board of directors and Chief Executive Officer since [•] 2021, the general manager and chairman of the board of directors of Anhui Xinxu since January 2012. He has over 20 years of experience in business management in the metal industry. From May 2002 to June 2006, he worked as a deputy general manager at Anhui Xinke New Materials Co., Ltd., a [•] company. From July 2006 to January 2012, he served as a general manager at Danyang Xinhong Metal Materials Co., Ltd., a [•] company Mr. Xu received an associate’s degree in Mechanics from Anhui Technical College of Mechanical and Electrical Engineering in 1999.

Haitao Ju — Chief Financial Officer

Mr. Ju has been our Chief Financial Officer since [•] 2021 and the financial manager of Anhui Xinxu since April 2017. Mr. Ju has over four years of experience in accounting and financing. He started his career as an accountant from March 2016 to February 2017 at Wuhu Guangda Insurance Agency Co., Ltd. Starting from April 2017, he has been working as financial manager at Anhui Xinxu until present, where he is mainly responsible for the financial and accounting affairs of the company, assisting in the stipulation of the operation strategies and financial management policies of the company, and organizing, implementing and coordinating the accounting and budget matters of the company. Mr. Ju received a bachelor’s degree in Accounting from Nanjing University in January 2021.

Board of Directors and Committees

Upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part, our board of directors will consist of [•] directors, including [•] executive directors and [•] independent directors. We will also establish an Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. We will adopt a charter for each of the [•] committees. Each of the committees of our board of directors shall have the composition and responsibilities described below.

Audit Committee

[•] will serve as members of our Audit Committee with [•] serving as the chairman of the Audit Committee. Each of our Audit Committee members will satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors have determined that [•] possesses accounting or related financial management experience that qualifies [him/her] as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee will perform several functions, including:

•        evaluating the independence and performance of, and assesses the qualifications of, our independent auditor, and engages such independent auditor;

•        approving the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approves in advance any non-audit service to be provided by the independent auditor;

•        monitoring the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

•        reviewing the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and reviews with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

•        overseeing all aspects of our systems of internal accounting control and corporate governance functions on behalf of the board;

•        reviewing and approving in advance any proposed related-party transactions and report to the full Board on any approved transactions; and

•        providing oversight assistance in connection with legal, ethical and risk management compliance programs established by management and our board of directors, including Sarbanes-Oxley Act implementation, and makes recommendations to our board of directors regarding corporate governance issues and policy decisions.

Compensation Committee

[•] will serve as members of our Compensation Committee with [•] serving as the chairman of the Compensation Committee. All of our Compensation Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Compensation Committee will be responsible for overseeing and making recommendations to our board of our directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Corporate Governance Committee

[•] will serve as members of our Nominating and Corporate Governance Committee, with [•] serving as the chairman of the Nominating and Corporate Governance Committee. All of our Nominating and Corporate Governance Committee members will satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Nominating and Corporate Governance Committee will be responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

Code of Ethics

Effective upon consummation of this offering, we will adopt a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The code of ethics codifies the business and ethical principles that govern all aspects of our business. We will file a copy of our Code of Ethics as an exhibit to the registration statement of which this prospectus is a part. You will be able to review these documents by accessing our public filings at the SEC’s website at www.sec.gov.

Family Relationships

There are no family relationships, or other arrangements or understandings between or among any of the directors, executive officers or other person pursuant to which such person was selected to serve as a director or officer.

Duties of Directors

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

(i)     duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

(ii)    duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

(iii)   directors should not properly fetter the exercise of future discretion;

(iv)   duty to exercise powers fairly as between different sections of shareholders;

(v)    duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

(vi)   duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when our board evaluates a particular business opportunity with respect to the above-listed criteria. We cannot assure you that any of the afore-mentioned conflicts will be resolved in our favor. Furthermore, each of our officers and directors has pre-existing fiduciary obligations to other businesses of which they are officers or directors.

Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital — Comparison of Cayman Islands Corporate Law and U.S. Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Executive Officers

Our directors are appointed by and serve at the discretion of our board of directors and the shareholders voting by ordinary resolution. Each director holds office until a successor has been duly elected and qualified (unless the director was appointed by the board of directors, in which case such director holds office until the next annual meeting of shareholders, at which time such director is eligible for re-election) or until such time as they die, resign or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the director resigns in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or becomes of unsound mind. Our executive officers are appointed by and serve at the discretion of our board of directors.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for an initial term of [•] years and is subject to successive, automatic [•]-year extensions unless either party gives notice of non-extension to the other party at least 30 days prior to the end of the applicable term.

The executive officers are entitled to a fixed salary and to participate in our equity incentive plans, if any and other company benefits, each as determined by the Board from time to time.

We may terminate the executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and his right to all other benefits will terminate, except as required by any applicable law. We may also terminate the executive officer’s employment without cause immediately and without prior written notice upon the removal of the executive officer pursuant to the exercise of any power contained in the memorandum and articles of association of the Company or upon 30 days’ advance written notice. In such case of termination by us, we are required to provide the following severance payments and benefits to the executive officer: a cash payment of three months of base salary as of the date of such termination.

The executive officer may terminate his or her employment at any time with 30 days’ advance written notice if there is any significant change in his or her duties and responsibilities or a material reduction in his or annual salary. In such case, the executive officer will be entitled to receive compensation equivalent to three months of his or her base salary. In addition, if we or our successor terminates the employment agreements upon a merger, consolidation, or transfer or sale of all or substantially all of our assets with or to any other individual(s) or entity, the executive officer shall be entitled to the following severance payments and benefits upon such termination: (1) a lump sum cash payment equal to three months of base salary at a rate equal to the greater of his or her annual salary in effect immediately prior to the termination, or his or her then current annua1 salary as of the date of such termination; (2) a lump sum cash payment equal to a pro-rated amount of target annual bonus for the year immediately preceding the termination; (3) payment of premiums for continued health benefits under our health plans for three months fo1lowing the termination; and (4) immediate vesting of 100% of the then-unvested portion of any outstanding equity awards held by the executive officer. The employment agreements also contain customary restrictive covenants relating to confidentiality, non-competition and non-solicitation, as well as indemnification of the executive officer against certain liabilities and expenses incurred by him or her in connection with claims made by reason of him or her being an officer of our company.

On January 1, 2020, Mr. Jinchun Cheng, our Chief Executive Officer and Chairman of the Board, and Anhui Xinxu entered into an employment agreement, pursuant to which he receives a monthly salary of RMB10,000 ($1,548) plus monthly bonuses as the general manager of Anhui Xinxu. Mr. Cheng’s employment is based in Wuhu County, Anhui Province, for a term of one year from January 1, 2020 to December 31, 2020. Mr. Cheng is entitled to participate in any benefit plans stipulated by both parties or required by the PRC laws. The employment agreement also contains customary covenants related to the suspension, modification and termination of this agreement. On January 1, 2021, this employment agreement was renewed for an additional term of one year, under similar terms.

On January 1, 2020, Mr. Haitao Ju, our Chief Financial Officer, and Anhui Xinxu entered into an employment agreement, pursuant to which he receives a monthly salary of RMB6,500 ($1,006) plus overtime subsidies as financial manager of Anhui Xinxu. Mr. Ju’s employment is based in Wuhu County, Anhui Province, for a term of one year from January 1, 2020 to December 31, 2020. Mr. Cheng is entitled to participate in any benefit plans stipulated by both parties or required by the PRC laws. The employment agreement also contains customary covenants related to the suspension, modification and termination of this agreement. On January 1, 2021, this employment agreement was renewed for an additional term of one year, under similar terms.

Compensation of Directors and Executive Officers

For the fiscal year ended June 30, 2021, we have paid an aggregate of approximately RMB273,347 (US$42,314) to our executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. As of the date of this prospectus, we are in compliance with all relevant laws and regulations regarding such benefits.

For the fiscal year ended June 30, 2021, no members of our board of directors received compensation in their capacity as directors. Historically, we have not paid our directors. We have agreed to pay our director [•] an initial base salary of $[•] per year and our independent director [•] an annual cash compensation of $[•]. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this prospectus by our officers, directors and 5% or greater beneficial owners of ordinary shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

As of the date of this prospectus, we had no ordinary shares outstanding that were held by record holders in the United States. Other than disclosed above, none of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

	Prior to Offering		After Offering
Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Shares(2)	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Shares(3)
5% or Greater Shareholders
Sino Copper Investments Limited(4)	98,000	98%		[•]%
Executive Officers and Directors and
Jinchun Cheng(4)	98,000	98%		[•]%
Haitao Ju		0%		[•]%
All directors and executive officers as a group (two individuals)				[•]%

____________

(1)      Except as otherwise indicated below, the business address of our directors and executive officers is 2188 Nanci First Road, Anhui Xinwu Economic Development Zone, Wanzhi District, Wuhu City, Anhui Province, China.

(2)      Based on [•] ordinary shares issued and outstanding as of the date of this prospectus.

(3)      Based on [•] ordinary shares issued and outstanding immediately after the offering assuming no exercise of the underwriters’ over-allotment option.

(4)      Mr. Jinchun Cheng, our Chief Executive Officer and Chairman of the Board, is the sole shareholder and director of Xinxu Holdings Limited, a British Virgin Islands corporation, which in turn, holds 100% equity interests of Sino Copper Investments Limited, a British Virgin Islands corporation, and exercises voting and dispositive power of the securities held by Sino Copper Investments Limited. The address of Sino Copper Investments Limited is c/o 2188 Nanci First Road, Anhui Xinwu Economic Development Zone, Wanzhi District, Wuhu City, Anhui Province, China.

RELATED PARTY TRANSACTIONS

Before the completion of this offering, we intend to adopt an audit committee charter, which will require the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

Set forth below are the related party transactions of our company that occurred during the past three fiscal years up to the date of this prospectus.

Amount due from related parties

For the fiscal years ended June 30, 2021 and 2020, there are no amount due from related parties to the Company.

Amount due to related parties

Mr. Jinchun Cheng, our Chief Executive Officer, chairman and principal shareholder, periodically provides working capital to support the Company’s operations when needed. For the fiscal years ended June 30, 2021 and 2020, the total amount due from the Company to Mr. Jinchun Cheng were $5,515,148 and $4,603,274, respectively, which are unsecured, interest-free and due on demand.

Wuhu Xinxu Trading Co., Ltd.. (“Xinxu Trading”), a limited liability company organized under the laws of PRC and solely owned by Mr. Jinchun Cheng, advanced working capital of $480,129 and $142,229, respectively to the Company during the fiscal year of 2021 and 2020. For the fiscal years ended June 30, 2021 and 2020, the total amount due from the Company to Xinxu Trading were $480,129 and nil, respectively, which are unsecured, interest-free and due on demand.

Share Issuances

See “Description of Share Capital — History of Securities Issuances.”

Employment Agreements

See “Management — Employment Agreements.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our affairs are governed by our articles of association and memorandum of association, the Companies Act (Revised) of the Cayman Islands (which we refer to as the Companies Act below) and the common law of the Cayman Islands.

We intend to adopt an amended and restated memorandum and articles of association (which we refer to as the Articles below) immediately prior to the completion of this offering which will replace our current memorandum and articles of association in its entirety.

Our authorized share capital is HK$390,000 divided into 3,900,000 ordinary shares, par value HK$0.10 per share. As of the date of this prospectus, 100,000 ordinary shares were issued and outstanding.

We were incorporated as an exempted company with limited liability under the Companies Act on September 11, 2017. A Cayman Islands exempted company:

•        is a company that conducts its business mainly outside the Cayman Islands;

•        is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

•        does not have to hold an annual general meeting;

•        does not have to make its register of members open to inspection by shareholders of that company;

•        may obtain an undertaking against the imposition of any future taxation;

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as a limited duration company; and

•        may register as a segregated portfolio company.

The following are summaries of material provisions of our Articles and the Companies Act insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Unless the directors determine otherwise, each holder of our ordinary share will not receive a certificate in respect of such ordinary share. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary share. We may not issue shares or warrants to bearer.

Dividends.    Subject to the Companies Act and any rights and restrictions of any other class or series of shares, our board of directors may, from time to time and in accordance with our Articles, declare dividends on the shares issued and authorize payment of the dividends out of our lawfully available funds. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or the share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. The “share premium account,” represents the excess of the price paid to our company on the issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital.

Unless provided for by the rights attached to a share, no dividend or other monies payable by us in respect of a share shall bear interest.

Voting Rights.    Holders of our ordinary shares vote as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than ten percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

As a matter of Cayman Islands law, (i) an ordinary resolution requires the affirmative vote of a majority of the shareholders who, being entitled to do so, attend and vote at a general meeting of the company; and (ii) a resolution is deemed to be a special resolution where it has been approved by either (i) at least two-thirds (or any higher threshold specified in a company’s articles of association) of a company’s shareholders who attend and vote at a general meeting for which notice specifying the intention to propose the resolution as a special resolution has been given; or (ii) if so authorized by a company’s articles of association, by a unanimous written resolution of all of the company’s shareholders.

Under Cayman Islands law, some matters, such as amending the memorandum and articles of association, changing the name or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require the approval of shareholders by a special resolution.

There are no limitations on non-residents or foreign shareholders to hold or exercise voting rights on the ordinary shares imposed by foreign law or by the Articles or other constituent documents of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the ordinary shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of our ordinary shares have been paid.

Alteration of Share Capital.    Subject to the Companies Act, our shareholders may, by ordinary resolution:

(a)     increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)    consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)     convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination;

(d)    sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e)     cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce its share capital in any way.

Winding Up; Liquidation.    Upon the winding up of our company, after the full amount that holders of any issued shares ranking senior to the ordinary shares as to distribution on liquidation or winding up are entitled to receive has been paid or set aside for payment, the holders of our ordinary shares are entitled to receive any remaining assets of our company available for distribution as determined by the liquidator. The shareholders may, subject to the Articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)     to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b)    to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time and place of payment. Any ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares.

Subject to the Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

(a)     issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

(b)    with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c)     purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Transfer of Shares.    Provided that a transfer of ordinary shares complies with applicable rules of Nasdaq, a shareholder may transfer ordinary shares to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq or in any other form approved by the directors, executed:

(a)     where the ordinary shares are fully paid, by or on behalf of that shareholder; and

(b)    where the ordinary shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an ordinary share until the name of the transferee is entered into the register of members of the Company.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such ordinary share unless:

(a)     the instrument of transfer is lodged with the Company, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)    the instrument of transfer is in respect of only one class of ordinary shares;

(c)     the instrument of transfer is properly stamped, if required;

(d)    the ordinary share transferred is fully paid and free of any lien in favor of us;

(e)     any fee related to the transfer has been paid to us; and

(f)     the transfer is not to more than four joint holders.

If our directors refuse to register a transfer, they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

This, however, is unlikely to affect market transactions of the ordinary shares purchased by investors in the public offering. Once the ordinary shares have been listed, the legal title to such ordinary shares and the registration details of those ordinary shares in the Company’s register of members will remain with [•]. All market transactions with respect to those ordinary shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the [•].

The registration of transfers may, on 14 calendar days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 days in any year.

No Preemptive Rights.    Holders of ordinary shares will have no preemptive or preferential right to purchase any securities of our company.

Variation of Rights Attaching to Shares.

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights conferred upon the holders of the shares of any class issued shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

General Meetings.    As a Cayman Islands exempted company, we are not obligated by the Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 21 clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least 14 clear days’ notice of an extraordinary general meeting and 21 clear days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for more than seven days, notice of the adjourned meeting shall be given in accordance with the Articles.

Anti-Takeover Provisions.    Some provisions of our Articles may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders, and provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

Under the Companies Act, our directors may only exercise the rights and powers granted to them under our Articles, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Exempted Company.    We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•        does not have to file an annual return of its shareholders with the Registrar of Companies;

•        is not required to open its register of members for inspection;

•        does not have to hold an annual general meeting;

•        may issue shares with no par value;

•        may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as a limited duration company; and

•        may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Comparison of Cayman Islands Corporate Law and U.S. Corporate Law

Cayman Islands companies are governed by the Companies Act and by the common law of the Cayman Islands. The Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments. Accordingly there are significant differences between the Companies Act and the current Companies Act of the UK. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

In certain circumstances the Cayman Islands Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution (usually a majority of two thirds in value of the voting shares voted at a general meeting) of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company.

The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree on the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the shareholder fail to agree on a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not be available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•        we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

•        the shareholders have been fairly represented at the meeting in question;

•        the arrangement is such that a business person would reasonably approve; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions

When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Shareholders’ Suits

Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•        a company is acting, or proposing to act, illegally or beyond the scope of its authority;

•        the act complained of, although not beyond the scope of the authority, could be affected if duly authorized by more than the number of votes which have actually been obtained; or

•        those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our Articles provide, to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)     all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)    without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of their own actual fraud, willful default or willful neglect.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, our offer letters to our independent directors and our employment agreements with our executive officers provide such persons with additional indemnification beyond that provided in our Articles.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware General Corporation Law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, and care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our Articles, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

Under statute, our directors are subject to a number of statutory obligations, which provisions prescribe penalties for breach. The most serious of these involves dishonesty or the authorizing of illegal payments and carry both criminal and civil penalties. By way of example, material statutory provisions attracting penalties include where (1) the director willfully authorizes or permits any distribution or dividend in contravention of the Companies Act; (ii) where the director knowingly or willfully authorizes or permits any payment out of capital by a company for a redemption or purchase of its own shares when the company is insolvent; (iii) where there has been a failure to maintain the books of account, minutes of meetings, or the company’s statutory registers of members, beneficial ownership, mortgages and charges, or directors (which includes alternate directors); (iv) where there has been a failure to provide information or access to documents to specified persons as required by the Companies Act; and (v) where the director makes or authorizes a false annual return to the Registrar of Companies.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent in its certificate of incorporation. Our amended and restated articles of association provide that shareholders may not approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual general meeting, provided it complies with the notice provisions in the governing documents. An extraordinary general meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles provide that general meetings shall be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than 10 percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than twenty-one clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of twenty-one clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us. Our Articles provide no other right to put any proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the Companies Act but our Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any fewer protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Subject to the provisions of our Articles (which include the removal of a director by ordinary resolution), the office of a director may be terminated forthwith if (a) he is prohibited by the laws of the Cayman Islands from acting as a director, (b) he is made bankrupt or makes an arrangement or composition with his creditors generally, (c) he resigns his office by notice to us, (d) he only held office as a director for a fixed term and such term expires, (e) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director, (f) he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director), (g) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise, or (h) without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute in its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although the Companies Act does not regulate transactions between a company and its significant shareholders, the directors of the company are required to comply with fiduciary duties which they owe to the company under Cayman Islands law, including the duty to ensure that, in their opinion, such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under the Companies Act and our Articles, our company may be wound up by a special resolution of our shareholders or if the winding up is initiated by our board of directors, by either a special resolution of our members or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Companies Act and our Articles, if our share capital is divided into more than one class of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our Articles, our Articles may only be amended with a special resolution of our shareholders.

Anti-Money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”). Depending on the circumstances of each application, a detailed verification of identity might not be required where:

(a)     the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

(b)    the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

(c)     the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any payment to a shareholder if our directors or officers suspect or are advised that the payment to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting, that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering or (ii) a police constable or a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands), or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report will not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection — Cayman Islands

We have certain duties under the Data Protection Act (Revised) of the Cayman Islands (the “DPA”) based on internationally accepted principles of data privacy.

Privacy Notice

Introduction

This privacy notice puts our shareholders on notice that through your investment in the Company you will provide us with certain personal information which constitutes personal data within the meaning of the DPA (“personal data”).

In the following discussion, the “Company” refers to us and our affiliates and/or delegates, except where the context requires otherwise.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in the Company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How the Company May Use a Shareholder’s Personal Data

The Company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

(i)     where this is necessary for the performance of our rights and obligations under any purchase agreements;

(ii)    where this is necessary for compliance with a legal and regulatory obligation to which we are subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or

(iii)   where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

History of Securities Issuances

On September 11, 2017, we issued an aggregate of 100,000 ordinary shares at HK$0.1 per share to three investors, including one share to Sharon Pierson who transferred same to Fortune Daily Developments Limited on the same day, 94,999 shares to Fortune Daily Developments Limited, a BVI holding company wholly owned by Xinxu Technology Co., Ltd., a BVI holding company, of which, Mr. Xian Cheng, our shareholder, is the sole shareholder and director, and 5,000 shares to Sino Copper Investments Limited, a BVI company wholly owned by Xinxu Holdings Limited, a BVI holding company, of which, Mr. Jinchun Cheng, our Chief Executive Officer and Chairman of the Board, is the sole shareholder and director.

Listing

We plan to apply to have our ordinary shares listed on the Nasdaq Capital Market under the symbol “XXC.” We cannot guarantee that we will be successful in listing our ordinary shares on the Nasdaq Capital Market; however, we will not complete this offering unless we are so listed.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is [•]. The transfer agent and registrar’s address is [•].

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have [•] ordinary shares outstanding, assuming the underwriters do not exercise their over-allotment option to purchase additional ordinary shares. All of the ordinary shares sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ordinary shares in the public market could adversely affect prevailing market prices of our ordinary shares. Prior to this offering, there has been no public market for our ordinary shares. We have applied to list our ordinary shares on the Nasdaq Capital Market, but we cannot assure you that a regular trading market will develop. We cannot guarantee that we will be successful in listing our ordinary shares on the Nasdaq Capital Market; however, we will not complete this offering unless we are so listed.

Lock-up Agreements

We have agreed not to, for a period of one hundred and eighty (180) days following the date of this prospectus, issue, offer, sell, contract to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of our ordinary shares or any securities convertible into or exercisable or exchangeable for our ordinary shares without the prior written consent of the representatives of the underwriters.

Furthermore, as of the effective date of this registration statement, each of our directors, executive officers and shareholders of 5% or more of our ordinary shares will enter into a similar lock-up agreement for a period of twelve (12) months following the date of this prospectus, agreeing that each will not offer, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of our securities without the prior written consent of the representatives of the underwriters.

Rule 144

All of our ordinary shares that will be outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•        1% of the then outstanding ordinary shares which will equal [•] ordinary shares, assuming the underwriters do not exercise their over-allotment option; or

•        the average weekly trading volume of our ordinary shares during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory share plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

TAXATION

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of [•], our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of [•], our PRC counsel. To the extent the discussion relates to the matters of U.S. tax law, it represents the opinion of [•].

The following summary contains a description of certain Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Shares under the laws of their country of citizenship, residence or domicile.

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the Shares. The discussion is a general summary of the present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws:

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of the Shares, as the case may be, nor will gains derived from the disposal of the Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of the Shares or on an instrument of transfer in respect of a Share.

We have been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, have received an undertaking dated April 11, 2022 from the Financial Secretary of the Cayman Islands in the following form:

The Tax Concessions Law
(Revised)
Undertaking as to Tax Concessions

In accordance with the Tax Concessions Law, the with the following undertaking is given to Xinxu Copper Industry Technology Limited:

(a)     that no Law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

(b)    in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)     on or in respect of the shares, debentures or other obligations of the Company; or

(ii)    by way of the withholding in whole or part, of any relevant payment as defined in the Tax Concessions Law.

These concessions shall be for a period of 20 years from the date of the undertaking.

People’s Republic of China Taxation

Under the Enterprise Income Tax Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, State Administration of Taxation (SAT) Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) (the “SAT Bulletin 45”) on July 27, 2011, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that Xinxu Copper Industry Technology Limited is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, Xinxu Copper Industry Technology Limited may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ordinary shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ordinary shares.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Risk Factors — Risk Factors Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

The SAT and the Ministry of Finance issued the Notice of Ministry of Finance and State Administration of Taxation on Several Issues relating to Treatment of Corporate Income Tax Pertaining to Restructured Business Operations of Enterprises (the “SAT Circular 59”) in April 2009, which became effective on January 1, 2008. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, which became effective on December 1, 2017 and was amended on June 15, 2018 (the “SAT Circular 37”). By promulgating and implementing the SAT Circular 59 and the SAT Circular 37, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise.

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority.

Pursuant to the Circular of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“Circular 81”), a resident enterprise of the counter-party to such Tax Arrangement should meet all of the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must take the form of a company; (ii) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (iii) it should directly own such percentage of capital in the PRC resident enterprise anytime in the 12 consecutive months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, or the Administrative Measures, which became effective in November 2015, requires that the non-resident taxpayer shall determine whether it may enjoy the treatments under relevant tax treaties and file the tax return or withholding declaration subject to further monitoring and oversight by the tax authorities. Accordingly, Xinxu Copper Industry Technology Limited may be able to enjoy the 5% withholding tax rate for the dividends it receives from WFOE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Material United States Federal Income Tax Considerations

The following is a discussion of certain material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ordinary shares by a U.S. Holder, as defined below, that acquires our ordinary shares in this offering and holds our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based on existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners, tax-exempt organizations (including private foundations)), investors that are subject to the applicable financial statement accounting rules of Section 451(b) of the Code, investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 5% or more of our voting shares, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax on unearned income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares.

The discussion set forth below is addressed only to U.S. Holders that purchase ordinary shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of U.S. federal income tax law to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, distributions of cash or other property made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this prospectus.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

•        at least 75% of its gross income for such taxable year is passive income; or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the shares. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

•        the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•        the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year during which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the ordinary shares are regularly traded on Nasdaq and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement dated as of the date of this prospectus, the underwriters named below, for which [•] and [•] are acting as the representatives (“Representatives”), have severally agreed to purchase, and we have agreed to sell to them, severally, the following respective number of ordinary shares at the public price less the underwriting discounts set forth on the cover page of this prospectus:

Underwriter	Number of Ordinary Shares
[•]	[•]
[•]	[•]
[•]	[•]
Total	[•]

The underwriting agreement provides that the obligations of the underwriters to purchase the ordinary shares being offered to the public is subject to specific conditions, including the absence of any material adverse change in our business or in the financial markets and the receipt of certain legal opinions, certificates and letters from us, our counsel and the independent auditors. Subject to the terms of the underwriting agreement, the underwriters are obligated to purchase all of the ordinary shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

We have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to [•] additional ordinary shares equal to 15% of the number of ordinary shares sold in this offering, at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any ordinary shares issued or sold under the option will be issued and sold on the same terms and conditions as the other ordinary shares that are the subject of this offering.

Offers and sales for this offering will be conducted both inside and outside the United States through the underwriters and their respective selling agents. All offers or sales in the United States will be conducted by broker-dealers registered with the SEC and members of FINRA. [•] is not a broker-dealer registered with the SEC and, to the extent that its conduct may be deemed to involve participation in offers or sales of ordinary shares in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with applicable laws and regulations.

The address of [•] is [•]. The address of [•] is [•]. The address of [•] is [•].

Discounts, Commissions and Expenses

The following table shows the underwriting discounts payable to the underwriters by us in connection with this offering (assuming both the full exercise and non-exercise of the over-allotment option that we have granted to the underwriters):

	Per Share		Total Without Exercise of Over-Allotment Option		Total With Full Exercise of Over-Allotment Option
Public offering price	$	[•]	$	[•]	$	[•]
Underwriting discounts(1)	$	[•]	$	[•]	$	[•]

____________

(1)      Does not include (i) the warrant to purchase ordinary shares equal to [    ]% of the number of shares sold in the offering, or (ii) certain expenses, each as described below.

We have agreed to pay the underwriters’ reasonable out-of-pocket expenses incurred by the underwriters in connection with this offering up to $[    ], of which $[    ] as an initial advance has been paid to the Representatives and an additional advance of $[    ] will be paid to the Representatives upon the receipt of the “No Objection Letter” from FINRA. The underwriters’ out-of-pocket expenses include, but not limited to: (i) reasonable fees of legal counsel incurred by the underwriters in connection with the offering; (ii) all third party due diligence include the cost of any background checks; (iii) book-building and prospectus tracking software; (iv) reasonable roadshow expenses; and (iv) preparation of bound volumes and Lucite cube mementos in such quantities as the underwriters may reasonably request. In addition, we have agreed to pay $[    ] to the Representatives for their non-accountable expenses at the closing of this offering.

Underwriter Warrants

We have agreed to issue warrants to the representatives to purchase a number of ordinary shares equal to [    ]% of the total number of shares sold in this offering at an exercise price equal to [    ]% of the public offering price of the shares sold in this offering. These warrants will have a cashless exercise provision and will be exercisable at any time and from time to time, in whole or in part during the four-and half-year period commencing six months from the commencement of sales of this offering.

The underwriters’ warrants and the underlying shares may be deemed to be compensation by FINRA, and therefore will be subject to FINRA Rule 5110(e)(1). In accordance with FINRA Rule 5110(e)(1), neither the underwriters’ warrants nor any of our shares issued upon exercise of the underwriters’ warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the date of effectiveness or commencement of sales of the offering pursuant to which the underwriters warrants are being issued, subject to certain exceptions.

In addition, these warrants will not be exercisable for more than five years from the commencement of sales of this offering pursuant to FINRA Rule 5110(g)(8)(A). These warrants do not contain anti-dilution terms that allow the Representatives to receive more shares or to exercise at a lower price than originally agreed upon at the time of this offering, when the public shareholders have not been proportionally affected by a stock split, stock dividend, or other similar event. Nor do these warrants include any anti-dilution terms that allow the Representatives to receive or accrue cash dividends prior to the exercise of the warrants. With respect to ordinary shares underlying the underwriter’s warrants, we have also agreed to grant the Representatives a one-time demand registration right at our expense with a duration of no more than five years from the commencement of sales of this offering and unlimited “piggyback” registration rights with duration of no more than five years from the commencement of sales of this offering at our expense.

Lock-Up Agreements

We have agreed not to, for a period of one hundred and eighty (180) days following the date of this prospectus, issue, offer, sell, contract to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of our ordinary shares or any securities convertible into or exercisable or exchangeable for our ordinary shares without the prior written consent of the representatives of the underwriters.

Furthermore, as of the effective date of this registration statement, each of our directors, executive officers and shareholders of 5% or more of our ordinary shares will enter into a similar lock-up agreement for a period of twelve (12) months following the date of this prospectus, agreeing that each will not offer, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of our securities without the prior written consent of the representatives of the underwriters.

In addition, during such period, except for the registration statement of which this prospectus forms a part or a registration statement on Form S-8 in connection with the registration of ordinary shares issuable under any employee equity-based compensation plan, incentive plan, stock plan, dividend reinvestment plan adopted and approved by the Company’s board of directors, we will not file or cause to be filed any registration statement with the SEC relating to the offering of any ordinary shares of the Company or any securities convertible into or exercisable or exchangeable for ordinary shares of the Company.

Determination of Offering Price

We intend to apply for the listing of our ordinary shares on Nasdaq under the symbol “XXC.”

Prior to this offering, there has been no public market for the ordinary shares. The initial public offering price will be determined by negotiations between us and the underwriters. In determining the initial public offering price, we and the underwriters expect to consider a number of factors, including:

•        the information set forth in this prospectus and otherwise available to the underwriters;

•        our history, capital structure and business prospects;

•        our prospects and the history and prospects for the industry in which we compete;

•        an assessment of our management;

•        the general condition of the securities markets at the time of this offering;

•        the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

•        other factors deemed relevant by the underwriters and us.

The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our ordinary shares, or that the shares will trade in the public market at or above the initial public offering price.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the underwriters may be required to make for these liabilities.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

•        Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•        Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ordinary shares over-allotted by the underwriters is not greater than the number of shares that may be purchased in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising the over-allotment option and/or purchasing ordinary shares in the open market.

•        Syndicate covering transactions involve purchases of ordinary shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

•        Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the ordinary shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares. In addition, neither we nor the underwriters make any representations that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Ordinary Shares

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. A prospectus in electronic format may be made available on the websites maintained by the underwriters. In addition, ordinary shares may be sold by the underwriters to securities dealers who resell ordinary shares to online brokerage account holders. Other than the prospectus in electronic format, the information on the underwriters’ website and any information contained in any other website maintained by the underwriters is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters and should not be relied upon by investors.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the ordinary shares offered by this prospectus in any jurisdiction where action for that purpose is required. The ordinary shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any ordinary shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

The underwriters are expected to make offers and sales both in and outside the United States through their selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act. Any offer in Australia of the ordinary shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ordinary shares without disclosure to investors under Chapter 6D of the Corporations Act. The ordinary shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ordinary shares must observe such Australian on-sale restrictions. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any ordinary shares recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Bermuda

The ordinary shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands

The ordinary shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by us or on our behalf. The ordinary shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (each a BVI Company), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the ordinary shares for the purposes of the Securities and Investment Business Act, 2010, or SIBA or the Public Issuers Code of the British Virgin Islands.

The ordinary shares may be offered to persons located in the British Virgin Islands who are “qualified investors” for the purposes of SIBA. Qualified investors include (i) certain entities which are regulated by the Financial Services Commission in the British Virgin Islands, including banks, insurance companies, licensees under SIBA and public, professional and private mutual funds; (ii) a company, any securities of which are listed on a recognized exchange; and (iii) persons defined as “professional investors” under SIBA, which is any person (a) whose ordinary business involves, whether for that person’s own account or the account of others, the acquisition or disposal of property of the same kind as the property, or a substantial part of our property; or (b) who has signed a declaration that he, whether individually or jointly with his spouse, has a net worth in excess of US$1,000,000 and that he consents to being treated as a professional investor. The ordinary shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Company. The ordinary shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), but only where the offer will be made to, and received by, the relevant BVI company entirely outside of the British Virgin Islands.

Canada.

The common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this Underwritten Offering.

Cayman Islands

This prospectus does not constitute a public offer of the ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ordinary shares to the public in the Cayman Islands.

Dubai International Financial Center

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ordinary shares which are the subject of this offering contemplated by this document may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ordinary shares offered should conduct their own due diligence on the ordinary shares. If you do not understand the contents of this document, you should consult an authorized financial advisor.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of ordinary shares which are the subject of this offering contemplated by this prospectus to the public in that Relevant Member State other than:

•        to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•        to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•        in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of ordinary shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each of the underwriters severally represents warrants and agrees as follows:

•        it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA) received by it in connection with the issue or sale of the ordinary shares in circumstances in which Section 21 of the FSMA does not apply to us; and

•        it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ordinary shares in, from or otherwise involving the United Kingdom.

France

Neither this prospectus nor any other offering material relating to the ordinary shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ordinary shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ordinary shares has been or will be:

•        to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•        to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•        in any other circumstances falling within Article 3(2) of the Prospectus Directive;

•        released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•        used in connection with any offer for subscription or sale of the ordinary shares to the public in France.

Such offers, sales and distributions will be made in France only:

•        to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•        to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•        in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The ordinary shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Germany

This prospectus does not constitute a Prospectus Directive-compliant prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and does therefore not allow any public offering in the Federal Republic of Germany (“Germany”) or any other Relevant Member State pursuant to § 17 and § 18 of the German Securities Prospectus Act. No action has been or will be taken in Germany that would permit a public offering of the ordinary shares, or distribution of a prospectus or any other offering material relating to the ordinary shares. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act or any other applicable laws of Germany, has been or will be published within Germany, nor has this prospectus been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within Germany.

Each underwriter will represent, agree and undertake, (i) that it has not offered, sold or delivered and will not offer, sell or deliver the ordinary shares within Germany other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in Germany governing the issue, sale and offering of ordinary shares, and (ii) that it will distribute in Germany any offering material relating to the ordinary shares only under circumstances that will result in compliance with the applicable rules and regulations of Germany.

This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Hong Kong

The ordinary shares may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Israel

This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50 million and qualified individuals, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors may be required to submit written confirmation that they meet the criteria for one of the categories of investors set forth in the prospectus.

Italy

This offering of ordinary shares has not been registered with the Commissione Nazionale per le Società e la Borsa(“CONSOB”) pursuant to Italian securities legislation and, accordingly, no ordinary shares may be offered, sold or delivered, nor copies of this prospectus or any other documents relating to the ordinary shares may not be distributed in Italy except:

•        to “qualified investors”, as referred to in Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the “Decree No. 58”) and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of 29 October 2007, as amended (“Regulation No. 16190”) pursuant to Article 34-ter, paragraph 1, letter b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended (“Regulation No. 11971”); or

•        in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

Any offer, sale or delivery of the ordinary shares or distribution of copies of this prospectus or any other documents relating to the ordinary shares in the Republic of Italy must be:

•        made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993, as amended (the “Banking Law”), Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

•        in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

•        in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the ordinary shares on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.

Furthermore, the ordinary shares which are initially offered and placed in Italy or abroad to qualified investors only but in the following year are regularly (“sistematicamente”) distributed on the secondary market in Italy to non-qualified investors become subject to the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971. Failure to comply with such rules may result in the sale of the ordinary shares being declared null and void and in the liability of the intermediary transferring the ordinary shares for any damages suffered by such non-qualified investors.

Japan

The ordinary shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ordinary shares, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

PRC

This prospectus has not been and will not be circulated or distributed in the PRC, and the ordinary shares may not be offered or sold, and will not be offered or sold, directly or indirectly, to any resident of the PRC or to persons for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, the PRC does not include Taiwan and the Special Administrative Regions of Hong Kong and Macao.

Qatar

The ordinary shares have not been and will not be offered, sold or delivered at any time, directly or indirectly, in the State of Qatar (“Qatar”) in a manner that would constitute a public offering. This prospectus has not been reviewed or approved by or registered with the Qatar Central Bank, the Qatar Exchange or the Qatar Financial Markets Authority. This prospectus is strictly private and confidential, and may not be reproduced or used for any other purpose, nor provided to any person other than the recipient thereof.

Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than

•        to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”),

•        to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or

•        otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•        a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•        a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ordinary shares pursuant to an offer made under Section 275 of the SFA except:

(a)     to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)    where no consideration is or will be given for the transfer;

(c)     where the transfer is by operation of law;

(d)    as specified in Section 276(7) of the SFA; or

(e)     as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the ordinary shares described herein. The ordinary shares may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ordinary shares constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this document nor any other offering or marketing material relating to the ordinary shares may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, nor the Company nor the ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. The ordinary shares are not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA (FINMA), and investors in the ordinary shares will not benefit from protection or supervision by such authority.

Taiwan

The ordinary shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ordinary shares in Taiwan.

United Arab Emirates

(Excluding the Dubai International Financial Center)

The ordinary shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (“U.A.E.”) other than in compliance with the laws of the U.A.E. Prospective investors in the Dubai International Financial Centre should have regard to the specific selling restrictions on prospective investors in the Dubai International Financial Centre set out below.

The information contained in this prospectus does not constitute a public offer of ordinary shares in the U.A.E. in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 of the U.A.E., as amended) or otherwise and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Emirates Securities and Commodities Authority or the Dubai Financial Services Authority, or DFSA. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser. This prospectus is provided for the benefit of the recipient only, and should not be delivered to, or relied on by, any other person.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on our behalf, other than offers made by the underwriters and their respective affiliates, with a view to the final placement of the securities as contemplated in this document. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of shares on our behalf or on behalf of the selling stockholders or underwriters.

No action has been taken by us or the Representatives that would permit a public offering of the ordinary shares in any jurisdiction outside the United States where action for that purpose is required. None of our ordinary shares included in this offering may be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sales of any such securities offered hereby be distributed or published in any jurisdiction except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of ordinary shares and the distribution of this prospectus. This prospectus is neither an offer to sell nor a solicitation of any offer to buy the ordinary shares in any jurisdiction where that would not be permitted or legal.

EXPENSES OF THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, Nasdaq listing fee and the FINRA filing fee, all amounts are estimates.

SEC Registration Fee	$	[•]
Nasdaq Listing Fee		[•]
FINRA Filing Fee		[•]
Legal Fees and Expenses		[•]
Accounting Fees and Expenses		[•]
Printing and Engraving Expenses		[•]
Transfer Agent Fee		[•]
Miscellaneous Expenses		[•]
Total	$	[•]

LEGAL MATTERS

We are being represented by [•] with respect to certain legal matters as to United States federal securities and New York State law. [•] has acted as counsel to [•] in this offering. The validity of the ordinary shares offered in this offering will be passed upon for us by [•]. Certain legal matters as to PRC law will be passed upon for us by [•] and for the underwriters by [•].[•] may rely upon [•] with respect to matters governed by Cayman Islands law and [•] with respect to matters governed by PRC law. [•] may rely upon [•] with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of our company as of June 30, 2021 and 2020, and for each of the years in the period then ended included in this prospectus have been so included in reliance on the report of [•], an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The offices of [•] are located at [•].

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the ordinary shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ordinary shares.

Immediately upon the effectiveness of the registration statement on Form F-1 to which this prospectus is a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also request a copy of these filings, at no cost, by writing to us at 2188 Nanci First Road, Anhui Xinwu Economic Development Zone, Wanzhi District, Wuhu City, Anhui Province, China, or call us at + 86 553-8758118. We also maintain a website at www.ahxinxu.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, and that can be accessed through, our website is not incorporated into and is not part of this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

[•]

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2021 AND 2020
(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$251,203	$109,574
Accounts receivable, net	5,831,587	5,237,240
Notes receivable	—	8,492
Inventories	8,242,813	9,852,044
Advances to suppliers	1,785,304	2,076,481
Loan receivable	2,972,345	3,656,175
Other receivables	399,816	913,894
Total current assets	19,483,068	21,853,900
Property, plant and equipment, net	1,868,860	1,805,068
Land use rights	888,498	830,302
Deferred tax assets	461,298	463,127
Long-term deferred expenses	10,063	4,586
TOTAL ASSETS	$22,711,787	$24,956,983
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,930,727	$7,323,404
Accrued payroll expenses	452,067	456,923
Other payables	315,598	1,615,406
Due to related parties	5,995,277	4,603,274
Short-term borrowings	6,472,447	11,780,441
Deferred revenue	718,939	167,791
Tax payable	1,645,154	62,387
Total current liabilities:	19,530,209	26,009,626
Non-current liabilities:
Government loan	619,521	—
TOTAL LIABILITIES	20,149,730	22,121,986
COMMITMENTS AND CONTINGENCIES
Shareholders’ Equity:
Ordinary shares, par value HK$0.10 per share, 3,900,000 shares authorized, 100,000 shares issued and outstanding	1,275	1,275
Additional paid-in capital	2,798,895	2,798,895
Statutory reserve	2,852,466	2,686,899
Accumulated deficit	(2,835,087)	(6,455,972)
Accumulated other comprehensive income (loss)	(255,492)	(83,920)
Total Shareholders’ equity	2,562,057	(1,052,643)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$22,711,787	$24,956,983

The accompanying notes are an integral part of these consolidated financial statements.

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED JUNE 30, 2021 AND 2020
(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2021	2020
Sales	$55,193,286	$40,794,225
Cost of sales	(49,419,460)	(39,068,651)
Gross profit	5,773,826	1,725,574
Operating expenses:
General and administrative	(740,621)	(1,195,415)
Selling and marketing	(422,921)	(372,906)
Research and development	(317,096)	(343,406)
Provision and impairment charges	20,481	(52,059)
Total operating expenses	(1,460,157)	(1,963,786)
Operating income	4,313,669	(238,212)
Other expenses:
Interest income (expense), net	(136,305)	(645,184)
Other income, net	94,516	53,615
Total other income (expenses), net	(41,789)	(591,569)
Income before income taxes	4,271,880	(829,781)
Income tax (provision) recovery	(651,175)	115,322
Net income/(loss)	$3,620,705	$(714,459)
Other comprehensive (loss) gain
Foreign currency translation adjustment	(171,572)	93,002
Total comprehensive income	$3,449,133	$(621,457)
Earnings (loss) per share attributable to common shareholders:
Basic and diluted net income (loss) per share	$36.21	$(7.14)
Weighted average number of shares outstanding
Basic and Diluted	100,000	100,000

The accompanying notes are an integral part of these consolidated financial statements.

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED JUNE 30, 2021 AND 2020
(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	Shares	Amount	Additional paid-in capital	Statutory reserve	Accumulated deficit	Accumulated other comprehensive (loss)/gain	Total shareholders’ equity
Balance at June 30, 2019	100,000	1,275	2,798,895	2,291,225	(5,741,333)	(176,922)	(826,860)
Foreign currency translation gain						93,002	93,002
Net income					(714,459)		(714,459)
Statutory reserve				395,674
Balance at June 30, 2020	100,000	1,275	2,798,895	2,686,899	(6,455,792)	(83,920)	(1,052,643)
Foreign currency translation loss						(171,572)	(171,572)
Net income					3,620,705		3,620,705
Statutory reserve				165,567			165,567
Balance at June 30, 2021	100,000	1,275	2,798,895	2,852,466	(2,835,087)	(255,492)	2,562,057

The accompanying notes are an integral part of these consolidated financial statements.

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2021 AND 2020
(IN U.S. DOLLARS)

	2021	2020
Cash Flows from Operating Activities:
Net income/(loss)	$3,620,705	$(714,459)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	230,208	230,421
Deferred tax assets	44,335	(115,322)
Bad debt (recovery) expenses	(20,481)	52,059
Changes in operating assets and liabilities:
Accounts receivable	(77,755)	(3,241,475)
Notes receivable	9,060	(8,534)
Inventories	2,474,048	(3,856,760)
Advances to suppliers	474,656	886,393
Other receivables	585,146	(590,933)
Accounts payable	(3,980,409)	4,771,979
Accrued payroll expenses	(46,715)	44,899
Other current liabilities	(1,415,613)	1,564,030
Deferred revenue	521,899	(1,100,267)
Deferred expenses	(4,918)	10,311
Tax payable	1,537,315	118,070
Net cash provided by (used in) operating activities	3,951,481	(1,949,588)
Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(106,998)	(214,454)
Loan receivable	1,002,597	(1,857,691)
Net cash provided by (used in) investing activities	895,599	(2,072,145)
Cash Flows from Financing Activities:
Proceeds from short-term borrowings	6,763,001	23,216,089
Repayments on short-term borrowings	(13,020,173)	(22,493,564)
Proceeds from related parties	10,754,819	3,124,352
Repayments to related parties	(9,820,695)	(1,870,326)
Proceeds from long-term government loan	603,974	—
Repayment on note payable	—	(2,844,586)
Net cash provided by (used in) financing activities	(4,719,074)	(868,035)
Effect of exchange rate changes on cash	13,623	359,499
Net increase (decrease) in cash and cash equivalents	128,006	(4,889,768)
Cash and cash equivalents at the beginning of year	109,574	4,639,843
Cash and cash equivalents at the end of year	251,203	109,574
Supplemental disclosures of cash flows information:
Cash paid for interest	$332,913	$470,994

The accompanying notes are an integral part of these consolidated financial statements.

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND NATURE OF OPERATIONS

Xinxu Copper Industry Technology Limited (“Xinxu Group”)

Xinxu Group was incorporated on September 11, 2017 under the laws of Cayman Islands. Under its memorandum of association, Xinxu Group is authorized to issue 3,900,000 ordinary shares of a single class, par value 0.1 HKD or $0.01275 per ordinary share. There are currently 100,000 issued and outstanding ordinary shares, of which 98% held by Sino Copper Investments Limited, and 2% held by Fortune Daily Developments Limited as of June 30, 2021. Xinxu Group is a holding company and is currently not actively engaging in any business. Xinxu Group’s registered agent is Conyers Trust Company (Cayman) Limited, and its registered office is at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Set forth below is the information with respect to Xinxu Group and its subsidiaries:

Entity Name	Registered Location	Date of Incorporation	Ownership as of June 30, 2021
Xinxu Copper Industry Technology Limited (“Xinxu Group”)	Cayman Islands	September 11, 2017	Holding company
Supreme Highness Limited (“HK Xinxu”)	Hong Kong	September 15, 2017	100% owned by Xinxu Group
Anhui Heri Information Technology Co., Ltd. (“Anhui Heri”)	People’s Republic of China (“China” or “PRC”)	June 26, 2019	100% owned by HK Xinxu
Anhui Xinxu New Material Co., Ltd. (“Anhui Xinxu”)	PRC	January 5, 2012	100% owned by Anhui Heri

HK Xinxu

HK Xinxu was incorporated on September 15, 2017 under the laws of Hong Kong and is a wholly owned subsidiary of Xinxu Group. The paid in capital of HK Xinxu was zero as of June 30, 2021. HK Xinxu did not have any operations as of June 30, 2021.

Anhui Heri

Anhui Heri was incorporated on November 10, 2021 in China, and is a wholly owned subsidiary of HK Xinxu. Anhui Heri is a wholly foreign owned enterprise organized under the laws of the PRC. The registered capital is RMB 5,000,000.

Anhui Xinxu

Anhui Xinxu was incorporated on January 5, 2012 under the laws of the People’s Republic of China. Its registered capital was RMB 67,857,143, and paid-in capital was RMB 17,857,143 as of June 30, 2021.

Anhui Xinxu is a manufacturer of non-ferrous products, and is primarily engaged in the research and development (“R&D”), fabricating and processing, and sales and distribution of processed copper and copper alloy products, including but not limited to, T2 purple copper bars, tin-plated copper bars, copper rods and sticks, and electrolytic copper.

Reorganization

In or about November 2021, Xinxu Group and its subsidiaries (collectively the “Company ”) completed corporate reorganization to roll two controlled entities (now referred to as the subsidiaries) under the control of one corporation. Before the reorganization, 98% of Anhui Xinxu’s equity interest was held by Jinchun Cheng, and the rest of 2% was held by Xian Cheng. On November 3, 2021, Hecang Limited, an unrelated Hong Kong entity acquired 5% of the equity interest of Anhui Xinxu from Jinchun Cheng. On November 15, 2021, Anhui Heri acquired 93% equity of Anhui Xinxu from Jinchun Cheng, 5% from Hecang Limited, and 2% from Xian Cheng. As a result, Anhui Xinxu’s equity interest was 100% held by Anhui Heri as of November 15, 2021.

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND NATURE OF OPERATIONS (cont.)

During the years presented in these consolidated financial statements, the control of the entities has never changed (always under the ultimate control of Jinchun Cheng). Accordingly, the combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements and related notes have been prepared in accordance with generally accepted accounting principles in the United Stated of America (“US GAAP”) and have been consistently applied. The accompanying consolidated financial statements include the financial statements of the Company and its majority-owned and controlled subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation.

Going Concern Consideration

As at June 30, 2021 and 2020, the Company had net current liabilities of $47,141 and $4,155,726, respectively, and as at June 30, 2020, the Company had negative cash flow from operating activities of $1,949,588. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Therefore, the Company may be unable to realize its assets and discharge its liabilities in normal course of business.

The Company meets its day-to-day working capital requirements through its bank facilities. Most of the bank borrowings as at June 30, 2021 that are repayable within the next 12 months are subject to renewal and the management is confident that these borrowings can be renewed upon expiration based on the Company’s past experience and credit history.

In order to strengthen the Company’s liquidity in the foreseeable future, the Company has taken the following measures:

(i)     Negotiating with banks in advance for renewal and obtaining new banking facilities;

(ii)    Taking various cost control measures to tighten the costs of operations;

(iii)   Speeding up production cycle and shortening the delivery term to improve receivable turnover; and

(iv)   Implementing various strategies to enhance sales and profitability.

The management has a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future.

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying notes. Such estimates include, but are not limited to, allowances for doubtful accounts, inventory valuation, useful lives of property, plant and equipment, intangible assets, and income taxes related to realization of deferred tax assets and uncertain tax position. Actual results could differ from those estimates.

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign Currency Translation

The financial records of the Company’s subsidiaries in the PRC are maintained in their local currencies which are Chinese Yuan ( “RMB”). Monetary assets and liabilities denominated in currencies other than their local currencies are translated into local currencies at the rates of exchange in effect at the consolidated balance sheet dates. Transactions denominated in currencies other than their local currencies during the year are converted into local currencies at the applicable rates of exchange prevailing when the transactions occur. Transaction gains and losses are recorded in operating income (expense), net in the consolidated statements of income and comprehensive income.

The Company maintained its financial record using the United States dollar (“US dollar” or “USD”) as the functional currency, while the subsidiaries of the Company in Hong Kong and mainland China maintained their financial records using RMB as the functional currencies. The reporting currency of the Company is US dollar. When translating local financial reports of the Company’s subsidiaries into US dollar, assets and liabilities are translated at the exchange rates at the consolidated balance sheet date, equity accounts are translated at historical exchange rates and revenue, expenses, gains and losses are translated at the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statements of income and comprehensive income.

The relevant exchange rates are listed below:

	For the Years Ended June 30,
	2021	2020
Period Ended RMB: USD exchange rate	6.4566	7.0651
Period Average RMB: USD exchange rate	6.6228	7.0309

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is principally determined using the weighted-average method. The Company records adjustments to inventory for excess quantities, obsolescence or impairment when appropriate to reflect inventory at net realizable value. These adjustments are based upon a combination of factors including current sales volume, market conditions, lower of cost or market analysis and expected realizable value of the inventory.

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Advances to Suppliers

Advances to suppliers refer to advances for purchase of materials or other service agreements, which are applied against accounts payable when the materials or services are received.

The Company reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would write off such amount in the period when it is considered impaired. For the years ended June 30, 2021 and 2020, the Company had no write-off for advances to suppliers.

Deferred Revenues

Deferred revenues refer to advances received from customers regarding product sales, which are applied against revenue when performance obligations are satisfied.

Loan Receivable

Loan receivable is a contractual right to receive cash. It may or may not bear interest depending on the terms of the agreement.

Property, Plant and Equipment, net

Property, plant, and equipment are recorded at cost less accumulated depreciation. Depreciation commences upon placing the asset in use and is recognized on a straight-line basis over the estimated useful lives of the assets with 5% of residual value, as follows:

Useful lives
Buildings	20 years
Machinery and equipment	10 years
Transportation vehicles	5 – 10 years
Office equipment	3 – 5 years
Electronic equipment	3 – 5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Land Use Rights

Intangible assets consist of land use rights. Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.” Land use rights are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Useful lives
Land use rights	50 years

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Impairment of Long-lived Assets

The Company’s management reviews the carrying values of long-lived assets whenever events and circumstances, such as a significant decline in the asset’s market value, obsolescence or physical damage affecting the asset, significant adverse changes in the assets use, deterioration in the expected level of the assets performance, cash flows for maintaining the asset are higher than forecast, indicate that the net book value of an asset may not be recovered through expected future cash flows from its use and eventual disposition. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value.

There was no impairment charge recognized for long-lived assets for the years ended June 30, 2021 and 2020.

Fair Value Measurement

Fair Value Measurements and Disclosures requires disclosure of the fair value of financial instruments held by the Company. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•        Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

•        Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•        Level 3 inputs to the valuation methodology use one or more unobservable inputs which are significant to the fair value measurement. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

For the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, other current liabilities, notes payable, bank loans, and other receivables, the carrying amounts approximate their fair values due to their short maturities as of June 30, 2021 and 2020.

Value-added Tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. All of the Company’s products that are sold in the PRC are subject to a VAT on the gross sales price. The Company is subject to a VAT rate of 17% before May 1, 2018, 16% on and after May 1, 2018, and a new VAT rate of 13% effective on April 1, 2019. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products.

Revenue Recognition

The Company generates its revenues mainly from (1) sales of copper products, such as T2 purple copper bars, tin-plated copper bars, copper rods and sticks, and electrolytic copper, to third-party customers, who are mainly distributors and retailers; and (2) service income for processing copper bars as per customer’s requirements. The Company follows Financial Accounting Standards Board (FASB) ASC 606 and accounting standards updates (“ASU”) 2014-09 for revenue recognition. On July 1, 2018, the Company early adopted ASU 2014-09, which is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company considers revenue realized or realizable and earned when all the

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

five following criteria are met: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

For sales of copper products, the Company considers customer purchase agreement to be the contract with a customer. As part of its consideration of the contract, the Company evaluates certain factors including the customer’s ability to pay (or credit risk). For each contract, the Company considers the promise to transfer products, each of which is distinct, to be the identified performance obligations. In determining the transaction price, the Company evaluates whether the price is subject to refund or adjustment to determine the net consideration to which the Company expects to be entitled. The Company analyzed historical refund claims for defective products and concluded that they have been immaterial. Prices are determined based on negotiations with the Company’s customers and are not subject to adjustment. Revenue is recognized when control of the products is transferred to the customer (i.e., when the Company’s performance obligation is satisfied at a point in time), which typically occurs at delivery acceptance by the customer. In the principal versus agent consideration, since no another party is involved in transactions, the Company is a principal.

For processing service income, the Company considers the service agreement to be the contract with a customer. The Company’s performance obligations are to process copper bars as per customer’s requirements and transfer processed products to the customer. Prices are determined based on negotiations with the customers and are not subject to adjustment. Revenue is recognized when control of the processed products is transferred to the customer, which typically occurs at delivery acceptance. The Company is a principal since no third party is involved in satisfying the Company’s performance obligations.

Revenues are reported net of all VAT. As the Company’s standard payment terms are less than one year, the Company has elected the practical expedient under ASC 606-10-32-18 to not assess whether a contract has a significant financing component. The Company allocates the transaction price to each distinct product based on their relative standalone selling price.

Government Grant

Government grants are compensations for the purpose of giving immediate financial support to the Company according to the government’s policy. The government evaluates the Company’s eligibility for the grants on a consistent basis, and then makes the payment. Therefore, there are no restrictions on the grants.

Government grants are recognized when received and all the conditions for their receipt have been met. The grants received were $76,276 and $103,765 for the years ended June 30, 2021 and 2020, respectively, which were included in other income.

Research and Development Costs

Research and development activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries and supplies, are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are expensed when incurred and are included in selling and marketing expense. Shipping and handling costs were $130,315 and $123,088 for the years ended June 30, 2021 and 2020, respectively, which were included in selling and marketing expenses.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby it calculates deferred tax assets or liabilities for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits by applying enacted tax rates

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

applicable to the years in which those temporary differences are expected to be reversed or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as non-current amounts.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

To the extent applicable, the Company records interest and penalties as other expense. All of the tax returns of the Company’s PRC subsidiaries remain subject to examination by PRC tax authorities for five years from the date of filing. The fiscal year for tax purpose in PRC is December 31.

The Company and its subsidiaries are not subject to U.S. tax laws and local state tax laws. The Company’s income and that of its related entities must be computed in accordance with Chinese and foreign tax laws, as applicable, and all of which may be changed in a manner that could adversely affect the amount of distributions to shareholders. There can be no assurance that Income Tax Laws of PRC will not be changed in a manner that adversely affects shareholders. In particular, any such change could increase the amount of tax payable by the Company, reducing the amount available to pay dividends to the holders of the Company’s ordinary shares.

Earnings Per Share

Earnings (loss) per share is calculated in accordance with ASC 260 Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of ordinary shares and dilutive common share equivalents. Dilutive common share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. There were no dilutive ordinary share equivalents outstanding during the years ended June 30, 2021 and 2020.

Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the changes in shareholders’ equity during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income or loss is reported in the consolidated statements of comprehensive income/(loss). Accumulated other comprehensive income/(loss), as presented on the accompanying consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

Certain Risks and Concentration

Exchange Rate Risks

The Company operates in PRC, which may give rise to significant foreign currency risks mainly from fluctuations and the degree of volatility of foreign exchange rates between the USD and the RMB.

Currency Convertibility Risks

Substantially all of the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents, restricted cash, notes receivable. The Company places its cash and cash equivalents, restricted cash, and note receivable in good credit quality financial institutions in Hong Kong and PRC. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition.

Interest Rate Risks

The Company is subject to interest rate risk. The Company has bank interest bearing loans charged at variable interest rates. And although some bank interest bearing loans are charged at fixed interest rates within the reporting period, the Company is still subject to the risk of adverse changes in the interest rates charged by the banks when these loans are refinanced.

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note1, this may not be indicative of future results.

Liquidity Risks

The Company’s primary sources of liquidity consist of existing cash balances, cash flows from the Company’s operating activities and availability under its loan arrangements with local banks. The Company’s ability to generate sufficient cash flows from its operating activities is primarily dependent on its sales of copper products to our customers at margins sufficient to cover fixed and variable expenses.

As of June 30, 2021, and 2020, the Company had cash and cash equivalents of $251,203 and $109,574, respectively. The Company believes that its current cash, cash to be generated from its operations and access to loans from related parties will be sufficient to meet its working capital needs for at least the next twelve months. However, the Company does not have any amounts committed to be provided by its related parties, and the Company does not believe its working capital needs will be negatively impacted without such funds provided by related parties. The Company is also not dependent upon this offering to meet its liquidity needs for the next twelve months. However, the Company plans to expand our business to strengthen its position and implement its growth strategies in existing and prospective markets. To do so, the Company will need more capital through equity financing to increase its production and meet market demands.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASU”). Management periodically reviews new accounting standards that are issued.

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently adopted Accounting Standards

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326)”: the amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected, and credit losses relating to available-for-sale debt securities should be recorded through an allowance for credit losses. ASU No. 2016-13 is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, and early adoption as of the fiscal years beginning after December 15, 2018 is permitted. Effective July 1, 2020, the Company adopted this new standard on a retrospective basis. In applying the new standard, the Company has adopted the loss rate methodology to estimate historical losses on accounts receivables. The Company has adopted the aging methodology to estimate the credit losses on accounts receivables. The historical data is adjusted to account for forecasted changes in the macroeconomic environment in order to calculate the current expected credit loss. The Company’s adoption of ASC 326 did not result in a material change in the carrying values of the Company’s financial assets on the adoption date.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). The amendments in this ASU modify the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. Effective July 1, 2020, the Company adopted this new standard on a retrospective basis, and this update did not have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

Recently Issued Accounting Standards

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which removes specific exceptions to the general principles in Topic 740 and to simplifies accounting for income taxes. The guidance is effective for public business entities for fiscal years beginning after December 15, 2020 and for interim periods within those fiscal years. The Company does not expect the adoption to have a material impact on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815, which clarifies the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The guidance is effective for public business entities for fiscal years beginning after December 15, 2021 and for interim periods within those fiscal years. The Company does not expect the adoption to have a material impact on its consolidated financial statements.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company’s financial position, result of operations or cash flows.

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — ACCOUNTS RECEIVABLE

Accounts receivable as of June 30, 2021 and 2020 consisted of the following:

	2021	2020
Accounts receivable	$5,592,538	$5,399,374
Less: allowance for doubtful accounts	(156,406)	(162,134)
Accounts receivable, net	$5,436,132	$5,237,240

The Company generally offers a credit period of 15 days to its customers. The average accounts receivable turnover period was approximately 35 days and 46 days for the fiscal years ended June 30, 2021 and 2020, respectively.

Changes of allowance for doubtful accounts for the years ended June 30, 2021 and 2020 were as follows:

	2021	2020
Beginning balance	$162,134	$113,542
Additional reserve through bad debt expense	—	52,059
Bad debt recovery	(20,481)	—
Exchange difference	14,753	(3,467)
Ending balance	$156,406	$162,134

NOTE 4 — INVENTORIES

Inventories as of June 30, 2021 and 2020 consisted of the following:

	2021	2020
Raw materials	$6,119,801	$2,757,147
Work in process	1,675,404	1,864,820
Finished goods	447,608	5,230,077
Total	$8,242,813	$9,852,044

There were no inventory write-downs or valuation allowance recognized for the years ended June 30, 2021 and 2020.

NOTE 5 — LOAN RECEIVABLE

Loan receivable represents loans extended to third party entities.

As of June 30, 2021 and 2020, there was a loan receivable in the amount of $2,972,345 and $2,716,344 (the difference was due to exchange rate), respectively, from an arm’s length entity for the purpose of purchasing manufacturing equipment on behalf of this entity for producing nonwoven cloth, an essential material for non-medical mask. The annual interest on this loan is 6% from July 10, 2020 to July 10, 2023. The possession of the equipment belonged to the arm’s length entity since the delivery from supplier to the Company, and it was agreed that the Company has the right to pledge the equipment for financing purpose. For the fiscal years ended June 30, 2021 and 2020, the Company pledged the equipment for short-term borrowings from Shanghai Pudong Development Bank in the amount of $1,239,041 and $707,704, respectively. For the fiscal years ended June 30, 2021 and 2020, the Company recorded interest income on this loan amounted to $169,578 and $0, respectively.

As of June 30, 2020, there were three other loans receivable from three arm’s length entities in a total amount of $939,831, and the principal part of these loans were fully collected during the 2021 fiscal year. These loans were unsecured and subject to an annual interest rate of 4.7%. One of them was effective from January 1, 2018 to June 30, 2021, and the other two were effective from June 1 to December 31, 2020. For the fiscal years ended June 30, 2021 and 2020, the Company recorded interest income on the three loans amounting to $145,186 and $38,974, respectively.

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment as of June 30, 2021 and 2020 consisted of the following:

	2021	2020
Building	$1,555,896	$1,421,890
Transportation vehicles	75,679	54,859
Electronic devices	54,851	48,499
Office furniture and equipment	81,251	69,964
Manufacturing devices	1,384,548	1,216,610
Construction in progress (CIP)	336,977	276,564
Total property plant and equipment, at cost	3,489,202	3,088,386
Less: accumulated depreciation	(1,620,342)	(1,283,318)
Property, plant and equipment, net	$1,868,860	$1,805,068

During the years ended June 30, 2021 and 2020, the Company had no impaired or pledged property and equipment.

Additions to property and equipment for the years ended June 30, 2021 and 2020 were $106,998 and $214,454, respectively. There were no disposals for the years ended June 30, 2021 and 2020.

Depreciation expense were $210,656 and $212,004 for the years ended June 30, 2021 and 2020, respectively.

NOTE 7 — LAND USE RIGHTS, NET

Land use rights as of June 30, 2021 and 2020 consisted of the following:

	2021	2020
Land use rights, cost	$1,002,756	$916,391
Less: accumulated amortization	(114,258)	(86,089)
Land use rights, net	$888,498	$830,302

The land use rights represent the Company’s land use rights of the land lots located in Wuhu, China, which had been pledged to secure the Company’s banking facilities granted to the Company as of June 30, 2021 and 2020. The carrying values of the pledged land use rights to secure bank borrowings by the Company are shown in Note 8.

Amortization expense was $19,552 and $18,417 for the years ended June 30, 2021 and 2020, respectively.

Five succeeding years of amortizations are as following:

Year	Amortization	Net carrying value
2022	$19,518	$868,980
2023	19,518	849,462
2024	19,518	829,944
2025	19,518	810,426
2026	19,518	790,908

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — SHORT-TERM BORROWINGS

Short-term borrowings consisted of the following as of June 30, 2021 and 2020:

	2021	2020
Short-term borrowings from financial institutions	$6,472,447	$6,510,877
Short-term Loans from third-party entities	—	5,269,564
Total	$6,472,447	$11,780,441

Short-term borrowings from financial institutions consisted of the following at June 30, 2021:

Bank Name	Amount – RMB	Amount – USD	Issuance Date	Expiration Date	Interest
Huishang Bank	6,600,000	$1,022,210	9/29/2020	9/29/2021	5.20%
Huishang Bank	1,190,000	184,308	6/29/2021	6/29/2022	6.45%
Wuhu Jinsheng Commercial Rural Bank	10,000,000	1,548,803	7/27/2020	7/27/2021	5.69%
Wuhu Yangzi Rural Commercial Bank	6,000,000	929,282	12/22/2020	12/22/2021	5.66%
Jiangsu Jiangyin Rural Commercial Bank	10,000,000	1,548,803	3/18/2021	3/17/2022	5.70%
Shanghai Pudong Development Bank	8,000,000	1,239,041	6/24/2021	6/11/2022	4.35%
Total	RMB 41,790,000	$6,472,447

Short-term borrowings from financial institutions consisted of the following at June 30, 2020:

Bank Name	Amount – RMB	Amount – USD	Issuance Date	Expiration Date	Interest
Huishang Bank	12,000,000	$1,698,490	2/20/2020	8/20/2020	5.66%
Huishang Bank	13,000,000	1,840,031	2/25/2020	8/25/2020	5.66%
Wuhu Yangzi Rural Commercial Bank	6,000,000	849,245	10/9/2019	10/9/2020	5.66%
Jiangsu Jiangyin Rural Commercial Bank	10,000,000	1,415,407	3/18/2020	3/17/2021	5.70%
Shanghai Pudong Development Bank	5,000,000	707,704	6/11/2020	6/8/2021	4.35%
Total	RMB 46,000,000	$6,510,877

For the years ended June 30, 2021 and 2020, interest expense on short-term borrowings from financial institutions amounted to $332,913 and $470,994, respectively.

Short-term borrowings from third-party entities are unsecured, due on demand and subject to annual interest rate of 4.7%. For the years ended June 30, 2021 and 2020, the Company recorded interest expense on short-term borrowings from third-party entities amounted to $110,029 and $92,507.

The Company’s short-term bank borrowings are pledged by the assets as listed below, and guaranteed by the Company’s major shareholder, his immediate family members, and third-party companies.

	As of June 30,
	2021	2020
Land use right, net	$888,498	$830,302
Non-woven cloth manufacturing equipment	2,972,345	2,716,344
Total	$3,860,843	$3,546,646

NOTE 9 — GOVERNMENT LOAN

As of June 30, 2021 and 2020, non-current liabilities included interest-free government loans in the amount of $619,521 and nil, respectively, which will be forgiven by the relevant government once the Company successfully gets listed on the stock market. In case the Company fails to get approval for the initial public offering within the lending period, the Company must return the full amount plus interest at the lending rate of People’s Bank of China.

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses as of June 30, 2021 and 2020 consisted of the following:

	2021	2020
Employee compensation and benefits	$405,282	$275,242
Travel and communication expenses	58,809	61,435
Consulting fees	26,503	67,920
Depreciation and amortization expenses	73,729	79,374
Entertainment	114,079	153,820
Office and miscellaneous	62,219	557,624
Total	$740,621	$1,195,415

NOTE 11 — SELLING AND MARKETING EXPENSES

Selling and marketing expenses as of June 30, 2021 and 2020 consisted of the following:

	2021	2020
Employee compensation and benefits	$113,643	$83,562
Travel and transportation	25,596	20,566
Shipping and packing	134,776	127,891
Entertainment	15,319	26,372
Sales tax	133,587	114,370
Office and miscellaneous	—	145
Total	$422,921	$372,906

NOTE 12 — RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses as of June 30, 2021 and 2020 consisted of the following:

	2021	2020
Employee compensation and benefits	$47,980	$86,584
Materials	250,801	255,457
Office and miscellaneous	18,315	1,365
Total	$317,096	$343,406

NOTE 13 — INTEREST INCOME (EXPENSE), NET

The following table shows the detail of net interest income (expense) for the years ended June 30, 2021 and 2020:

	2021	2020
Interest expense	$(332,913)	$(725,077)
Interest income	196,608	79,893
Total interest expense, net	$(136,305)	$(645,184)

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — OTHER INCOME, NET

The following table shows the detail of net other income (expenses) for the years ended June 30, 2021 and 2020:

	2021	2020
Government grant	$76,276	$103,765
Tax refund	53,803	29,709
Miscellaneous non-operating income	2,997	1,440
Guarantee and service charges	(35,907)	(13,598)
Miscellaneous non-operating expenses	(2,653)	(67,701)
Total other income (expenses), net	$94,516	$53,615

NOTE 15 — CUSTOMER AND SUPPLIER CONCENTRATIONS

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

No single customer accounted for greater than 10% of the total revenue of the Company during fiscal year 2021. There were significant concentrations of accounts receivable, which included three customers who accounted for an aggregate of 72% of total accounts receivable for the year ended June 30, 2021.

The Company sold a substantial amount of its products to one customer who accounted for 23.12% of total sales during fiscal year 2020. As of June 30, 2020, the amount due from this customer included in accounts receivable was $152,060. There was one significant customer of accounts receivable that accounted for 72% of total accounts receivable for the year ended June 30, 2020.

The loss of the significant customer or the failure to attract new customers could have a material adverse effect on the Company’s business, consolidated results of operations and financial condition.

The Company purchased a substantial amount of raw materials from four suppliers who accounted for an aggregate of 66.59% of total purchases during fiscal year 2021. As of June 30, 2021, amount due to these suppliers included in accounts payable was $824,572, representing 20.70% of total accounts payable. There was no other significant concentration of accounts payable for the year ended June 30, 2021.

The Company purchased a substantial amount of raw materials from two suppliers who accounted for an aggregate of 49.27% of its total purchases during fiscal year 2020. As of June 30, 2020, no amount due to these suppliers included in accounts payable. There was no other significant concentration of accounts payable for the year ended June 30, 2020.

NOTE 16 — RELATED PARTY TRANSACTIONS

1) Nature of relationships with related parties

Name	Relationship with the Company
Jinchun Cheng	Controlling shareholder, Chief Executive Officer and Chairman of the Company
Wuhu Xinxu Trading Co., Ltd. (“Xinxu Trading”)	An entity 100% controlled by Jinchun Cheng

2) Related party transactions

Jinchun Cheng periodically provides working capital to support the Company’s operations when needed. As of June 30, 2021 and 2020, the Company had outstanding payable due to Jinchun Cheng in an aggregate amount of $5,515,148 and $4,603,274, respectively. The amounts were unsecured, interest free and due on demand.

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — RELATED PARTY TRANSACTIONS (cont.)

During the fiscal year 2021, Xinxu Trading advanced working capital of $480,129 to the Company. During the fiscal year 2020, Xinxu Trading advanced working capital of $142,229 to the Company. As of June 30, 2021 and 2020, the Company had $480,129 and nil outstanding payable balance to this entity.

3) Related party balances

Net outstanding balances with related parties consisted of the following as of June 30, 2021 and 2020:

Accounts	Name of related party	2021	2020
Due to related party:
Due to related party	Wuhu Xinxu Trading Co., Ltd.	480,129	—
Due to related party	Jinchun Cheng	5,515,148	4,603,274
Due to related parties		$5,995,277	$4,603,274

NOTE 17 — STOCKHOLDERS’ EQUITY

Ordinary shares

The Company is authorized to issue 3,900,000 ordinary shares of a single class, par value $0.01275, or 0.1 HKD, per ordinary share. The additional paid in capital was $2,798,895 as of June 30, 2021. There are currently 100,000 issued and outstanding ordinary shares.

Statutory Reserve

In accordance with the regulations of the PRC State Administration of Work Safety, the Company’s subsidiary, Anhui Xinxu Ltd.is required to incur work safety cost(“Work Safety Cost”) which will be used for enhancement of production safety and improvement of facilities at the rate of: 3% of the actual sales income for the year below RMB10 million; 1.5% of the actual sales income for the year between RMB10 million and RMB100 million (included); 0.5% of the actual sales income for the year between RMB100 million and RMB1 billion (included); 0.2% of the actual sales income for the year between RMB1 billion and RMB5 billion (included); 0.1% of the actual sales income for the year between RMB5 billion and RMB10 billion (included); 0.05% of the actual sales income for the year above RMB10 billion. Company has an option of not appropriating the Work Safety Cost after the reserve is equal to 5% of the subsidiary’s last fiscal year sales revenue. The unutilized Work Safety Cost as of June 30, 2021 and 2020 was $2,852,467 and $2,686,899, respectively.

Pursuant to Chinese Company law applicable to foreign investment companies, the Company’s PRC subsidiaries are required to maintain statutory surplus reserves. The statutory surplus reserves are to be appropriated from net income after taxes, and should be at least 10% of the after tax net income determined in accordance with accounting principles and relevant financial regulations applicable to PRC enterprises (“PRC GAAP”). The Company has an option of not appropriating the statutory surplus reserve after the statutory surplus reserve is equal to 50% of the subsidiary’s registered capital. Statutory surplus reserves are recorded as a component of shareholders’ equity. The statutory surplus reserve as of June 30, 2021 is nil.

Reorganization

In or about November 2021, the Company completed corporate reorganization to roll two controlled entities (now referred to as the subsidiaries) into one legal corporation (the Company). Before the reorganization, 98% of Anhui Xinxu’s equity interest was held by Jinchun Cheng, and the rest 2% was held by Xian Cheng. On November 3, 2021, Hecang Limited, an unrelated Hong Kong entity’s subsidiary, acquired 5% equity of Anhui Xinxu from Jinchun Cheng. On November 15, 2021, Anhui Heri acquired 93% equity of Anhui Xinxu from Jinchun Cheng, 5% from Hecang Limited, and 2% from Xian Cheng. As a result, Anhui Xinxu’s equity interest is 100% held by Anhui Heri as of November 15, 2021.

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 — STOCKHOLDERS’ EQUITY (cont.)

During the years presented in these consolidated financial statements, the control of the entities has never changed (always under the ultimate control of Jinchun Cheng). Accordingly, the combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

NOTE 18 — INCOME TAXES

Enterprise Income Taxes (“EIT”)

Xinxu Group is incorporated in Cayman Island as an offshore holding company and is not subject to tax on income or capital gain under the laws of Cayman Island.

HK Xinxu is established in Hong Kong and is subject to statutory income tax rate at 16.5%.

Anhui Heri Ltd.is established in PRC and is subject to statutory income tax rate at 25%.

Anhui Xinxu Ltd.is the Company’s main operating subsidiaryy in PRC. Anhui Xinxu is a High-New Technology Enterprise and has applicable EIT rate of 15%. As of June 30, 2021, the tax years ended December 31, 2015 through December 31, 2020 for the Company’s PRC entities remain open for statutory examination by PRC tax authorities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2021, and 2020, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the fiscal years ended June 30, 2021, and 2020, respectively, and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2021.

Per the consolidated statements of income and comprehensive income, the income tax expenses for the Company can be reconciled to the income before income taxes for the years ended June 30, 2021, and 2020 as follows:

	2021	2020
Income before taxes	$4,271,880	$(829,781)
PRC EIT tax rates	15%	15%
Tax at the PRC EIT tax rates	$640,782	—
Tax effect of non-deductible expenses	6,300	—
Tax effect of accumulated loss	(40,242)	—
Tax effect of deferred tax assets	44,335	(115,322)
Income tax expenses (recovery)	$651,175	$(115,322)

Income taxes for the years ended June 30, 2021 and 2020 are attributed to the Company’s continuing operations in China and consisted of:

	2021	2020
Current income tax	$606,840	$—
Deferred income tax	44,335	(115,322)
Total income tax expense (recovery)	$651,175	$(115,322)

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 — INCOME TAXES (cont.)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 2021 and 2020 are presented below:

	As of June 30,
	2021	2020
Deferred tax assets:
Bad debt	23,461	24,320
Work safety cost	437,837	401,084
Accumulated loss	$—	$37,723
Total	$461,298	$463,127

There was no valuation allowance for the deferred tax assets as of June 30, 2021 and 2020. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and the scheduled reversal of deferred tax liabilities, management believes it is more likely than not the company will realize the benefits of those deductible differences at June 30, 2021 and 2020.

NOTE 19 — COMMITMENTS AND CONTINGENCIES

As of June 30, 2021 and 2020, the Company had no material purchase commitment and lease commitment. From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of June 30, 2021, and 2020, the Company had no pending legal proceedings.

NOTE 20 — REVENUE DISAGGREGATION

The Company’s disaggregated revenues are represented by the type of products and type of revenue stream.

	June 30, 2021		June 30, 2020
	Sales Amount	As % of Sales	Sales Amount	As % of Sales
Self-Manufactured Products:
Tinned copper bar products	$20,419,991	37.00%	$15,397,841	37.75%
T2 copper bar products	10,525,412	19.07%	8,521,178	20.89%
Others	939,659	1.70%	1,034,854	2.54%
Processing service	56,576	0.10	59,508	0.15
Resales of copper materials, primarily electrolytic copper	23,251,647	42.13%	15,780,844	38.68%
Total Revenue	55,193,286		40,794,225

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 — SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products. Based on management’s assessment, the Company has determined that it has only one operating segment as defined by ASC 280.

The Company sold substantially all of its products to the customers in the PRC and had no international sales revenue during the fiscal years ended June 30, 2021 and 2020.

NOTE 22 — FINANCIAL IMPACT OF COVID-19

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which has and is continuing to spread throughout China and other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a “Public Health Emergency of International Concern,” and on March 11, 2020, the World Health Organization characterized the outbreak as a “pandemic.” Governments in affected countries are imposing travel bans, quarantines, and other emergency public health measures, which have caused material disruption to businesses globally resulting in an economic slowdown. These measures, though temporary in nature, may continue and increase depending on developments in the COVID-19’s outbreak.

The extent to which the COVID-19 outbreak impacts the Company’s financial condition and results of operations for the full year of 2022 cannot be reasonably estimated at this time and will depend on future developments that currently cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the COVID-19 outbreak or treat its impact, the government steps to combat the virus, the disruption to the general business activities of the PRC and the impact on the economic growth and business of our distributors for the foreseeable future, among others.

NOTE 23 — SUBSEQUENT EVENT

The reorganization of the Company’s legal structure was completed in November 2021. Impact of this reorganization has been explained in Note 1.

The Company has evaluated subsequent events though April XX, 2022, the date the financial statements were available to be issued. No other matters were identified affecting the accompanying financial statements or related disclosures.

[•] Ordinary Shares

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED

__________________________________________

PROSPECTUS

__________________________________________

[•], 2022

Until [•], 2022 (25 days after the date of this prospectus), all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to its unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated articles of association, which will become effective upon or before completion of this offering, provide that, to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)     all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)    without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own actual fraud, willful default or willful neglect.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

Pursuant to our offer letters to directors and employment agreements with executive officers, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following ordinary shares. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of ordinary shares.

On September 11, 2017, we issued an aggregate of 100,000 ordinary shares at HK$0.1 per share to three investors, including one share to Sharon Pierson who transferred same to Fortune Daily Developments Limited on the same day, 94,999 shares to Fortune Daily Developments Limited, a BVI holding company wholly owned by Xinxu Technology Co., Ltd., a BVI holding company, of which, Mr. Xian Cheng, our shareholder, is the sole shareholder and director, and 5,000 shares to Sino Copper Investments Limited, a BVI company wholly owned by Xinxu Holdings

Limited, a BVI holding company, of which, Mr. Jinchun Cheng, our Chief Executive Officer and Chairman of the Board, is the sole shareholder and director, On December 27, 2017 and January 25, 2021, Fortune Daily Developments Limited, transferred 75,000 shares and 18,000 shares, respectively, to Sino Copper Investments Limited.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

a) Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our consolidated financial statements or the notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Wuhu City, Anhui Province, China, on [•], 2022.

Xinxu Copper Industry Technology Limited
By:
	Name:	Jinchun Cheng
	Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of Jinchun Cheng and Haitao Ju, each acting alone, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement on Form F-1 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462 under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer and Chairman	[•], 2022
Jinchun Cheng	(principal executive officer)
	Chief Financial Officer	[•], 2022
Haitao Ju	(principal financial and accounting officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Xinxu Copper Industry Technology Limited, has signed this registration statement or amendment thereto in [•] on [•], 2022.

[•]
By:
Name:
Title:

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association of Registrant, dated September 11, 2017, as currently in effect
3.2*	Form of Amended and Restated Memorandum and Articles of Association of Registrant, as effective immediately prior to the completion of this offering
4.1*	Registrant’s Specimen Certificate for Ordinary Shares
5.1*	Opinion [•] regarding the validity of the ordinary shares being registered
5.2*	Opinion [•] (regarding the underwriter warrants)
8.1*	Opinion of [•] regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2*	Opinion of [•] regarding certain PRC tax matters (included in Exhibit 99.[•])
10.1*	English Translation of Loan Agreement between Anhui Xinxu New Materials Co., Ltd and Wuhu Wanzhi Local Financial Regulatory Bureau, dated June 11, 2021
21.1*	Subsidiaries of the Registrant
23.1*	Consent of [•]
23.2*	Consent of [•] (included in Exhibit 5.1)
23.3*	Consent of [•] (included in Exhibit 99.2)
23.4*	Consent of [•] (included in Exhibits 5.2 and 8.2)
24.1*	Powers of Attorney (included on signature page to Registration Statement on Form F-1)
99.1*	Code of Business Conduct and Ethics
99.2*	Opinion of [•] regarding certain PRC law matters
99.3*	Form of Audit Committee Charter
99.4*	Form of Compensation Committee Charter
99.5*	Form of Nominating and Corporate Governance Committee Charter
107*	Filing Fee Table

____________

*        to be filed.